Exhibit 99.1

Management Proxy Circular and

Notice of Annual Meeting of Shareholders

June 5, 2019

YOUR VOTE AND PARTICIPATION AS A SHAREHOLDER IS IMPORTANT. Please read this document and vote.

Notice of Annual Meeting of Shareholders of Thomson Reuters Corporation

We are pleased to invite you to attend our 2019 annual meeting of shareholders.

When	Where
Wednesday, June 5, 2019 12:00 p.m. (Eastern Daylight Time)	Roy Thomson Hall 60 Simcoe Street Toronto, Ontario, Canada

A live audio webcast will be available at www.thomsonreuters.com. A replay of the webcast will be posted on our website after the meeting.

Business of the Meeting

At the meeting, shareholders will be asked to:

1. Receive our consolidated financial statements for the year ended December 31, 2018 and the auditor’s report on those statements;

2. Elect directors;

3. Appoint the auditor and authorize the directors to fix the auditor’s remuneration;

4. Consider an advisory resolution on executive compensation;

5. Consider the shareholder proposal set forth in the accompanying management proxy circular; and

6. Transact any other business properly brought before the meeting and any adjourned or postponed meeting.

You can read about each of these items in more detail in the accompanying management proxy circular. At the meeting, you will also have an opportunity to hear about our 2018 performance and our plans for Thomson Reuters going forward. Shareholders in attendance will have an opportunity to ask questions.

Record Date

You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you were a holder of our common shares as of 5:00 p.m. (Eastern Daylight Time) on April 11, 2019.

Notice-And-Access

We are using the “notice-and-access” system for the delivery of our proxy materials through our website, www.thomsonreuters.com, similar to last year’s meeting. Shareholders who receive a notice have the ability to access the proxy materials on our website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through our website or to request a paper copy may be found in the notice. Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

Shareholders who have already signed up for electronic delivery of proxy materials will continue to receive them by e-mail.

Voting

Your vote is important. If you’re unable to attend the meeting in person, please vote by proxy. A proxy is a document that authorizes someone else to attend the meeting and cast votes for you. The proxy form contains instructions on how to complete and send your voting instructions. If you hold your shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary.

Management Proxy Circular and Notice of Annual Meeting of Shareholders

If you’re a registered shareholder, our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions no later than 5:00 p.m. (Eastern Daylight Time) on Monday, June 3, 2019, or if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting. If you’re a registered shareholder and have any questions or need assistance voting your shares, please call Computershare Trust Company of Canada, toll-free in Canada and the United States, at 1.800.564.6253.

Non-registered/beneficial shareholders will be subject to earlier voting deadlines as specified in their proxy or voting instructions.

Thank you for your continued support of, and interest in, Thomson Reuters.

Very truly yours,

David Thomson Chairman of the Board	James C. Smith President & Chief Executive Officer

April 17, 2019

Management Proxy Circular and Notice of Annual Meeting of Shareholders

Letter to Shareholders

To our Shareholders,

Across industries and borders, the digital transformation is in full force.

Markets, business models and platforms are evolving rapidly. Once emerging technologies – especially artificial intelligence and cognitive computing – have arrived and are impacting every industry in profound ways that professionals are just beginning to understand. Meanwhile, geopolitical uncertainty remains widespread, regulatory complexity is growing and economic and competitive pressures on our customers remain high.

Despite this upheaval, we are as confident as ever that we can help our customers succeed. Why?

At Thomson Reuters, we work best at the intersection of commerce and regulation, where the world is complex. We make it our mission every day to serve our customers with essential news and information-enabled tools that help them to make the best decisions, while also making the best use of their time.

We do this by combining a deep understanding of their industries with expertly curated information and tailored technology. This raises their productivity, liberating them from routine tasks and creating more time to focus on the things that matter most: advising, advocating, negotiating, governing and informing.

Our business is built on a proven track record combining trusted content with cutting edge technology and deep domain expertise, which has resulted in longstanding customer relationships and leading positions in our markets. Our customers know that they can count on us. In many cases, this trust has been earned over many decades.

From this long-established position of strength and trust, we are evolving.

2018 was a transformational year for Thomson Reuters. We sold 55% of our Financial & Risk business to private equity funds managed by Blackstone for approximately $17 billion, creating a new partnership now known as Refinitiv. Following the completion of this deal, we returned $10 billion of the proceeds to shareholders, paid down $4 billion of debt, covered costs associated with the transaction and set aside $2 billion to reinvest for growth in our core markets.

While separating the two businesses, we worked to reposition the new Thomson Reuters with a new structure that makes customers more central to our decision making. We built a flatter organization with fewer management layers, reducing hierarchy and empowering those closest to the customer. The new structure, which is organized around our Legal Professionals, Tax Professionals, Corporates, Reuters News and Global Print customers, allows us to bring the full power of our enterprise to market with greater speed and focus on solving customer problems.

Through momentous change, we saw an acceleration in our underlying sales momentum and were able to grow the business. We launched innovative products like Westlaw Edge, which incorporates state-of-the-art artificial intelligence and predictive analytics to enable legal professionals to deliver faster and more accurate results to their clients.

In 2018 (and for the seventh consecutive year), our full-year financial performance met our guidance for all key metrics. We grew revenues 3% organically overall, and grew 4% in our core Legal Professionals, Tax Professionals and Corporates segments (which represent 80% of our revenue base). This was our best performance since 2008.

In 2019, our aim is to maintain the focus, pace and determination with which we ended 2018. A strong capital structure will enable us to invest organically and inorganically to reach new customers, to better serve and expand our relationship with existing customers where we don’t serve their existing information, technology and software needs today and to eventually access new customers in adjacent markets.

We are investing behind a digital-first strategy that will make it easier for existing customers to work with us, and allow us to reach thousands of smaller prospective customers we do not sell to today. Embedding customer insights and analytics in our digital offerings should help us be quicker to deliver the product innovations they most want, be easier to do business with and improve retention.

We are confident that these priorities will lead to faster growth and sustainable, long-term value creation for our shareholders. Earlier this year, we announced plans to repurchase up to an additional $250 million worth of shares in 2019. And, we announced a $0.04 cent increase in our annualized dividend to $1.44 per share, the 26th consecutive year of dividend increases for the company – an achievement that we are very proud of.

Management Proxy Circular and Notice of Annual Meeting of Shareholders

We live in a time when trusted information, news and data have never been more important.

For more than a year, Reuters journalists Wa Lone and Kyaw Soe Oo have been imprisoned in Myanmar for simply doing their jobs and telling the truth. Journalism is not a crime and we will not rest until they are released and back with their families.

At a time when the virtues of objectivity, accuracy, fairness and transparency are under attack, we consider it our duty to pursue them – just as we have for more than 100 years.

With a strong foundation, leading brands and a simpler, more focused go-to-market proposition, our prospects are truly brighter now than ever before. We are pleased that those who matter the most – our customers, our employees and our shareholders – will be along for the ride.

David Thomson Chairman of the Board	James C. Smith President & Chief Executive Officer

Certain statements in the letter are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of our 2018 annual report as well as in other materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of this date. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.

Management Proxy Circular and Notice of Annual Meeting of Shareholders

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 1

Page 2    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Fast Facts About Thomson Reuters

Thomson Reuters is a leading provider of news and information-based tools to professionals. Our worldwide network of journalists and specialist editors keep customers up to speed on global developments, with a particular focus on legal, regulatory and tax changes.

The table below describes some of our key operating characteristics:

Attractive Industry	Balanced and Diversified Leadership	Attractive Business Model	Strong Competitive Positioning	Disciplined Financial Policies
• Customer segments operate in an estimated $32 billion market segment which we estimate grew mid-single digits in 2018

•   A leader in key Legal Professionals, Corporates and Tax Professionals market segments

•   Products and services tailored for professionals

•   Deep broad industry knowledge

•   Distinct core customer group revenues

•   Geographical diversity

•   Largest customer is approximately 1% of revenues

		• 75% of revenues are recurring • 87% of total revenues are delivered electronically or as software as a service • Strong consistent cash generation capabilities	• Proprietary databases and deeply embedded workflow tools and analytics • Technology and operating platforms built to address the global marketplace

•   Focused on free cash flow growth

•   Balance investing in business and returning capital to shareholders

•   Commitment to maintaining investment grade rating with stable capital structure

•   $2 billion investment fund to bolster positions in key growth areas or to repurchase shares

2018 full-year results:	Stock prices (2018):

•   Revenues – US$5.5 billion

•   Operating profit – US$780 million

•   Adjusted EBITDA margin* – 24.8%

•   Diluted earnings per share (EPS) – US$5.91

•   Adjusted EPS* – US$0.75

•   Cash flow from operations – US$2.1 billion

•   Free cash flow* – US$1.1 billion

Stock exchange listings (Symbol: TRI):

•   Toronto Stock Exchange (TSX)

•   New York Stock Exchange (NYSE)

Closing price (12/31/2018): C$65.93 / US$48.31

High: C$68.61 / US$51.38

Low: C$48.14 / US$37.64

Market capitalization (12/31/2018):

Over US$24 billion

Dividend per common share (as of April 2019):

$0.36 quarterly ($1.44 annualized)

We have increased our common share dividend for 26 consecutive years.

All revenue information reflected in the first table above is based on our 2018 full-year results.

For more information about our company, visit www.thomsonreuters.com

* Non-International Financial Reporting Standards (non-IFRS) financial measures. Please see the note in the “Additional Information” section of this circular.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 3

About this Circular and Related Proxy Materials

We are providing this circular and proxy materials to you in connection with our annual meeting of shareholders to be held on Wednesday, June 5, 2019. As a shareholder, you are invited to attend the meeting. If you are unable to attend, you may still vote by completing the enclosed proxy form.

This circular describes the items to be voted on at the meeting and the voting process and contains additional information about executive compensation, corporate governance practices and other matters that will be discussed at the meeting.

Unless otherwise indicated, all dollar amounts in this circular are expressed in U.S. dollars, and information is as of April 11, 2019. In this circular, the terms “we”, “us” and “our” refer to Thomson Reuters Corporation and our consolidated subsidiaries. The term “Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it.

Please see the “Voting Information” section of this document for an explanation of how you can vote on the matters to be considered at the meeting, whether or not you decide to attend the meeting.

We are a Canadian company that is considered to be a “foreign private issuer” for U.S. federal securities law purposes. As a result, we have prepared this circular in accordance with applicable Canadian disclosure requirements.

Information contained on our website or any other websites identified in this circular is not part of this circular. All website addresses listed in this circular are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this circular are the property of Thomson Reuters.

Front cover photo credit: REUTERS/Mark Blinch.

Page 4    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Business of the Meeting

Highlights

This year’s meeting will cover the following items of business:

Item of Business	Highlights					Board Vote Recommendation
1. Financial statements

Receipt of our 2018 audited financial statements.

• Our 2018 annual consolidated financial statements are included in our 2018 annual report, which is available in the “Investor Relations” section of our website, www.thomsonreuters.com.

• Shareholders who requested a copy of the 2018 annual report will receive it by mail or e-mail.

• Representatives from Thomson Reuters and our independent auditor, PricewaterhouseCoopers LLP, will be available to discuss any questions about our financial statements at the meeting.

						N/A
2. Directors

At the meeting, 11 individuals are proposed to be elected to our board of directors. All of these individuals are currently directors of our company.

• A majority of our directors are independent.

• The roles and responsibilities of the Chairman and the CEO are separate.

• Shareholders vote annually for individual directors.

The director nominees are:

						FOR each director nominee

	Name	Director Since	Independent	Affiliated with Principal Shareholder	Thomson Reuters Management
	David Thomson	1988		✓
	James C. Smith	2012			✓
	Sheila C. Bair	2014	✓
	David W. Binet	2013		✓
	W. Edmund Clark, C.M.	2015		✓
	Michael E. Daniels	2014	✓
	Vance K. Opperman	1996	✓
	Kristin C. Peck	2016	✓
	Barry Salzberg	2015	✓
	Peter J. Thomson	1995		✓
	Wulf von Schimmelmann	2011	✓
3. Auditor	We are proposing to re-appoint PricewaterhouseCoopers LLP as our independent auditor for another year until the 2020 annual meeting of shareholders. Our Audit Committee is directly responsible for overseeing the independent auditor during the year.					FOR

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 5

Item of Business	Highlights	Board Vote Recommendation
4. Advisory resolution on executive compensation

We will have a non-binding advisory resolution on executive compensation, which is sometimes called “say on pay”. This will provide you with an opportunity to provide a view on our company’s approach to executive compensation, as described in this circular.

“Pay for performance” is a key part of our compensation philosophy for our named executive officers.

✓    2018 compensation decisions were aligned with our strategic objectives – During 2018, the Human Resources Committee of the board of directors (HR Committee) was actively engaged in reviewing and discussing the design and approach to our compensation, talent and culture programs to fit the Thomson Reuters of the future. In 2018, a significant portion of executive pay was at risk and linked to both operational performance and stock price. Our incentive plan goals reflected our published business outlook, operating plan and long-term strategy. Annual incentive awards focused on growth objectives for the year.

✓    Our compensation program is strongly aligned with shareholder return and value – Our executive officer compensation over the last five years has been strongly aligned with total shareholder return. We also require our executive officers to maintain meaningful levels of share ownership that are multiples of their respective base salaries, creating a strong link to our shareholders and the long-term success of our company.

✓    We benchmark executive compensation and performance against global peer companies that we compete with for customers and talent – In 2018, the HR Committee approved a new global peer group for executive compensation purposes to reflect our company’s smaller size once the Financial & Risk (F&R) transaction closed. When constructing our new global peer group, the HR Committee did not include other Canadian companies with a common Global Industry Classification System (GICS) code. While we acknowledge that proxy advisors tend to focus on these companies, we believe that they do not provide a meaningful or relevant comparison of our competitive market for talent given the particular executive talent pool from which we recruit and the significant differences in industries, businesses and operational strategy between our companies and other Canadian companies with a common GICS code. The HR Committee did, however, also approve a new Canadian peer group in 2018 given our company’s increasing presence in Toronto. This Canadian peer group is also referenced by the HR Committee as part of executive compensation benchmarking.

✓    Our compensation program is aligned with good governance practices and has received strong shareholder support in recent years – Our plans and programs reflect strong governance principles. The HR Committee has an independent advisor (FW Cook) for executive compensation matters. We also engage with our shareholders on compensation matters during the year and we provide a “say on pay” resolution each year at our annual meeting of shareholders. Over the last five years, approximately 98% of votes have been cast “for” our “say on pay” advisory resolutions.

✓    We do not believe that we have any problematic pay practices and risk is taken into account in our compensation programs – The HR Committee’s independent advisor is of the view that our compensation program appears unlikely to create incentives for excessive risk taking and includes meaningful safeguards to mitigate compensation program risk.

Please see the “Compensation Discussion and Analysis” section of the circular for additional information.

FOR
5. Shareholder proposal	Consider the shareholder proposal set out in Appendix B of this circular.	AGAINST
6. Other business	If any other items of business are properly brought before the meeting (or any adjourned or postponed meeting), shareholders will be asked to vote. We are not aware of any other items of business at this time.	N/A

Page 6    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Voting Information

Who can vote at the meeting?

If you held common shares as of 5:00 p.m. (Eastern Daylight Time) on April 11, 2019 (the record date), then you are entitled to vote at the meeting or any adjourned or postponed meeting. Each share is entitled to one vote. As of April 11, 2019, there were 500,313,308 common shares outstanding.

We also have 6,000,000 Series II preference shares outstanding, but these shares do not have voting rights at the meeting.

How many votes are required for approval?

A simple majority (more than 50%) of votes cast, in person or by proxy, is required to approve each item of business.

Woodbridge, our principal and controlling shareholder, beneficially owned approximately 66% of our outstanding common shares as of April 11, 2019. Woodbridge has advised our company that it will vote FOR the election of each director nominee, the appointment of PricewaterhouseCoopers LLP as auditor, and the advisory resolution on executive compensation and AGAINST the shareholder proposal set out in Appendix B of this circular.

How do I vote?

You have two choices – you can vote by proxy, or you can attend the meeting and vote in person. The voting process is different for each choice. The voting process also depends on whether you are a registered or non-registered shareholder.

You should first determine whether you are a registered or non-registered holder of our common shares. Most of our shareholders are non-registered holders.

•

You are a registered shareholder if your name appears directly on your share certificates, or if you hold your common shares in book-entry form through the direct registration system (DRS) on the records of our transfer agent, Computershare Trust Company of Canada.

•	You are a non-registered shareholder if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if:

—	your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian; or

—	you hold Depositary Interests representing our common shares which are held in the name of Computershare Company Nominees Limited as nominee and custodian.

Non-registered shareholders are sometimes referred to as “beneficial owners”.

Voting by Proxy

If it is not convenient for you to attend the meeting, you may vote by proxy on the matters to be considered at the meeting. A proxy is a document that authorizes someone else to attend the meeting and cast votes for you.

Non-registered shareholders

If you are a non-registered shareholder who receives a proxy form or voting instruction form (VIF), you should follow your intermediary’s instruction for completing the form. Holders of Depositary Interests will receive a voting form of instruction or direction from Computershare Investor Services PLC.

Registered shareholders

•

You may authorize our directors who are named on the enclosed proxy form to vote your shares as your proxyholder. You may give voting instructions by mail, the Internet or telephone. Please refer to your proxy form for instructions.

•

You may appoint another person to attend the meeting on your behalf and vote your shares as your proxyholder. If you choose this option, you can appoint your proxy by mail or through the Internet. If you mail the proxy form, you must print that person’s name in the blank space provided on the back of the enclosed proxy form and you should indicate how you want your shares voted. Sign, date and return the proxy form in the envelope provided. If you vote through the Internet, you may also appoint another person to be your proxyholder. You may choose anyone to be your proxyholder; the person does not have to be another shareholder.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 7

You may be able to appoint more than one proxyholder, provided that each proxyholder is entitled to exercise the rights attaching to different shares held by you. If you do appoint more than one proxyholder, you must do so by mail, and please enter the number of shares next to the proxyholder’s name that he or she is entitled to vote. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Computershare Trust Company of Canada when they arrive at the meeting.

Voting In Person

Non-registered shareholders

You should do one of the following if you plan to attend the meeting:

•

If you have received a proxy form from your intermediary, insert your own name in the blank space provided on the proxy form to appoint yourself as proxyholder. If the intermediary has not signed the proxy form, you must sign and date it. Follow your intermediary’s instructions for returning the proxy form; or

•	If you have received a VIF from your intermediary, follow your intermediary’s instructions for completing the form.

Registered shareholders

You do not need to do anything except attend the meeting. Do not complete or return your proxy form, as your vote will be taken at the meeting. You should register with representatives of Computershare Trust Company of Canada when you arrive at the meeting. If you wish to vote common shares registered in the name of a legal entity, that entity must submit a properly executed proxy form to Computershare Trust Company of Canada by the proxy cut-off time which appoints you to vote the common shares on its behalf.

Can I vote my shares by filling out and returning the notice?

No. The notice sets forth the items to be voted on at the meeting, but you cannot vote by marking the notice and returning it. The notice provides instructions on how to vote.

What’s the deadline for receiving my proxy or voting instructions?

If you are a registered shareholder, your proxy or voting instructions must be received by 5:00 p.m. (Eastern Daylight Time) on Monday, June 3, 2019.

Non-registered shareholders may be subject to earlier deadlines as specified in their proxy or voting instructions.

If the meeting is adjourned or postponed, the proxy cut-off deadline will be no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

How will my shares be voted if I appoint a proxyholder?

Your proxyholder must vote your shares on each matter according to your instructions if you have properly completed and returned a proxy form. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If you have appointed our directors named on the enclosed proxy form as your proxyholder, and you have not specified how you want your shares to be voted, your shares will be voted FOR the election of each director nominee, the appointment of PricewaterhouseCoopers LLP as auditor, and the advisory resolution on executive compensation and AGAINST the shareholder proposal set out in Appendix B of this circular.

What happens if any amendments are properly made to the items of business to be considered or if other matters are properly brought before the meeting?

Your proxyholder will have discretionary authority to vote your shares as he or she sees fit. As of the date of this circular, management knows of no such amendment, variation or other matter expected to come before the meeting.

If I change my mind, how do I revoke my proxy or voting instructions?

Non-registered shareholders

You may revoke your proxy or voting instructions by sending written notice to your intermediary, so long as the intermediary receives your notice at least seven days before the meeting (or as otherwise instructed by your intermediary). This gives your intermediary time to submit the revocation to Computershare Trust Company of Canada. If your revocation is not received in time, your intermediary is not required to act on it.

Page 8    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Registered shareholders

You may revoke your proxy or voting instructions in any of the following ways:

•

By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Monday, June 3, 2019. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting;

•	By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:

—

To the offices of Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Tuesday, June 4, 2019. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting; or

—	To the Chair of the meeting before the meeting starts; or

—	In any other manner permitted by law.

Who is soliciting my proxy and distributing proxy-related materials?

Thomson Reuters management and directors may solicit your proxy for use at the meeting and any adjourned or postponed meeting. Our management and directors may solicit proxies by mail and in person. We are paying all costs of solicitation. Intermediaries will distribute proxy-related materials directly to non-objecting beneficial owners on our behalf. We are paying for intermediaries to send proxy-related materials to both non-objecting beneficial owners and objecting beneficial owners.

Is my vote confidential?

Yes. Our registrar, Computershare Trust Company of Canada, independently counts and tabulates the proxies to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where a shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy or where it is necessary to do so to meet applicable legal requirements.

Voting results

Following the meeting, we will post the voting results in the “Investor Relations” section of our website, www.thomsonreuters.com. We will also file a copy of the results with the Canadian securities regulatory authorities at www.sedar.com and the U.S. Securities and Exchange Commission at www.sec.gov. For more information, see the “Additional Information” section of this circular.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 9

Annual and Quarterly Financial Statements and Related MD&A

Our annual and quarterly reports and earnings releases are available in the “Investor Relations” section of our website, www.thomsonreuters.com. Please also see the “Electronic Delivery of Shareholder Communications” section below for information about electronic delivery of these reports and other shareholder communications.

Notice-and-Access

Why did I receive a notice in the mail regarding the website availability of this circular and proxy materials?

We are using the “notice-and-access” system for the delivery of our proxy materials through our website, similar to last year’s meeting. Shareholders who receive a notice have the ability to access the proxy materials on our website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through our website or to request a paper copy may be found in the notice.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

Why didn’t I receive a printed notice in the mail about the website availability of the proxy materials?

Shareholders who previously signed up for electronic delivery of our proxy materials will continue to receive them by e-mail and will not receive a printed notice in the mail.

How do I vote under the “notice-and-access” system?

The voting process is the same as described in the “Voting Information” section of this circular. You have two choices – you can vote by proxy, or you can attend the meeting and vote in person.

Electronic Delivery of Shareholder Communications

Does Thomson Reuters provide electronic delivery of shareholder communications?

Yes. Electronic delivery is a voluntary program for our shareholders. Under this program, an e-mail notification (with links to the documents posted on our website) is sent to you.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

How can I enroll for electronic delivery of shareholder communications?

For most non-registered shareholders (other than holders of our Depositary Interests), please go to www.proxyvote.com for more instructions and to register. You will need your Enrollment Number/Control Number. You can find this number on your voting instruction form/proxy form.

If you are a registered shareholder, please go to www.investorcentre.com (country – Canada) and click on “Sign up for eDelivery” at the bottom of the page. You will need information from your proxy form to register.

Page 10    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Principal Shareholder and Share Capital

As of April 11, 2019, Woodbridge beneficially owned 328,297,621 of our common shares, or approximately 66% of our outstanding common shares. Woodbridge is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of our company’s common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.

Note 31 to our 2018 annual consolidated financial statements provides information on certain transactions that we entered into with Woodbridge in 2018 and 2017.

To our knowledge, no other person beneficially owns, directly or indirectly, 10% or more of our common shares.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 11

About Our Directors

This section includes the following information:

•	Profiles for each director nominee;

•	Compensation that we paid to our directors in 2018; and

•	Our corporate governance structure and practices.

HIGHLIGHTS

•	A majority of our directors are independent;

•	The roles and responsibilities of the Chairman and the CEO are separate; and

•	All of the nominees are currently directors of our company.

Voting

You will be asked to vote for each director on an individual basis. Each nominee is proposed to be elected for a term ending at our 2020 annual meeting of shareholders. All of the nominees are currently directors of our company who were elected at our 2018 annual and special meeting of shareholders. Profiles for each nominee are provided on the following pages.

The board unanimously recommends that you vote FOR the election of the following 11 nominees to the Thomson Reuters board of directors: David Thomson, James C. Smith, Sheila C. Bair, David W. Binet, W. Edmund Clark, C.M., Michael E. Daniels, Vance K. Opperman, Kristin C. Peck, Barry Salzberg, Peter J. Thomson and Wulf von Schimmelmann.

Management does not believe that any of the nominees will be unable to serve as a director but, if this should occur for any reason prior to the meeting, the persons named in the enclosed proxy form may vote for another nominee at their discretion.

Following the meeting, we will issue a press release that includes the number of votes cast for and withheld from each individual director. At last year’s annual meeting, our director nominees received an average of 98% “for” votes. Additional information is provided in each nominee’s profile on the following pages.

Majority voting policy

We have a majority voting policy that applies to the election of directors at the annual meeting of shareholders. This means that if a director receives more “withhold” votes than “for” votes at the meeting, then the director will immediately tender his or her resignation to the Chairman. This would be effective if accepted by the board. The Corporate Governance Committee will consider a director’s offer to resign and make a recommendation to the board as to whether to accept it. The board will accept resignations, except in exceptional circumstances. The board will have 90 days from the annual meeting to make and publicly disclose its decision by news release either to accept or reject the resignation (including reasons for rejecting the resignation, if applicable).

Director qualifications

We believe that all of the director nominees possess character, integrity, judgment, business experience, a record of achievement and other skills and talents which enhance the board and the overall management of the business and affairs of Thomson Reuters. Each director nominee has an understanding of our company’s principal operational and financial objectives, plans and strategies, financial position and performance and the performance of Thomson Reuters relative to our principal competitors. The Corporate Governance Committee considered these qualifications in determining to recommend the director nominees for election. Additional information is provided in the individual director nominee profiles below and in the “Board Committees – Corporate Governance Committee” section of this circular, which contains a “skills matrix” highlighting individual director nominee skills and experiences.

Page 12    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Independence

A majority of the board is independent. Under the corporate governance guidelines adopted by the board, a director is not considered independent unless the board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the board considers all relevant facts and circumstances. In March 2019, the board conducted its annual assessment of the independence of each of its current members and determined that six of the 11 directors (approximately 55%) serving on the board are independent.

In determining independence, the board examined and relied on the applicable definitions of “independent” in the NYSE listing standards and Canadian Securities Administrators’ National Instrument 58-101. The board also reviewed the results of questionnaires completed by directors.

In order for the board to function independently from management:

•	The roles and responsibilities of the Chairman (David Thomson) and the CEO (Jim Smith) are separate;

•	We have a Lead Independent Director (Vance K. Opperman); and

•

The Audit Committee is comprised entirely of independent directors (as required by applicable law) and the Corporate Governance Committee, Human Resources Committee and Risk Committee each have a majority of independent directors.

Director Independence

Name of Director Nominee	Management	Independent	Not Independent	Reason for Non-Independence
David Thomson			✓	A Chairman of Woodbridge
James C. Smith	✓		✓	President & Chief Executive Officer of Thomson Reuters
Sheila C. Bair		✓
David W. Binet			✓	President of Woodbridge
W. Edmund Clark, C.M.			✓	Advisor to the trustee of the 2003 TIL Settlement and Woodbridge
Michael E. Daniels		✓
Vance K. Opperman		✓
Kristin C. Peck		✓
Barry Salzberg		✓
Peter J. Thomson			✓	A Chairman of Woodbridge
Wulf von Schimmelmann		✓
Total	1	6	5

None of Messrs. D. Thomson, Binet or P. Thomson is a member of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

In determining the independence of directors, the board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the specific facts and circumstances, the board determined in March 2019 that these relationships were immaterial.

Interlocking Directorships

We do not have any director nominees who serve together on boards of other public companies. The board has adopted a policy that no more than two of our directors may serve together on the boards of other public companies without the consent of the Corporate Governance Committee.

Service on Other Boards

Our directors are not restricted from serving on the boards of other public or private companies so long as their commitments do not materially interfere with or are not incompatible with, their ability to fulfill their duties as a member of our company’s board. However, directors must receive approval from the Chair of the Corporate Governance Committee in advance of accepting an invitation to serve on the board of another public company and must notify the Chair of the Corporate Governance Committee in connection with accepting an invitation to serve on the board of a for-profit private company that is not a family business. The

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 13

Corporate Governance Committee monitors the outside boards that our directors sit on to determine if there are circumstances that would impact a director’s ability to exercise independent judgment and to ensure that a director has sufficient time to fulfill his or her commitments to Thomson Reuters.

Tenure

Our board has not adopted a mandatory retirement age or term limits for individual directors. We believe that individuals can continue to remain effective directors beyond a mandated retirement age or maximum period of service. Without having a mandatory retirement age or term limits, we have experienced turnover on our board that has brought directors with new perspectives and approaches. This has complemented the depth of knowledge and insight about our company and business operations that some of our more long-standing directors have developed over time.

Of the 11 directors proposed to be elected at this year’s meeting, only three (approximately 27%) were members of our board in 2008 when Thomson Reuters was formed. The following table shows the tenure of our director nominees on our board.

The average tenure of all director nominees is 10.9 years and the average tenure of nominees who are considered independent is 8 years.

Two of our directors who have been members of the board for more than 10 years (David Thomson and Peter Thomson) are affiliated with our company’s principal shareholder, Woodbridge.

Countries of Residence

The following table shows the countries where our director nominees ordinarily reside.

Nominee Information

The following provides information regarding the 11 director nominees who are proposed to be elected at the meeting, including a brief biography, city and country of residence, the year that they were appointed to our board, independence status, primary areas of expertise, committee membership, attendance at board and committee meetings in 2018 and ownership of Thomson Reuters securities. This information also reflects the percentage of “for” votes received by each director at our 2018 annual and special meeting of shareholders.

In the director nominee profiles on the following pages, “securities held” by a director nominee includes common shares over which a director nominee exercised control or direction, and the number of restricted share units (RSUs), deferred share units (DSUs) and options held by, or credited to, each individual as of April 11, 2019. Information regarding common shares beneficially owned does not include shares that may be obtained through the exercise or vesting of options, RSUs or DSUs. Each director nominee provided us with information about how many common shares he or she beneficially owns.

Page 14    Management Proxy Circular and Notice of Annual Meeting of Shareholders

The market value of shares beneficially owned is based on the closing price of our common shares on the New York Stock Exchange (NYSE) on April 11, 2019, which was $59.03. The market value of DSUs is also based on the closing price of our common shares on the NYSE on that date.

We have also included information about each director nominee’s ownership of Thomson Reuters common shares and DSUs as of April 11, 2019 as a multiple of their annual retainer. All of our directors exceeded their ownership guideline as of such date. Additional information about director share ownership guidelines is provided later in this section.

David Thomson[1] Age: 61 Toronto, Ontario, Canada Director since 1988 Non-independent Primary areas of expertise: investment management, retail, media/publishing 2018 votes for: 98.90%

David Thomson

David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail Inc., a Canadian media company. Mr. Thomson is an active private investor with a focus on real estate and serves on the boards of several private companies. Mr. Thomson has a MA from Cambridge University.

	Board/committee membership	2018 attendance		Other public company board memberships
	Board	15 of 15	100%		–
	Total	15 of 15	100%
	Securities held (number and value)[2]				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 83,085	Options –	83,085
	–	–	$4,904,508	–		$4,904,508	–

1 David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2 David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge, our principal shareholder. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

James C. Smith Age: 59 Toronto, Ontario, Canada Director since 2012 Non-independent Primary areas of expertise: operations, international business and media/publishing 2018 votes for: 99.24%

James C. Smith

James C. Smith has been President & Chief Executive Officer since January 2012. Mr. Smith was Chief Operating Officer of Thomson Reuters from September 2011 to December 2011 and Chief Executive Officer of Thomson Reuters Professional division from April 2008 to September 2011. Prior to the acquisition of Reuters Group PLC (Reuters) by The Thomson Corporation (Thomson) in April 2008, he served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning’s Academic and Reference Group. Mr. Smith joined the Thomson Newspaper Group in 1987. He held several staff and operating positions, culminating in his role as head of operations for Thomson Newspapers in the U.S. With the sale of the Thomson Newspaper Group in 2000, he joined Thomson in 2001 as Executive Vice President. He began his career as a journalist and held several editorial and general management positions prior to joining Thomson. Mr. Smith received a BA from Marshall University.

	Board/committee membership	2018 attendance		Other public company board memberships
	Board[1]	9 of 15	60%	Pfizer Inc.
	Total	9 of 15	60%
	Securities held (number and value)				Total shares and DSUs	Total market value[2]	Ownership multiple of base salary[3]
	Common shares 487,750	RSUs 346,469	DSUs 204,155	Options 4,883,042	691,905
	$28,791,883	–	$11,976,656	–		$40,843,152	25.5x

1  Mr. Smith missed several board meetings due to an illness in the first half of 2018. Only one of those meetings was regularly scheduled and four of the meetings that Mr. Smith missed were held in February for directors to be updated on his health. Other than meetings that Mr. Smith missed due to illness, his attendance at our board meetings in 2018 was 100%. Mr. Smith had 100% attendance at 42 board meetings from his initial appointment in 2012 through the end of 2017.

2  154,490 of Mr. Smith’s 346,469 RSUs are time based restricted share units (TRSUs). As of April 11, 2019, the value of Mr. Smith’s TRSUs was $9,119,545 and the total market value of his common shares, DSUs and TRSUs was $49,888,083.

3 Reflects Mr. Smith’s ratio under his executive ownership guidelines, which is based on a multiple of his salary.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 15

Sheila C. Bair Age: 65 Kennedyville, Maryland, United States Director since 2014 Independent Primary areas of expertise: international business, finance, operations, legal 2018 votes for: 99.82%

Sheila C. Bair

Sheila C. Bair is a corporate director. Ms. Bair was President of Washington College from August 2015 to June 2017. Prior to that, she was Senior Advisor to The Pew Charitable Trusts for four years. Ms. Bair was also Senior Advisor to DLA Piper, an international law firm. Ms. Bair was the Chair of the Federal Deposit Insurance Corporation from June 2006 to July 2011. From 2002 to 2006, she was the Dean’s Professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst. She also served as Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury from 2001 to 2002, Senior Vice President for Government Relations of the New York Stock Exchange from 1995 to 2000, Commissioner of the Commodity Futures Trading Commission from 1991 to 1995, and as counsel to Kansas Republican Senate Majority Leader Bob Dole from 1981 to 1988. Ms. Bair has a bachelor’s degree and law degree from the University of Kansas.

	Board/committee membership	2018 attendance		Other public company board memberships
	Board	15 of 15	100%	Host Hotels & Resorts Inc. Industrial and Commercial Bank of China Ltd.
	Audit Committee	8 of 8	100%
	Risk Committee	1 of 1	100%
	Special Committee	3 of 3	100%
	Total	27 of 27	100%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 16,444	Options –	16,444
	–	–	$970,689	–		$970,689	4.9x

David W. Binet Age: 61 Toronto, Ontario, Canada Director since 2013 Non-independent Primary areas of expertise: legal, media/publishing, investment management 2018 votes for: 95.40%

David W. Binet

David W. Binet is Deputy Chairman of Thomson Reuters. He is also President and Chief Executive Officer and a director of Woodbridge, the Thomson family investment company. Prior to January 1, 2013, he held a number of senior positions at Woodbridge between 1999 and 2012, including Chief Operating Officer. Mr. Binet is a director of The Globe and Mail Inc., a Canadian media company and of a number of other companies in which Woodbridge is invested. Mr. Binet is also Chairman of the Thomson Reuters Foundation. Prior to joining Woodbridge in 1999, he was a partner at a major law firm. Mr. Binet has a law degree from McGill University, a BA from Queen’s University and a graduate degree in journalism from Northwestern University.

	Board/committee membership	2018 attendance		Other public company board memberships
	Board	15 of 15	100%	–
	Corp. Governance Committee	5 of 5	100%
	HR Committee	8 of 8	100%
	Risk Committee	1 of 1	100%
	Total	29 of 29	100%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares 261,176	RSUs –	DSUs 27,208	Options –	288,384
	$15,417,219	–	$1,606,088	–		$17,023,308	85.1x

Page 16    Management Proxy Circular and Notice of Annual Meeting of Shareholders

W. Edmund Clark, C.M. Age: 71 Toronto, Ontario, Canada Director since 2015 Non-independent Primary areas of expertise: executive leadership, finance, human resources, strategy 2018 votes for: 93.05%

W. Edmund Clark, C.M.

W. Edmund Clark is a corporate director. Mr. Clark served as Group President and Chief Executive Officer of TD Bank Group from 2002 until his retirement in November 2014. Mr. Clark was inducted as a Companion of the Canadian Order of the Business Hall of Fame in 2016. In 2014, Mr. Clark was elected to the Board of Trustees of the Brookings Institute. He is also Chair of the Vector Institute for Artificial Intelligence. Mr. Clark has a BA from the University of Toronto, and an MA and Doctorate in Economics from Harvard University. He has also received honorary degrees from Mount Allison University, Queen’s University, Western University and the University of Toronto. In 2010, he was made an Officer of the Order of Canada, one of the country’s highest distinctions.

	Board/committee membership	2018 attendance		Other public company board memberships
	Board	15 of 15	100%	–
	Corp. Governance Committee	5 of 5	100%
	HR Committee	8 of 8	100%
	Total	28 of 28	100%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares 36,316	RSUs –	DSUs 20,608	Options –	56,924
	$2,143,733	–	$1,216,490	–		$3,360,224	16.8x

Michael E. Daniels

Age: 64

Hilton Head Island, South Carolina, United States

Director since 2014

Independent

Primary areas of expertise: international business, finance, operations, technology

2018 votes for: 98.45%

Michael E. Daniels

Michael E. Daniels is a corporate director. In March 2013, Mr. Daniels retired as Senior Vice President and Group Executive IBM Services after 36 years with the company where he directed IBM’s consulting, systems integration, application management, cloud computing and outsourcing services around the globe. Mr. Daniels also held a number of senior leadership positions in his career at IBM, including General Manager of Sales and Distribution Operations of the Americas as well as leading Global Services in the Asia Pacific region. Mr. Daniels has a bachelor’s degree in political science from Holy Cross College.

Board/committee membership	2018 attendance		Other public company board memberships
Board	14 of 15	93%	SS&C Technologies Holdings, Inc.
Audit Committee	5 of 6	83%	Johnson Controls International plc
Corp. Governance Committee	5 of 5	100%
HR Committee	7 of 8	88%
Risk Committee	1 of 1	100%
Special Committee	3 of 3	100%
Total	35 of 38	92%
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares 2,924	RSUs –	DSUs 20,892	Options –	23,816
$172,604	–	$1,233,255	–		$1,405,858	7.0x

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 17

Vance K. Opperman

Age: 76

Minneapolis, Minnesota, United States

Director since 1996

Independent

Primary areas of expertise: legal, operations, finance, media/publishing, investment management

2018 votes for: 96.96%

Vance K. Opperman

Vance Opperman is Lead Independent Director of Thomson Reuters. He is also President and Chief Executive Officer of Key Investment, Inc., a private investment company involved in publishing and other activities. Previously, Mr. Opperman was President of West Publishing Company, an information provider of legal and business research which is now owned by Thomson Reuters. He serves as Lead Independent Director of TCF Financial Corporation. He also serves on the board of several educational and not-for-profit organizations. He has a law degree from the University of Minnesota and practiced law for many years.

Board/committee membership	2018 attendance		Other public company board memberships
Board	15 of 15	100%	TCF Financial Corporation
Audit Committee	8 of 8	100%
Corp. Governance Committee	5 of 5	100%
HR Committee	8 of 8	100%
Risk Committee	1 of 1	100%
Special Committee	3 of 3	100%
Total	40 of 40	100%
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares 50,000	RSUs –	DSUs 128,358	Options –	178,358
$2,951,500	–	$7,576,973	–		$10,528,473	52.6x

Kristin C. Peck

Age: 47

Greenwich, Connecticut, United States

Director since 2016

Independent

Primary areas of expertise: commercial operations, business development, strategy, customer experience

2018 votes for: 98.56%

Kristin C. Peck

Kristin Peck is Executive Vice President and Group President, U.S. Operations, Business Development and Strategy at Zoetis, a NYSE-listed global leader in the discovery, development, manufacture and commercialization of animal health medicines and vaccines that was spun off by Pfizer in 2013. From October 2012 through April 2015, she served as Executive Vice President and Group President of Zoetis. Ms. Peck joined Pfizer in 2004 and held various positions, including Executive Vice President, Worldwide Business Development and Innovation; Senior Vice President, Worldwide Business Development, Strategy and Innovation; Vice President, Strategic Planning; Chief of Staff to the Vice Chairman; and Senior Director, Strategic Planning. She also served as a member of Pfizer’s Executive Leadership Team. Prior to joining Pfizer, Ms. Peck was a Principal at Boston Consulting Group. She holds a Bachelor’s degree from Georgetown University and a Master of Business Administration from Columbia Business School.

Board/committee membership	2018 attendance		Other public company board memberships
Board	15 of 15	100%	–
Corp. Governance Committee	2 of 2	100%
HR Committee	8 of 8	100%
Special Committee	3 of 3	100%
Total	28 of 28	100%
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares –	RSUs –	DSUs 11,709	Options –	11,709
–	–	$691,182	–		$691,182	3.5x

Page 18    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Barry Salzberg Age: 65 New York, New York, United States Director since 2015 Independent Primary areas of expertise: accounting/audit, operations, international business 2018 votes for: 99.60%

Barry Salzberg

Barry Salzberg is a corporate director. Mr. Salzberg served as the Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited from 2011 until his retirement in May 2015. He joined Deloitte in 1977 and his roles included Chief Executive Officer and Managing Partner of the firm’s U.S. operations. Mr. Salzberg is Chairman of the Board of Directors of 10EQS and has previously served as a board member of New Profit, Inc. and previously served as Chairman of the United Way Worldwide, Chairman of the Board of College Summit and Chairman of the Board of the YMCA of Greater New York. From July 2015 until June 2018, he was a Professor at Columbia Business School. He has a BS in Accounting from Brooklyn College, a JD from Brooklyn Law School, and an LLM in Taxation from the New York University School of Law.

	Board/committee membership	2018 attendance		Other public company board memberships
	Board	15 of 15	100%	–
	Audit Committee	8 of 8	100%
	Corp. Governance Committee	5 of 5	100%
	Risk Committee	1 of 1	100%
	Special Committee	3 of 3	100%

	Total	32 of 32	100%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 18,709	Options –	18,709
	–	–	$1,104,392	–		$1,104,392	5.5x

Peter J. Thomson[1] Age: 53 Toronto, Ontario, Canada Director since 1995 Non-independent Primary areas of expertise: investment management, science, technology 2018 votes for: 98.97%

Peter J. Thomson

Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Mr. Thomson is an active private equity investor and serves on the boards of several private companies. He has a BA from the University of Western Ontario.

	Board/committee membership	2018 attendance		Other public company board memberships
	Board	15 of 15	100%	–
	HR Committee	2 of 2	100%
	Total	17 of 17	100%
	Securities held (number and value)[2]				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 10,397	Options –	10,397
	–	–	$613,735	–		$613,735	–

1  David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2  David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge, our principal shareholder. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 19

Wulf von Schimmelmann Age: 72 Munich, Germany Director since 2011 Independent Primary areas of expertise: finance, operations, international business 2018 votes for: 99.81%

Wulf Von Schimmelmann

Wulf von Schimmelmann is a corporate director. Mr. von Schimmelmann was Chief Executive Officer of Deutsche Postbank AG from 1999 to 2007, where he transformed the organization from a check processing division of Deutsche Post to one of Germany’s leading retail banks. He also serves as a member of the Supervisory Board of Maxingvest AG. Prior to his lengthy career in banking, he was a partner at McKinsey & Co., working in Switzerland, the U.S. and Germany. Mr. von Schimmelmann was also previously Chairman of the Supervisory Board of Deutsche Post DHL AG, a member of the Supervisory Board of Deutsche Teleknow and Allianz Deutschland AG, a director of Western Union Company, Accenture plc and Deutsche Post DHL AG, and Chair of BAWAG P.S.K. Mr. von Schimmelmann received a degree in economic sciences and his Ph.D. in economics from the University of Zurich.

	Board/committee membership	2018 attendance		Other public company board memberships
	Board	13 of 15	87%	Accenture plc
	Audit Committee	8 of 8	100%
	HR Committee	2 of 2	100%
	Special Committee	2 of 3	67%
	Total	25 of 28	89%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 34,608	Options –	34,608
	–	–	$2,042,910	–		$2,042,910	10.2x

Page 20    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Director Compensation and Share Ownership

Approach and Philosophy

Our approach and philosophy for director compensation is to:

•	align the interests of our directors with those of our shareholders; and

•	provide competitive compensation.

The compensation program for our directors takes into account:

•	the size, scope and complexity of our organization;

•

the time commitment, contributions and effort required of directors to serve on the board and one or more board committees, as applicable (including board/committee meetings and travel to and from board/committee meetings and site visits);

•	the experience and skills of our directors;

•

compensation levels for boards of directors of other large comparable U.S. and Canada-based multinational public companies in order for amounts paid to our directors to be competitive to attract new candidates and to retain existing directors;

•

an increasing trend in U.S. and Canadian public company director compensation programs to require a combination of mandatory and optional equity components to further align directors’ interests with shareholders; and

•	our desire to have a flat fee structure.

Our Corporate Governance Committee is responsible for periodically reviewing the adequacy and form of directors’ compensation. In 2018, the Corporate Governance Committee reviewed our director compensation program and decided to provide the chairs of the Corporate Governance Committee and the newly formed Risk Committee with a retainer equivalent to the chairs of the Audit Committee and HR Committee. The Lead Independent Director was chair of the Corporate Governance Committee until June 2018 and did not receive any additional committee fees while serving in both capacities. Due to the F&R transaction, the Corporate Governance Committee decided not to make any other changes to the form or amount of director compensation in 2018.

In periodically benchmarking director compensation, the Corporate Governance Committee evaluates publicly available data related to director compensation paid by large U.S. and Canadian public companies, as our company’s board is primarily comprised of directors from the U.S. and Canada. U.S. board compensation is generally higher than Canadian companies.

We do not grant stock options, restricted share units (RSUs) or bonuses to our non-management directors. In addition, we do not provide our non-management directors with retirement/pension benefits, healthcare coverage or perquisites.

As discussed later in this section, we require our directors to hold a minimum value of common shares and/or deferred share units (DSUs) and our director compensation program encourages directors to invest in our company beyond their minimum ownership requirements.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 21

Our directors have a mandatory equity component for their compensation. Approximately 89% of director compensation was paid in equity (DSUs or common shares) in 2018.

Components of Director Compensation

The table below sets forth the annual retainers that were payable to our non-management directors in 2018. Directors do not receive separate attendance or meeting fees. Chairs of the board’s standing committees receive additional fees given their increased responsibilities and workloads. No fees were paid in 2018 to members of the Special Committee that was formed in connection with the F&R transaction (as discussed later in this circular). Additional information regarding the different components of our director compensation structure is provided following this table.

2018 ($)
Non-management directors[1]	200,000 (50,000 of which is required to be paid in deferred share units, or DSUs)
Chairman of the Board	600,000
Additional retainers
Deputy Chairman of the Board	150,000 (payable in DSUs)
Lead Independent Director	150,000 (payable in DSUs)
Committee chairs – Audit, Corporate Governance, HR and Risk	50,000 (payable in DSUs)

1	Directors other than the Chairman.

Retainers / Mandatory Equity Component

We require a minimum of $50,000 of each director’s $200,000 annual retainer to be paid in equity in the form of DSUs (payable quarterly). Our non-management directors then elect to receive the remaining $150,000 of their $200,000 annual retainer in the form of DSUs, common shares or cash (or a mix thereof – payable quarterly).

DSUs

Each DSU has the same value as one common share, though DSUs do not have voting rights. DSUs are not performance-based units. If a director elects to receive DSUs, units representing the value of common shares are credited to the director’s account. DSUs accumulate additional units based on notional equivalents of dividends paid on our common shares. DSUs are fully vested upon grant, but they are only settled (in the form of common shares or cash, at the election of the director) following termination of the director’s board service. Any common shares delivered to a director in connection with the settlement of DSUs are purchased in the open market.

Common Shares

If a director elects to receive common shares, the cash amount (net of withholding taxes) is provided to our broker who uses such amount to buy shares in the open market.

Committee Fees

Committee chair fees, which are payable entirely in DSUs, are reflected in the table above.

Chairman and Deputy Chairman Retainer

The Chairman’s annual retainer is $600,000. The Deputy Chairman’s annual retainer is $150,000, which is payable entirely in DSUs. The Deputy Chairman also receives the same annual $200,000 retainer paid to other non-management directors. Additional information about the Chairman and the Deputy Chairman is provided later in the “Corporate Governance Practices” section of this circular.

Page 22    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Lead Independent Director Retainer

The Lead Independent Director’s annual retainer is $150,000, which is payable entirely in DSUs and was previously inclusive of the fee for chairing one committee. The Lead Independent Director was chair of the Corporate Governance Committee until June 2018 and did not receive any additional committee fees while serving in both capacities. The Lead Independent Director also receives the same annual $200,000 retainer paid to other non-management directors. Additional information about the Lead Independent Director is provided later in the “Corporate Governance Practices” section of this circular.

2019 Director Compensation

No changes are currently contemplated at this time to the amount or form of director compensation for 2019.

Total Director Compensation

The table below reflects compensation earned by our directors in 2018. Approximately 89% of 2018 director compensation was paid in DSUs. Committee chair fees were pro-rated for directors who served in that capacity for part of 2018.

As President and CEO of Thomson Reuters, Mr. Smith does not receive compensation for his service as a director. Information regarding Mr. Smith’s 2018 compensation is set forth in the “Executive Compensation” section of this circular.

	Fees Earned ($)

Director	Cash	DSUs	Common Shares	All Other Compensation ($)	Total ($)
David Thomson		600,000	–	–	600,000
Sheila C. Bair[1]	–	228,493	–	–	228,493
David W. Binet	150,000	200,000	–	–	350,000
W. Edmund Clark, C.M.[2]	–	250,000	–	–	250,000
Michael E. Daniels[3]	–	228,493	–	–	228,493
Sir Kenneth Olisa, OBE[4]	12,329	4,110	–	–	16,439
Vance K. Opperman[5]	–	350,000	–	–	350,000
Kristin C. Peck	–	200,000	–	–	200,000
Barry Salzberg[6]	–	250,000	–	–	250,000
Peter J. Thomson	150,000	50,000	–	–	200,000
Wulf von Schimmelmann	–	200,000	–	–	200,000
Total	312,329	2,561,096	–	–	2,873,425

1	Includes fees for serving as Chair of the Risk Committee during part of 2018.
2	Includes fees for serving as Chair of the HR Committee during 2018.
3	Includes fees for serving as Chair of the Corporate Governance Committee during part of 2018.
4	Sir Kenneth resigned from the board in January 2018. This table reflects pro-rated compensation for his service as a director during that month.
5	Includes fees for serving as the Lead Independent Director during 2018 and Chair of the Corporate Governance Committee during part of 2018.
6	Includes fees for serving as Chair of the Audit Committee during 2018.

Stock Option and RSU Grants

Our non-management directors are not eligible to receive stock option grants and no non-management director currently holds any options. None of our non-management directors currently hold RSUs. Options and RSUs held by Mr. Smith are described later in the circular.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 23

Share Ownership Guidelines

Directors are required to hold common shares and/or DSUs with a value of $600,000, which is equal to three times their annual retainer. Directors are required to meet their ownership requirement within five years of the date of their initial appointment to the Thomson Reuters board. Share prices of all public companies are subject to market volatility. As a result, director share ownership guidelines reflect a “once met, always met” standard. This means that if a director has met his or her applicable ownership guideline multiple and a subsequent decline in the Thomson Reuters share price causes the value of his or her ownership to fall below the applicable threshold, the director will be considered to be in compliance with the guidelines so long as he or she continues to hold the number of shares that were owned at the time when he or she achieved the guidelines.

Ownership of common shares and DSUs by our director nominees can be found in each nominee’s biography in this circular. David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge. As of April 11, 2019, Woodbridge beneficially owned approximately 66% of our common shares. For more information, see the “Principal Shareholder and Share Capital” section of this circular. The following table shows each non-management director’s progress towards his or her share ownership guidelines. All ownership multiples and each director’s ownership are as of April 11, 2019.

All of our directors currently exceed their share ownership guideline level.

Name	Ownership multiple of annual retainer	Progress towards guidelines
David Thomson	–	✓, through Woodbridge’s ownership
Sheila C. Bair	4.9x	✓
David W. Binet	85.1x	✓
W. Edmund Clark, C.M.	16.8x	✓
Michael E. Daniels	7.0x	✓
Vance K. Opperman	52.6x	✓
Kristin C. Peck	3.5x	✓
Barry Salzberg	5.5x	✓
Peter J. Thomson	–	✓, through Woodbridge’s ownership
Wulf von Schimmelmann	10.2x	✓

Mr. Smith is subject to separate ownership guidelines in his capacity as CEO of our company and his ownership as of April 11, 2019 was 25.5x his base salary, which significantly exceeded his guideline level of 6x his base salary. For more information, see the “Compensation Discussion and Analysis” section of this circular.

Pensions

Non-management directors do not receive any pension benefits from our company. Mr. Smith’s pension and retirement benefits are described in the “Executive Compensation – Pension and Other Retirement Benefits” section of this circular.

Service Contracts

We have not entered into service contracts with our non-management directors. Our agreement with Mr. Smith regarding termination benefits is described in the “Executive Compensation – Termination Benefits” section of this circular.

Liability Insurance

We provide our directors with liability insurance in connection with their service on the board.

Director Expenses

We reimburse directors for reasonable travel and out-of-pocket expenses incurred in connection with their Thomson Reuters duties.

Page 24    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Corporate Governance Practices

Our board is committed to high standards of corporate governance and believes that sound corporate governance practices are essential to the well-being of our company and for the promotion and protection of our shareholders’ interests. We believe that sustainable value creation for all shareholders is fostered through a board that is informed and engaged and that functions independently of management.

As a public company with shares listed in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange, our corporate governance practices are generally consistent with the best practice guidelines of the Canadian securities regulatory authorities and the SEC. In addition, our corporate governance practices comply with most of the corporate governance listing standards of the NYSE, notwithstanding that we are exempt from most of those standards as a “foreign private issuer”.

Board Composition and Responsibilities

Governance Structure

The board oversees our corporate governance structure, in part, through the work of the Corporate Governance Committee. Board practices are set out in corporate governance guidelines, which the Corporate Governance Committee reviews annually. The corporate governance guidelines deal with issues such as the board’s duties and responsibilities, share ownership guidelines and conflicts of interest. In addition, each of the board’s four standing committees (Audit, Corporate Governance, HR and Risk) has a charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee.

The board’s principal responsibilities include strategic planning, risk management, financial reporting, disclosure and corporate governance.

Our Code of Business Conduct and Ethics (Code), which was updated in February 2018, applies to our employees, directors and officers, including our CEO, CFO and Controller. Our updated Code reflects changes in style and appearance. While the content of the updated Code and its provisions are fundamentally the same, it also reflects certain content updates to make the Code consistent with policies and regulations that have changed in the last few years. Our employees, directors and officers are required to submit an acknowledgment that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. The Corporate Governance Committee receives an annual report regarding the Code from the General Counsel.

Board Size

The board currently consists of 11 individuals and functions independently of management. The board is currently comprised of 10 non-management directors and the CEO. Individual directors are proposed for election annually. We have proposed that 11 directors be nominated for election at the meeting, all of whom are currently directors.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 25

Key Responsibilities of the Board

The fundamental responsibility of the board is to supervise the management of the business and affairs of Thomson Reuters. The table below highlights primary activities and topics from the board’s 2018 work plan.

Meeting	2018 Primary Activities/Topics
January	• Annual operating plan • Dividend policy • F&R transaction
February	• CEO health
March

• Annual disclosure and corporate governance documents (annual report, management proxy circular, financial statements)

• Executive compensation

• F&R transaction

• Capital strategy update

• New Thomson Reuters update

June	• F&R transaction • Investor Relations update • Capital strategy update • Tax update • New Thomson Reuters update
August	• F&R transaction return of proceeds (substantial issuer bid)
September	• Corporate strategy • Legal Professionals business strategy • Tax Professionals strategy • Corporates business strategy • Capital strategy update and dividend policy
October	• F&R transaction return of proceeds (return of capital transaction)
November	• Thomson Reuters business update
Periodically

• Strategic and management discussions related to individual businesses or sectors

• Reports from the Chairs of the Audit, Corporate Governance, HR and Risk Committees

• Enterprise risk management (ERM)

• Proposed significant acquisitions and dispositions

• Product updates

• Proposed capital markets transactions

•  In-camera meetings with the CEO only (typically at the start and end of each in-person meeting)

•  In-camera meetings of non-management directors only

•  In-camera meetings of independent directors only

• Competitive analysis

Strategic Planning

The board plays an important role in strategic planning and direction throughout the year.

In January, the board meets with management to review, discuss and approve the final version of our annual operating plan, which is prepared by our CEO, CFO and other senior executives. The plan typically addresses:

•	Opportunities

•	Risks

•	Competitive position

•	Business outlook

•	Preliminary full-year financial results

•	Financial projections for a three-year period

•	Other key performance indicators

•	Annual dividend and share repurchase program recommendations

Page 26    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Throughout the year, the board and management discuss our progress against the plan. The board focused its in-person meeting in September on corporate strategy. As part of this meeting, directors had an in-depth discussion about our company’s strategic plans with our CEO and CFO and other senior executives. Strategy discussions typically cover topics such as technology, the current condition of our business segments, future growth potential of our businesses and the key market segments that we serve, and how we are seeking to increase shareholder value.

While the January and September meetings focus on strategic planning, the board also discusses various strategic issues with management at other meetings during the year. For example, the board discussed our capital strategy with the CFO and the Treasurer in March and June. In addition, various presidents of our business segments provide updates to the board at meetings during the year and those discussions typically address the segment’s current operations and strategic objectives.

Risk Oversight

The board is responsible for confirming that a system is in place to identify the principal risks facing Thomson Reuters and that appropriate procedures and systems are in place to monitor, mitigate and manage those risks.

The ERM process at our company includes:

•

identifying the most significant operational, strategic, reputational, financial and other risks in each of our business segments as well as for our corporate center, considering both the external environment as well as internal changes related to structure, strategy and processes;

•	assessing which of these risks individually or together with other identified risks could have a significant impact on Thomson Reuters as an enterprise if they were to materialize; and

•	developing and implementing action plans for the enterprise risks and reviewing them periodically at a corporate and board level.

Our enterprise risk management (ERM) process is designed to enhance the identification and mitigation of risk throughout Thomson Reuters and assist the board and its committees with oversight responsibility for risk management.

We have a management risk committee that tracks and monitors enterprise risks. This committee assesses the status of identified risks and reviews the adequacy of applicable mitigation plans. The management risk committee also provides direction, prioritization, executive support and communication to others at the company involved in the ERM process. Executives responsible for specific risk mitigation periodically report to the board’s Risk Committee, the full board of directors or other board committees, as appropriate, during the year. The management risk committee is comprised of various Thomson Reuters senior leaders from Corporate functional departments and each business segment. An ERM owner who works with the management risk committee to plan the annual process is also responsible for collecting and consolidating Corporate and business segment-identified risks.

For our business segments and functional departments, ERM is an ongoing process under continuous management review. We involve our Corporate Compliance and Audit department in the review of certain identified risks, as appropriate or upon request. Mr. Smith’s operating committee undertakes a formal risk review at least annually.

As discussed later in the circular, the Risk Committee (created in 2018) is now primarily responsible for overseeing management’s ERM process. General oversight of risk management was previously a responsibility of the Audit Committee. The Audit Committee now oversees overall risk assessment and management, and focuses primarily on financial risks.

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation policies and programs. We have designed our compensation programs to provide an appropriate balance of risk and reward in relation to the company’s overall business strategy. Please see the “Compensation Discussion and Analysis” section of this circular for additional information regarding why we believe that our compensation programs do not incentivize our executives to take unnecessary or excessive risks.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 27

Separate Chairman and CEO

The roles and responsibilities of the Chairman and the CEO of our company are separate to allow for more effective oversight and to hold management more accountable.

•

As Chairman, David Thomson seeks to ensure that the board operates independently of senior management. The Chairman is responsible for chairing board meetings, ensuring that the board and its committees have the necessary resources to support their work (in particular, accurate, timely and relevant information), and maintaining an effective relationship between the board and senior management.

•	As CEO, Jim Smith is principally responsible for the management of the business and affairs of Thomson Reuters in accordance with the strategic plan and objectives approved by the board.

Deputy Chairman

David Binet is the board’s Deputy Chairman. The Deputy Chairman works collaboratively with the Chairman and assists the Chairman in fulfilling his responsibilities. The Deputy Chairman also engages in regular dialogue with the Chairman, the CEO and the Lead Independent Director to reinforce our culture of good governance; serves as an ambassador for Thomson Reuters; and performs additional duties as may be delegated to him by the Chairman or the board from time to time.

Lead Independent Director

Vance Opperman is the board’s Lead Independent Director. Among other things, responsibilities of our Lead Independent Director include chairing meetings of the independent directors; in consultation with the Chairman, Deputy Chairman and CEO, approving meeting agendas for the board; as requested, advising the CEO on the quality, quantity, appropriateness and timeliness of information sent by management to the board; and being available for consultation with the other independent directors as required.

Position Descriptions

Position descriptions for the Chairman, the chair of each committee and the Lead Independent Director have been approved by the board and help ensure the independent operations of the board and its committees.

Meetings with and without the CEO/Management

Our board begins each in-person meeting with an “in-camera” session with the CEO, but no other members of management. This is intended to give the CEO an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the board meeting. A similar session is typically held with the CEO at the end of the meeting, followed by a meeting of the board without the CEO or other members of management present. Board committees also utilize “in-camera” meetings for discussions without the CEO or members of management present.

Meetings of Independent Directors

As part of each board meeting, our independent directors meet as a group without the CEO and without the directors affiliated with Woodbridge. These meetings are chaired by the Lead Independent Director. The Lead Independent Director develops the agenda for these meetings, although discussion has not been limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Lead Independent Director reports to the Chairman, Deputy Chairman and the CEO on the substance of these meetings to the extent that action is appropriate or required. Three meetings of the independent directors took place in 2018 which were presided over by Mr. Opperman.

Secretary

Deirdre Stanley, Executive Vice President and General Counsel, is also Secretary to the board. Directors have access to the advice and services of the Secretary.

Access to Management and Professional Advisors

The board has access to members of management and professional advisors. The board and its committees may invite any member of senior management, employee, outside advisor or other person to attend or report at any of their meetings. The board and any of its committees are able to retain an outside independent professional advisor at any time at the expense of our company and have the authority to determine the advisor’s fees and other retention terms. Individual directors are able to retain an outside independent professional advisor at the expense of our company subject to notifying the Corporate Governance Committee in advance.

The HR Committee retains an independent consulting firm to advise it on compensation matters relating to senior management. The independent consulting firm also reviews executive compensation programs and provides guidance and analysis on plan design and market trends and practices.

Page 28    Management Proxy Circular and Notice of Annual Meeting of Shareholders

The HR Committee also utilizes and relies upon market survey data provided by a consulting firm regarding executive compensation for organizations of comparable size and scope with which Thomson Reuters is most likely to compete for executive talent. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

Delegation of Authority

To clarify the division of responsibility between the board and management, the board has adopted a delegation of authority policy. This policy delegates certain decision-making and operating authority to senior management and has been adopted by the board in order to enhance our internal controls and allow management appropriate flexibility to deal with certain matters without obtaining specific board approval. The board also delegates certain responsibilities to the Audit Committee, Corporate Governance Committee, HR Committee and Risk Committee, and oversees the committees’ fulfillment of their responsibilities. The responsibilities of each committee are described in more detail below.

Director Attendance

The board meets regularly in order to discharge its duties effectively. Directors are expected to attend all meetings of the board including committee meetings, if applicable, and annual meetings of shareholders. An extraordinarily high number of meetings were held in 2018, primarily in connection with the company’s F&R transaction that signed in January and closed in October. The following table provides information about the number of board and committee meetings in 2018.

Number of Meetings
Board	15
Regularly scheduled – 5
Special – 10
Audit Committee	8
Corporate Governance Committee	5
HR Committee	8
Risk Committee	1
Special Committee	3

Five of the board’s 15 meetings in 2018 were held in person. 10 special meetings of the board were held telephonically during the year, five of which related to our company’s F&R transaction (including the company’s substantial issuer bid and return of capital transaction that utilized proceeds of the transaction). As discussed in the “Board Committees” subsection below, in July 2018, the board formed a Special Committee comprised of independent directors to consider different ways to return F&R transaction proceeds to shareholders and to provide a recommendation to the board.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 29

The following table sets forth the attendance of our directors at board and committee meetings in 2018. In 2018, average attendance for these individuals at all board and committee meetings was approximately 95% and approximately 98%, respectively. The Risk Committee was formed in June 2018.

	Meetings Attended

Director	Board	% Board Attendance	Audit Committee	Corp. Governance Committee	HR Committee	Risk Committee	Special Committee	Committee Total	Total Meetings	Total%
David Thomson	15 of 15	100%	–	–	–	–	–	–	15 of 15	100%
James C. Smith[1]	9 of 15	60%	–	–	–	–	–	–	9 of 15	60%
Sheila C. Bair	15 of 15	100%	8 of 8	–	–	1 of 1	3 of 3	12 of 12	27 of 27	100%
David W. Binet	15 of 15	100%	–	5 of 5	8 of 8	1 of 1	–	14 of 14	29 of 29	100%
W. Edmund Clark, C.M.	15 of 15	100%	–	5 of 5	8 of 8	–	–	13 of 13	28 of 28	100%
Michael E. Daniels[2]	14 of 15	93%	5 of 6	5 of 5	7 of 8	1 of 1	3 of 3	21 of 23	35 of 38	92%
Vance K. Opperman	15 of 15	100%	8 of 8	5 of 5	8 of 8	1 of 1	3 of 3	25 of 25	40 of 40	100%
Kristin C. Peck[3]	15 of 15	100%	–	2 of 2	8 of 8	–	3 of 3	13 of 13	28 of 28	100%
Barry Salzberg[4]	15 of 15	100%	8 of 8	5 of 5	–	1 of 1	3 of 3	17 of 17	32 of 32	100%
Peter J. Thomson	15 of 15	100%	–	–	2 of 2	–	–	2 of 2	17 of 17	100%
Wulf von Schimmelmann[4]	13 of 15	87%	8 of 8	–	2 of 2	–	2 of 3	12 of 13	25 of 28	89%

1

Mr. Smith missed several board meetings due to an illness in the first half of 2018. Only one of those meetings was regularly scheduled and four of the meetings that Mr. Smith missed were held in February for directors to be updated on his health. Other than meetings that Mr. Smith missed due to illness, his attendance at our board meetings in 2018 was 100%. Mr. Smith had 100% attendance at 42 board meetings from his initial appointment in 2012 through the end of 2017.

2	Mr. Daniels was appointed to the Audit Committee in April 2018.
3	Ms. Peck was appointed to the Corporate Governance Committee in June 2018.
4	Messrs. P. Thomson and von Schimmelmann were appointed to the HR Committee in June 2018.

Sir Kenneth Olisa served on the board between January 1, 2018 and January 30, 2018. In 2018, Sir Kenneth attended two of three board meetings held that month.

Controlled Company

Our company is a “controlled company” as a result of Woodbridge’s ownership.

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (as defined by the NYSE) is a company of which more than 50% of the voting power is held by an individual, group or another company and is exempt from these requirements.

Supplemental guidelines issued by the Canadian Coalition for Good Governance (CCGG) address controlled companies. A “controlled company” (as defined by CCGG) includes corporations with a controlling shareholder who controls a sufficient number of shares to be able to elect the board of directors or to direct the management or policies of the corporation.

While a majority of members of each of the Corporate Governance Committee and the HR Committee of our company are independent, the board believes it is appropriate for Messrs. Binet, Clark and P. Thomson, who are not considered to be independent under applicable rules because of their affiliation with Woodbridge, to serve on these committees and has approved our reliance on the NYSE’s controlled company exemption to do so. CCGG has stated that it believes it is appropriate for directors who are related to the controlling shareholder to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and board nominations.

A majority of members of the Risk Committee are independent. No directors affiliated with Woodbridge serve on our Audit Committee, which is required to have solely independent directors.

Page 30    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Board Committees

This section provides information about the board’s four committees (Audit, Corporate Governance, HR and Risk), including each committee’s responsibilities, members and activities in 2018. Additional information about each committee is provided below. The following table sets forth the current membership of our four board committees.

Committee Membership

Name of Director	Audit	Corporate Governance	HR	Risk
Sheila C. Bair	✓			✓ (Chair)
David W. Binet		✓	✓	✓
W. Edmund Clark, C.M.		✓	✓ (Chair)
Michael E. Daniels	✓	✓ (Chair)	✓	✓
Vance K. Opperman	✓	✓	✓	✓
Kristin C. Peck		✓	✓
Barry Salzberg	✓ (Chair)	✓		✓
Peter Thomson			✓
Wulf von Schimmelmann	✓		✓
Total	5	6	7	5

Each of the board’s committees has a charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee. These charters and a committee chair position description are publicly available at www.thomsonreuters.com.

Audit Committee

Responsibilities

The Audit Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to:

•	the integrity of financial statements and other financial information relating to our company;

•	the qualifications, independence and performance of the independent auditor (PricewaterhouseCoopers LLP);

•	the adequacy and effectiveness of our internal control over financial reporting and disclosure controls and procedures;

•	the effectiveness of the internal audit function;

•	the overall assessment and management of risk; and

•	any additional matters delegated to the Audit Committee by the board.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 31

In the course of fulfilling its mandate, the Audit Committee focused on several topics in 2018, which are reflected in the work plan below.

2018 Primary Audit Committee Activities

• Review and discuss the company’s annual and quarterly consolidated financial statements and related MD&A;

• Review our earnings press releases;

• Receive periodic updates from our Corporate Compliance and Audit Department on the internal audit plan and process, internal control over financial reporting and fraud-related matters;

• Receive periodic updates from senior management on financial risk topics such as tax, treasury and accounting;

• Review and discuss the company’s ERM process with the General Counsel and other members of senior management, including the steps and processes taken to identify, assess, monitor and mitigate risks that are viewed as more significant and receive periodic updates from senior management on cybersecurity and other information security matters;*

• Review the scope and plans for the audit of our company’s financial statements;

• Review and approve fees to be paid to PricewaterhouseCoopers LLP for its services;

• Discuss with PricewaterhouseCoopers LLP:

• its independence from Thomson Reuters (and receiving disclosures from PricewaterhouseCoopers LLP in this regard);

• all critical accounting policies and practices used or to be used by Thomson Reuters;

• all alternative treatments of financial information within IFRS that have been discussed with management, ramifications of the use of such alternative treatments and the treatment preferred by the auditor; and

• all other matters required to be communicated under IFRS.

*

As discussed below, these responsibilities were assigned to the Risk Committee when it was created in the second half of 2018. However, the Audit Committee remains responsible for the overall assessment and management of risk.

Financial Literacy

All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Mr. Salzberg qualifies as an “audit committee financial expert” (within the meaning of applicable SEC rules) and meets applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards.

Audit Committee Members’ Education and Experience

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities. Mr. Daniels was appointed to the Audit Committee in April 2018.

Audit Committee Member	Education/Experience
Barry Salzberg (Chair)

• Former Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited

• Former Professor at Columbia Business School

• Degree in accounting from Brooklyn College, JD from Brooklyn Law School and LLM in Tax from New York University

Sheila C. Bair

• Former Chair of the Federal Deposit Insurance Corporation (FDIC)

• Former Dean’s Professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst

• Former Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury

• Former Senior Vice President for Government Relations of the New York Stock Exchange

• Former Commissioner of the Commodity Futures Trading Commission

Michael E. Daniels

• Over 25 years of executive experience at IBM

• Former member of the Tyco International Ltd. audit committee

• Member of SS&C Technologies Holdings, Inc. and Johnson Controls International plc boards of directors

Vance K. Opperman

• Former President and COO of West Publishing Company

• President and CEO of Key Investment, Inc.

• Former Chair of Audit Committee of Thomson Reuters for over 15 years

• Member of TCF Financial Corporation audit committee

• Represented financial institutions in securities and financial regulations matters as a practicing attorney

Wulf von Schimmelmann	• Former CEO of Deutsche Postbank AG • Degree in Economic Sciences and Ph.D in Economics from the University of Zurich • Member of Maxingvest AG audit committee

Page 32    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Financial Reporting

The Audit Committee meets to discuss and review our:

•	annual and quarterly earnings releases; and

•	annual and quarterly management’s discussion and analysis (MD&A) and related financial statements.

As is customary for a number of global multinational companies, the board of directors has delegated review and approval authority to the Audit Committee for our quarterly earnings releases, MD&A and financial statements. Following the Audit Committee’s recommendation, the full board reviews and approves our annual MD&A and annual audited financial statements, as required by applicable law.

Prior to an Audit Committee meeting at which draft financial reporting documents will be discussed, a draft is distributed to the members of the Audit Committee for review and comment. The CFO and the Chief Accounting Officer and a representative from the independent auditor meet with the Chair of the Audit Committee to preview the audit-related issues which will be discussed at the Audit Committee meeting. At the Audit Committee meeting, the Chief Accounting Officer discusses the financial statements and disclosure matters and the Audit Committee members are given an opportunity to raise any questions or comments. The independent auditor also participates in the meeting. All of our directors are also provided with a draft and an opportunity to comment before or during the Audit Committee meeting. When the Audit Committee is satisfied with the disclosure, it provides its approval and the material is released.

For the annual report, a draft is distributed to the members of the board in advance of a board meeting for their review and approval. At the board meeting, directors are given an opportunity to raise any questions or comments.

Based upon the reports and discussions described in this circular, and subject to the limitations on the role and responsibilities of the Audit Committee in its charter, the Audit Committee recommended that our board approve the filing of the audited consolidated financial statements and related MD&A and their inclusion in our annual report for the year ended December 31, 2018.

Independent Auditor

The Audit Committee is responsible for selecting, evaluating and recommending for nomination the independent auditor to be proposed for appointment or re-appointment. The Audit Committee recommended that PricewaterhouseCoopers LLP be re-appointed as our independent auditor to serve until our next meeting of shareholders in 2020 and that our board submit this appointment to shareholders for approval at the 2019 annual meeting of shareholders. In connection with recommending PricewaterhouseCoopers LLP, the Audit Committee considered the firm’s provision of services to Thomson Reuters over the last year, including the performance of the lead audit engagement partner and the audit team. The Audit Committee also reviewed the appropriateness of PricewaterhouseCoopers LLP’s fees in relation to the size of Thomson Reuters and its global footprint. The Audit Committee continues to be satisfied with PricewaterhouseCoopers LLP’s performance and believes that its continued retention as independent auditor is in the best interests of Thomson Reuters and its shareholders.

Throughout the year, the Audit Committee evaluates and is directly responsible for our company’s relationship with PricewaterhouseCoopers LLP. The Audit Committee appoints PricewaterhouseCoopers LLP as our independent auditor after reviewing and approving its engagement letter. The Audit Committee also determines PricewaterhouseCoopers LLP’s fees.

The Audit Committee and representatives from PricewaterhouseCoopers LLP meet several times during the year. In 2018, representatives from PricewaterhouseCoopers LLP attended each Audit Committee meeting and met with the Audit Committee in separate sessions.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 33

PricewaterhouseCoopers LLP is accountable to the Audit Committee and reports directly to the Audit Committee.

On an annual basis, before PricewaterhouseCoopers LLP issues its report on our company’s annual financial statements, the Audit Committee:

•

Confirms that PricewaterhouseCoopers LLP has submitted a written statement describing all of its relationships with Thomson Reuters that, in PricewaterhouseCoopers LLP’s professional judgment, may reasonably be thought to bear on its independence;

•	Discusses any disclosed relationships or services, including any non-audit services, that PricewaterhouseCoopers LLP has provided to Thomson Reuters that may affect its independence;

•

Obtains written confirmation from PricewaterhouseCoopers LLP that it is independent with respect to Thomson Reuters within the meaning of the Rules of Professional Conduct adopted by the Ontario Institute of Chartered Accountants and the standards established by the Public Company Accounting Oversight Board; and

•	Confirms that PricewaterhouseCoopers LLP has complied with applicable law with respect to the rotation of certain members of the audit engagement team for Thomson Reuters.

The Audit Committee has also adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by PricewaterhouseCoopers LLP.

•	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.

•	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.

The Audit Committee’s charter allows the Audit Committee to delegate to one or more members the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. Pursuant to this charter provision, the Audit Committee has delegated this authority to its Chair. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting. For the year ended December 31, 2018, none of the audit-related, tax or all other fees of Thomson Reuters described above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01(c)(7)(i)(c) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

Internal Audit and Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. Our company has adopted the Committee of Sponsoring Organizations of the Treadway Commission guidance for implementing our internal control framework as part of compliance with the Sarbanes-Oxley Act and applicable Canadian securities law.

The Corporate Compliance and Audit department of our company, which performs an internal audit function, prepares and oversees the overall plan for our internal control over financial reporting.

Each year, Corporate Compliance and Audit identifies certain processes, entities and/or significant accounts to be within the scope of its internal control focus areas and testing for the year. In determining the proposed scope of its annual internal audit plan, the Corporate Compliance and Audit department identifies, assesses and prioritizes risk to Thomson Reuters and considers both quantitative and qualitative factors.

In the first quarter of 2018, Corporate Compliance and Audit presented an annual internal audit plan to the Audit Committee for its review and approval. The Corporate Compliance and Audit department then provided updates to the Audit Committee at meetings throughout the year. During the second half of 2018, the Corporate Compliance and Audit department tested applicable controls in order to achieve compliance with the required year-end evaluation of the effectiveness of the internal control system.

Page 34    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2018. In March 2019, the Audit Committee reviewed and discussed with management its assessment and report on the effectiveness of our internal control over financial reporting as of December 31, 2018. The Audit Committee also reviewed and discussed with PricewaterhouseCoopers LLP its review and report on the effectiveness of our internal control over financial reporting.

The head of the Corporate Compliance and Audit department reports directly to the Audit Committee (with a dotted line reporting relationship to our CFO).

Disclosure and Communications Controls and Procedures

We have adopted disclosure controls and procedures to ensure that all information required to be disclosed by us in reports and filings with Canadian and U.S. securities regulatory authorities and stock exchanges and other written and oral information that we publicly disclose is recorded, processed, summarized and reported accurately and within the time periods specified by rules and regulations of the securities regulatory authorities. These disclosure controls and procedures are also designed to ensure that this information is accumulated and communicated to management (including the CEO and CFO), as appropriate, to allow timely decisions regarding required disclosure. The Audit Committee receives an annual update from management regarding the adequacy and effectiveness of our disclosure controls and procedures, including the role and responsibilities of management’s disclosure committee.

As required by applicable Canadian and U.S. securities laws, our CEO and CFO provide certifications that they have reviewed our annual and quarterly reports, that the reports contain no untrue statements or omissions of material facts and that the reports fairly present our financial condition, results of operations and cash flows. In addition, the CEO and CFO make certifications regarding our disclosure controls and procedures and internal control over financial reporting. Our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2018.

On a day-to-day basis, inquiries or other communications from shareholders, analysts and the media to management are answered by our investor relations and media relations departments or referred to another appropriate person in our company.

Senior executives meet regularly with financial analysts and institutional investors, and our earnings conference calls are broadcast live via webcast and are accessible to interested shareholders, the media and members of the public. Presentations given by senior executives at investor conferences are promptly made public in the “Investor Relations” section of our website. Some of our non-management directors have attended our Investor Day meetings with analysts and major shareholders.

Risk Assessment and Management

In 2018, the Audit Committee met with senior management to review the company’s controls and policies regarding risk assessment and risk management, including the steps and process taken to monitor and control risks. As part of this review, senior management presented an overview of its 2018 ERM process to the Audit Committee. The overview reflected key risks identified by management and a proposed calendar of future meetings for “deep dive” reviews and discussions about specific risks (at the board or committee level).

As discussed below, the Risk Committee (which was formed in the second half of 2018) is now primarily responsible for overseeing ERM and various non-financial risks. As part of its financial risk management oversight responsibilities, the Audit Committee met with management in 2018 to discuss treasury risk management and the external tax environment.

The Audit Committee continues to discuss Thomson Reuters’ guidelines and policies that govern the overall process by which risk assessment and risk management is undertaken at the company. As part of this oversight role, the Audit Committee periodically reviews reports from or meets with the Risk Committee regarding the company’s processes for assessing and managing risk. Risk topics not otherwise assigned to the Audit Committee or the Human Resources Committee are now overseen by the Risk Committee, and the Corporate Governance Committee oversees the division of responsibilities between the Board and its committees. As part of this division of responsibilities, the Audit Committee discusses the company’s major financial risk exposures and the steps that management has taken to monitor and control such exposures.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 35

Whistleblower Policy

The Audit Committee has adopted procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls, auditing matters, and disclosure controls and procedures, as well as procedures for the confidential, anonymous submission of concerns by our employees regarding questionable accounting, internal accounting controls, auditing matters or disclosure controls and procedures. These procedures are set forth in the Thomson Reuters Code of Business Conduct and Ethics, which is described earlier in this circular.

Corporate Governance Committee

The Corporate Governance Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to:

•	our company’s overall approach to corporate governance;

•	the size, composition and structure of the Thomson Reuters board and its committees, including the nomination of directors;

•	orientation and continuing education for directors;

•	related party transactions and other matters involving actual or potential conflicts of interest; and

•	any additional matters delegated to the Corporate Governance Committee by the board.

The following table sets forth the Corporate Governance Committee’s work plan for 2018.

2018 Primary Corporate Governance Committee Activities

• Review size, composition and structure of the board and its committees for effective decision-making, including the addition of new committee members, the formation of the new Risk Committee and the division of responsibilities between the Risk Committee and the board’s other standing committees

• Assess director independence, financial literacy and audit committee financial expert status

• Report on the results of board, committee and director review processes

• Nominate directors for the annual meeting

• Review director compensation

• Review corporate governance disclosure for draft proxy circular

• Review corporate governance guidelines and committee charters

• Review committee composition and chairs

• Board succession planning

• Review external analysis of proxy circular and other shareholder group assessments

• Plan board, committee and director assessments

• Review compliance with Thomson Reuters Trust Principles

• Report on effectiveness of Thomson Reuters Code of Business Conduct and Ethics

Periodically

• Review orientation and continuing education initiatives for directors

• Review position descriptions for Board

• Review related party transactions and conflicts of interest

• Monitor developments in corporate governance and recommend appropriate initiatives as part of overall approach to governance

• Consider agendas for meetings of independent directors

• Review Board and CEO expenses

• Review delegation of authority

• Review share ownership expectations and compliance

• Approve any waivers of Code of Business Conduct and Ethics

• Monitor relationships between senior management and the Board

• Be available as a forum for addressing the concerns of individual directors

• Review D&O insurance

Page 36    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Skills and Experiences of Director Nominees

We believe that our board reflects an appropriate mix of directors with different skills and experiences. The following table, or skills matrix, summarizes the skills and areas of experience indicated by each director nominee. Our board believes that these skills and experiences are necessary for it to carry out its mandate. The Corporate Governance Committee takes our skills matrix into consideration when identifying potential new director candidates. The skills matrix is reviewed and updated annually.

Accounting/Audit			X				X		X		X
Board experience (with other companies)	X	X	X	X	X	X	X		X	X	X
Corporate governance	X	X	X	X	X	X	X		X	X	X
Corporate social responsibility (CSR)	X	X	X	X	X	X	X	X	X		X
Executive leadership	X	X	X	X	X	X	X	X	X		X
Finance		X	X	X	X	X	X	X	X		X
Government relations/public sector			X		X	X	X	X	X	X
Human Resources	X	X		X	X	X	X	X	X		X
Industries in which Thomson Reuters Business Segments operate	X	X	X	X	X	X	X	X	X	X	X
International business	X	X	X	X	X	X	X	X	X	X	X
Investment management	X			X	X		X			X
Legal			X	X			X		X
M&A		X		X	X	X	X	X	X	X
Media/Publishing	X	X	X	X			X			X
Operations	X	X	X		X	X	X	X	X		X
Risk management	X		X		X	X	X		X		X
Sales & Marketing	X	X				X	X	X
Strategy	X	X		X	X	X	X	X	X		X
Tax					X		X		X
Technology		X				X	X		X	X	X

Director Qualifications, Recruitment, Board Size and Appointments

The Corporate Governance Committee is responsible for assessing the skills and competencies of current directors, their anticipated tenure and the need for new directors. The Corporate Governance Committee retains a professional search firm to assist it in identifying and evaluating potential director candidates. Through its search firm, the Corporate Governance Committee maintains an evergreen list of potential director candidates.

The Corporate Governance Committee recommends candidates for initial board membership and board members for re-nomination. Recommendations are based on character, integrity, judgment, skills and competencies, business experience, record of achievement and any other attributes that would enhance the board and overall management of the business and affairs of our company. Diversity is among these other attributes as the Corporate Governance Committee believes that having a diverse board enhances board operations. While the Corporate Governance Committee focuses on finding the best qualified candidates for the board, a nominee’s diversity may be considered favorably in his or her assessment. The Corporate Governance Committee does not specifically define diversity, but values diversity of thought, style, experience, culture, race, color, gender, geographic background, national origin, religion, gender identity and expression, sexual orientation, disability and age.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 37

In identifying candidates for election or re-election, the board and the Corporate Governance Committee consider the level of representation of women on the board. Two of the 11 director nominees proposed for election (approximately 18%) at this year’s meeting are women. When the Corporate Governance Committee engages a professional search firm to help identify and evaluate director candidates, the search firm is advised that identifying women candidates is one of the board’s priorities (along with directors who have technology background and experience).

The Corporate Governance Committee looks at the totality of factors that would enhance the board and overall management of the business and affairs of our company. Therefore, it has not adopted a formal written policy to identify or nominate women directors or targets for the percentage of women directors as the board does not focus on fixed numbers or percentages for any selection criteria.

Director Orientation and Continuing Education

All new directors are provided with an orientation upon election or appointment to the board, which includes:

•	Induction materials describing our business, our corporate governance structure and related policies and information; and

•	Meetings with the Chairman, Lead Independent Director, CEO, CFO and other executives.

The board’s secure website, management reports and other means of communication provide directors with information to ensure their knowledge and understanding of our business remain current.

Largely in connection with board and committee meetings, members of senior management prepare memoranda and presentations on strategic and operating matters which are distributed to the directors. These board papers are often prepared in connection with matters that require director approval under our policies or applicable law and are also used to inform the directors about developments that senior management believe should be brought to the directors’ attention. The board also periodically receives reports on other non-operational matters, including corporate governance, taxation, pension and treasury matters.

In 2018, as part of our continuing education programs for directors, we made arrangements for members of the Audit Committee to receive access to Thomson Reuters’ Checkpoint Learning business, which offers a series of self-directed, online courses and instructor-led webinars and seminars. Courses cover topics such as accounting, auditing, ethics, finance, tax and technology.

To facilitate ongoing education, the directors are also entitled to attend external continuing education opportunities at the expense of Thomson Reuters. The Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities. As part of our most recent board effectiveness review process, directors indicated they were pleased to continue on this basis.

Site Visits

In 2018, the Corporate Governance Committee continued its director continuing education/orientation program by facilitating visits by directors to a Thomson Reuters site. The board coordinates the timing of these site visits to coincide with regularly scheduled board meetings. This allows substantially all of the directors to participate in the site visits at the same time and then attend a board meeting as part of one trip. The visits are designed to:

•	Enable directors to update themselves first hand on our key businesses, products and services;

•	Provide an opportunity for directors to interact with key executives, high potential talent and customers; and

•	Give a broader selection of current and future executives the opportunity to meet directors.

In November 2018, the board held a meeting and had a site visit in the Thomson Reuters offices in the Minneapolis/St. Paul, Minnesota area. Directors also had an opportunity to meet with staff of the Thomson Reuters Legal Professionals, Tax Professionals and Corporates segments.

Feedback on this program from directors and location hosts has been positive and it is expected to continue in 2019.

Page 38    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Conflicts of Interest and Transactions Involving Directors or Officers

In the case of any potential or actual conflict of interest, each director is required to inform the board and executive officers are required to inform the CEO. We also ask our directors and executive officers about potential or actual conflicts of interest in annual questionnaires. Our policies on conflicts of interest are reflected in our Code of Business Conduct and Ethics, our Corporate Governance Guidelines and in supplemental guidance approved by the board.

Unless otherwise expressly determined by the board or relevant committee of the board, a director who has a conflict of interest in a matter before the board or such committee must not receive or review any written materials related to the conflict subject area, nor may the director attend any part of a meeting during which the matter is discussed or participate in any vote on the matter, except where the board or the applicable committee has expressly determined that it is appropriate for him or her to do so.

Significant related party transactions are considered by the Corporate Governance Committee or, where appropriate, a special committee of independent directors or the full board. If a director has a significant, ongoing and irreconcilable conflict, voluntary resignation from the board or the conflicting interest may be appropriate or required.

In July 2018, the board created a Special Committee comprised entirely of independent directors to consider different ways to provide returns to shareholders (including Woodbridge, our principal shareholder) from the F&R transaction and to subsequently make a recommendation to the board. Stikeman Elliott LLP was engaged as legal counsel to the Special Committee. The board’s Lead Independent Director and Woodbridge indicated their support for the Special Committee. Under the mandate of the Special Committee, the board would not approve any transaction unless it had been recommended by the Special Committee. The Special Committee met three times. In August 2018, the Special Committee made a unanimous recommendation to the board regarding a substantial issuer bid to purchase up to $9 billion of our company’s shares. The Special Committee’s recommendation was subsequently approved by the board. Additional information about the role of the Special Committee is provided in our company’s offer to purchase and issuer bid circular dated as of August 28, 2018, a copy of which was filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

For more information about related party transactions in the last two years, please see the management’s discussion and analysis (MD&A) section of our 2018 annual report.

Board Effectiveness Review

The Corporate Governance Committee oversees an annual review of the effectiveness of the board, its committees and individual directors. The Lead Independent Director meets individually with each director during the year. The Lead Independent Director subsequently provides an update to the Corporate Governance Committee regarding his discussions with individual directors.

From time to time, director questionnaires or surveys are sent to members of the board to seek feedback and input on the board’s and committees’ supervision of senior management, strategic planning, risk management, financial reporting, disclosure, governance as well as on the conduct and effectiveness of board and committee meetings. Results from questionnaires/surveys are initially discussed with the Corporate Governance Committee and an update is provided to the board.

Annually, the board reviews its responsibilities by assessing our corporate governance guidelines and each committee of the board performs an annual review of its charter. The Corporate Governance Committee also reviews various position descriptions on an annual basis.

The Corporate Governance Committee believes that each director continues to be effective and that each director has demonstrated a commitment to his or her role on the board and its committees. Based on the Corporate Governance Committee’s recommendations, the board recommends that all of the director nominees be elected at the meeting to be held on June 5, 2019, as each of them is expected to bring valuable skills and experience to the board and its committees.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 39

HR Committee

The HR Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to:

•	the compensation of the CEO and senior management and assessment of compensation risk;

•	the selection and retention of senior management;

•	planning for the succession of senior management;

•	professional development for senior management;

•	diversity initiatives;

•	the management of pension and significant benefit plans for employees; and

•	any additional matters delegated to the HR Committee by the board.

The following table provides an overview of the HR Committee’s work plan for 2018.

2018 Primary HR Committee Activities

• Compensation review for the CEO and other executive officers

• Annual individual performance evaluation of the CEO and review of evaluations of other executive officers

• Approve 2017 annual and long-term incentive award payouts

• Approve 2018 annual and long-term incentive award design and targets

• Approve compensation disclosure in the annual management proxy circular

• Talent reviews

• Succession planning reviews

• Compensation and talent aspects of the F&R partnership transaction

• Compensation program risk assessment

• Compensation trends review

• Compensation peer group review and approval

• Equity share plan reserve analysis

• “Say on pay” modeling

• Retirement plans review

• Review CEO position description

• Review senior management’s share ownership guidelines

• Periodic consideration of certain new senior executive hirings and terminations

The following is a brief summary of the experience of each member of the HR Committee that is relevant to the performance of his or her responsibilities.

HR Committee Member	Experience
W. Edmund Clark, C.M. (Chair)	• Former Group President and Chief Executive Officer of TD Bank Group • Familiarity with global compensation standards
David W. Binet	• Former member of the Compensation Committee of CTV Globemedia • Secretary to the Thomson Reuters HR Committee for 12 years
Michael E. Daniels	• Over 25 years of executive experience at IBM • Familiarity with global compensation standards • Chair of Johnson Controls International plc compensation committee
Vance K. Opperman	• Former President and COO of West Publishing Company • President and CEO of Key Investment, Inc. • Chair of TCF Financial Corporation compensation committee
Kristin C. Peck	• President of U.S. operations at Zoetis and member of leadership team • Former member of Pfizer executive leadership team and HR leadership team
Peter J. Thomson	• Chair of Woodbridge and familiar with compensation programs at many companies • Familiarity with global compensation standards
Wulf von Schimmelmann	• Former CEO of Deutsche Postbank AG and chair of the HR Committee • Former member of Deutsche Post DHL AG HR Committee

Page 40    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Human Capital Management

Our human capital practices and initiatives are designed to attract, motivate and retain high quality and talented employees across all of our businesses who feel valued, are provided with opportunities to grow, and are driven to succeed. The HR Committee and our board regularly engage with management on a variety of human capital topics that apply to our current workforce of approximately 25,000 employees, such as compensation and benefits, culture and employee engagement, talent acquisition/development, and diversity and inclusion. The board and management engage in detailed succession planning discussions for all senior roles, and the principles employed at the senior-most levels of the organization are embraced by management throughout the entire organization. A more detailed discussion of some of these topics is provided later in this section.

Over the last year and a half, oversight of human capital management has been a greater focus area for the HR Committee and the board in light of the F&R transaction, which effectively split our global workforce in half between Thomson Reuters and the newly created Refinitiv partnership. The F&R transaction resulted in significant organizational changes and our ability to successfully evolve our human capital is essential to our strategy and future success. As part of these ongoing discussions, management has been periodically reporting metrics and data to the HR Committee and board on various human capital topics, which has informed our directors in providing management with feedback and input. While we voluntarily publish numerous human capital-related metrics and data in our securities filings and on our website, some metrics and data are not publicly disclosed due to competitive considerations.

We expect that human capital management will continue to be an important focus area in the future for the board and its committees because it ensures solid stewardship of our organization, supports important societal objectives, and is key to ensuring strategic advantage in the marketplace.

Compensation Planning

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation policies and programs. A detailed discussion of the HR Committee’s responsibilities in this area is provided in the “Compensation Discussion and Analysis” section of this circular.

CEO Performance Evaluation and Objectives Setting

The HR Committee assists the board in setting objectives each year for the CEO. The HR Committee evaluates the performance of the CEO against these objectives at year end. The HR Committee reports to the full board on the objectives for the forthcoming year and the performance against objectives in the preceding year. The HR Committee also maintains a written position description for the CEO.

Talent Management and Succession Planning

A robust framework directly aligned with our business priorities is in place to enable an integrated approach to talent management and succession planning. We commit to developing a strong leadership pipeline by providing our current and future leaders with opportunities to learn and transform themselves, to drive business performance and add customer value. The CEO and Chief People Officer are stewards of enterprise talent agenda and sponsor key development programs that build a robust and diverse leadership bench.

We integrate our talent and succession planning process with the primary objective of having high performing individuals in critical roles across the organization. Last year, we implemented our “Talent to Value” approach through which we identified roles that drive outsized value for Thomson Reuters. Our intent is to differentiate development of talent in these roles, and manage talent similar to how we manage capital, investing in them to prepare for broader and more complex roles that have disproportionate impact on the value agenda.

Stepping up advancement of women and other diverse talent into key leadership roles continues to be a top priority and is reinforced by our commitment to develop a robust pipeline of diverse leaders. This, coupled with our philosophy to develop and promote from within, strengthens our culture, retains our key talent and provides more options for succession. We also complement this with selective external hiring to procure critical skills, close any talent gaps and foster diverse thinking.

The HR Committee plays a key role in overseeing talent management and succession planning strategies, with strong support from our CEO and Chief People Officer. Annually, the HR Committee partners with the CEO and the Chief People Officer in reviewing succession and developmental plans for executive management, critical talent and succession risk metrics, progress made over the year and plans for the upcoming year.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 41

Diversity and Inclusion

Diversity. Inclusion. They are more than just words for us. They are an integral part of our values, guiding us in everything we do. As an organization with diverse businesses competing in the global marketplace, we understand that one of the most effective ways of meeting and exceeding the needs of our diverse customers and shareholders is to have a workforce that reflects diversity.

We also acknowledge that creative ideas and innovative solutions only happen when we foster an environment that helps people bring their uniqueness to work. We believe that a culture where every employee is treated with respect, feels valued and has a sense of belonging will help employees unleash their true potential. Our objective is to seek out and hire talented, dedicated individuals from all walks of life and give them an opportunity to learn, develop and succeed within Thomson Reuters.

Women in Leadership

A key component of our diversity and inclusion approach is identification, development and advancement of women globally for leadership positions. In 2018, the overall representation of women in senior leadership positions at Thomson Reuters and our subsidiaries was 36%, just below our goal of 40% by 2020. This goal is strongly embedded into our talent practices and we are committed to drive continued efforts in this area. In addition, in 2018, 44 of our 125 global senior executives were women and 5 of 17 members of the CEO’s Operating Committee were women, including the President of the Tax Professionals segment (Charlotte Rushton), our General Counsel (Deirdre Stanley) and our Chief People Officer (Mary Alice Vuicic).

We are focused on accelerating the development of women to strengthen our succession bench through various strategic initiatives, including our Women’s Advisory Task Force chaired by our CEO, and the Women’s Leadership Program focused on developing women early in their careers, helping them realize their full potential and accelerating their growth and readiness.

Risk Committee

In the second half of 2018, a new Risk Committee was formed and subsequently met once. The Risk Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to:

•

Thomson Reuters’ identification, assessment and management of enterprise risks, other than financial risks (which are overseen by the Audit Committee) or risks related to talent/employee matters (which are overseen by the HR Committee); and

•	any additional matters delegated to the Risk Committee by the board.

While the Risk Committee now oversees and manages our company’s framework policies and procedures with respect to risk identification, assessment and management, it is the responsibility of our CEO and senior management to identify, assess and manage our company’s risks through the design, implementation and maintenance of our ERM program. The Risk Committee’s responsibilities include reviewing and approving the ERM framework on an annual basis.

The Risk Committee’s responsibilities also extend to overseeing our company’s efforts to identify, evaluate and mitigate major risks related to:

•	Cybersecurity, data protection controls, business continuity/disaster recovery systems and other information security matters;

•	Regulatory compliance risks that are not overseen by the Audit Committee;

•	Reputational risks, other than those related to compliance with the Thomson Reuters Trust Principles, which are overseen by the Corporate Governance Committee; and

•	Strategic risks, particularly those related to emerging technologies.

At its initial meeting in November 2018, the Risk Committee reviewed a calendar/work plan for 2019 and agreed that the committee’s meetings would generally follow the Audit Committee meetings to maintain alignment and coordination between the two committees. The Risk Committee also reviewed and approved a proposed ERM process for 2019 and also received a cybersecurity update from the company’s Chief Information Security Officer and an outside advisor.

Page 42    Management Proxy Circular and Notice of Annual Meeting of Shareholders

About Our Independent Auditor

HIGHLIGHTS

•	We are proposing to re-appoint PricewaterhouseCoopers LLP (U.S.) as our independent auditor for another year until the 2020 annual meeting of shareholders.

The board unanimously recommends that PricewaterhouseCoopers LLP (U.S.) be appointed as the auditor of our company, to hold office until the next annual meeting of shareholders. It is also recommended that the board be authorized to fix the remuneration of PricewaterhouseCoopers LLP (U.S.).

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2018 and 2017.

(in millions of U.S. dollars)	2018	2017
Audit fees	$18.5	$19.7
Audit-related fees	12.9	4.8
Tax fees	3.8	3.2
All other fees	0.1	0.2
Total	$35.3	$27.9

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2018 and 2017.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, statutory audits and services that generally only the independent auditor can reasonably provide, such as comfort letters and consents. These services included French translations of our financial statements, MD&A and financial information included in our interim and annual filings and prospectuses and other offering documents.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included subsidiary carve-out audits (including for the sale of a majority stake in our F&R business), transaction due diligence, internal control attestation engagements, licensing of technical research material, audits of various employee benefit plans and agreed-upon procedures principally related to executive compensation reporting in the management proxy circular.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, and restructurings, mergers and acquisitions.

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services include independent IT process reviews.

Pre-approval Policies and Procedures

Information regarding our policy regarding pre-approval of all audit and permissible non-audit services is set forth in the corporate governance disclosure included earlier in this circular.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 43

Advisory Resolution on Executive Compensation (Say On Pay)

HIGHLIGHTS

•	We are proposing a non-binding advisory “say on pay” resolution related to executive compensation.

•	This is a recommended best practice of the Canadian Coalition for Good Governance (CCGG).

•	We plan to continue holding this advisory vote on an annual basis.

Our overall philosophy regarding executive compensation is to pay for performance. We believe this drives our management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders. In the “Compensation Discussion and Analysis” section of this circular, we explain our compensation principles, how we design our compensation program and why we pay each component of compensation.

As part of our dialogue with shareholders about our executive compensation programs, we are once again proposing a “say on pay” advisory resolution for this year’s meeting (as we have done since 2008). An identical resolution was approved by approximately 97% of the votes cast at last year’s annual meeting of shareholders.

As this is an advisory resolution, the results will not be binding upon the board. However, the board will take voting results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase its engagement with shareholders on compensation-related matters.

We will disclose the results of the shareholder advisory resolution as part of our report on voting results for the meeting.

Our “named executive officers” for purposes of the “Compensation Discussion and Analysis” section of this circular are our CEO (Jim Smith), CFO (Stephane Bello) and the three other most highly compensated executive officers as of December 31, 2018 (Brian Peccarelli – Executive Vice President and Chief Operating Officer, Customer Markets; Neil Masterson – Executive Vice President and Chief Operating Officer, Operations & Enablement; and Michael Friedenberg – President, Reuters News).

Shareholders with questions about our compensation programs are encouraged to contact our Investor Relations department by e-mail at investor.relations@thomsonreuters.com or by phone at 1.203.539.8452.

The board unanimously recommends that you vote FOR the following resolution:

“RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation as described in the 2019 management proxy circular.”

Page 44    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Compensation Discussion and Analysis

Executive Summary

“Pay for performance” is the foundation of our compensation philosophy for our named executive officers. Their compensation is primarily variable and performance-based, utilizing multiple and complementary financial measures that are aligned with our strategy to drive shareholder value. This section explains our compensation principles, how we design our compensation program, why we pay each component of compensation and how we performed and what we paid to our named executive officers in 2018.

2018 was truly a watershed year for our company. One year ago, the task ahead of us seemed daunting. We entered the year with a 1% growth business, a highly complex F&R transaction to execute, significant stranded costs to resolve and a major repositioning of the go-forward Thomson Reuters business on the horizon.

In 2018 (and for the seventh consecutive year), our full-year financial performance achieved or exceeded our guidance for each performance metric. We grew revenues approximately 3% organically overall, and grew 4% organically in our core Legal Professionals, Tax Professionals and Corporates segments (which represent 80% of our revenue base).

The table below compares our actual performance in 2018 to the outlook that we provided last year as external guidance:

Non-IFRS Financial Measures[1]	2018 Outlook[2]	2018 Actual Performance (in constant currency)[2]
Revenues	Low single digit growth (excludes fourth quarter 2018 revenues within Reuters News from Refinitiv following the closing of the F&R transaction)	2.5%	✓
Adjusted EBITDA	Approximately $1.3 billion including the Corporate costs referred to below	$1.3 billion	✓
Total Corporate costs	Between $500 million and $600 million (including stranded costs and investments to reposition our company following the closing of the F&R transaction)	$499 million [3]	✓
Depreciation and amortization of computer software	Between $500 million and $525 million	$510 million	✓
Capital expenditures, as a percentage of revenues	Approximately 10% of revenues	Approximately 10%	✓
Effective tax rate on adjusted earnings	Between 17% and 19%	15%	✓

1 Please refer to Appendix A of the management’s discussion and analysis section of our 2018 annual report for additional information on non-IFRS financial measures.

2 Our 2018 Outlook and 2018 actual performance were measured at constant currency rates relative to 2017. Please refer to Appendix B of the management’s discussion and analysis section of our 2018 annual report for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

3 Corporate costs at actual rates include expenses of $466 million that are part of adjusted EBITDA and $33 million of capital spending, which is not part of adjusted EBITDA.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 45

In 2018, we successfully executed against our three key objectives:

✓

We closed the F&R transaction, solidified our capital structure and separated F&R from the remaining Thomson Reuters business – In October 2018, we sold a 55% interest in our former F&R business to private equity funds managed by Blackstone for approximately $17 billion and retained a 45% interest in the new company, which is now known as Refinitiv. We returned $10 billion of the proceeds to our shareholders through a series of transactions and repaid approximately $4 billion of debt. We intend to use approximately $2 billion of the proceeds to fund strategic, targeted acquisitions to bolster our positions in key growth segments of our remaining businesses or to repurchase shares. The Refinitiv strategic partnership highlights our efforts and the success that we have had investing to stabilize and grow our financial services business over the last several years. We believe that our 45% equity stake in a well-positioned financial business with a strong strategic partner will also allow us to participate in the future upside for the business. As part of the transaction, Reuters News and Refinitiv entered into a 30-year agreement pursuant to which Reuters News will supply news and editorial content to Refinitiv for a minimum of $325 million per year.

✓

We restructured the remaining Thomson Reuters business into new customer-focused segments – Our new structure moves decision making closer to the customer and allows us to serve our customers better with our full suite of offerings. Our customers are faced with a rapidly evolving global regulatory framework, fast-paced technological change and new business models that demand efficiency. We believe that our subject matter expertise, positioning, brand and scale are strengths that will drive customers to partner with our company for solutions that are tailored to their workflows and designed to help make their operations more efficient. In connection with restructuring our business, we appointed several new leaders in 2018. Our current leadership team exhibits commercial acumen and customer-centricity that we are modeling across the organization. We are building a flatter organization with fewer management layers, ensuring less distance between leadership and our customers.

✓

We repositioned the company for future growth – Our new customer segments are aligned around the customer, allowing us to concentrate on the customer experience and offer full value propositions to address the needs of each customer. We believe that this model will allow us to sell more to existing customers, while also attracting and acquiring new customers that are looking for comprehensive solutions. Our growth strategy also includes providing more software and solutions to our customers.

We believe that our compensation program is strongly connected to our ability to achieve success for Thomson Reuters.

✓

2018 compensation decisions were aligned with our strategic objectives – During 2018, the HR Committee was actively engaged in reviewing and discussing the design and approach to our compensation, talent and culture programs to fit the Thomson Reuters of the future.

●

In 2018, a significant portion of executive pay was at risk and linked to both operational performance and stock price. 88% of our CEO’s 2018 target compensation was variable and approximately 74% of the other named executive officers’ 2018 target compensation was variable. In 2018, we did not increase base salaries or the value of target annual and long-term incentive awards for Messrs. Smith and Bello. As part of restructuring Thomson Reuters into a new customer-focused organization, Messrs. Peccarelli and Masterson each received increases to their base salary and long-term incentive awards and special equity awards in connection with their promotions to co-Chief Operating Officers and to increase retention. Mr. Friedenberg joined our company in December 2018 and received a sign-on equity award and cash bonus.

●

Our incentive plan goals reflected our published business outlook, operating plan and long-term strategy. Annual incentive awards focused on growth objectives for the year with metrics based on total revenues, book of business and cash operating income (adjusted EBITDA less capital expenditures). 2018 was the first year that we brought most annual incentive plan participants under a single plan rather than having different plans for different business segments. Our financial performance ended up far exceeding our targets, which resulted in one of the highest annual incentive plan payouts in more than a decade. 2018 annual incentive awards for our CEO, CFO and one of our Chief Operating Officers (Mr. Masterson), which were based 80% on our company’s results (excluding our former F&R business) and 20% based on the performance of the F&R business, had a payout of approximately 129% of target based on financial performance. Our other two named executive officers – Mr. Peccarelli and Mr. Friedenberg – received 2018 annual incentive awards that were based 100% on our company’s results (excluding F&R) and those awards had a payout of approximately 134% of target. As discussed in this compensation discussion and analysis, payouts for Messrs. Bello, Peccarelli and Masterson were increased based on 2018 individual performance against strategic objectives.

●

Performance restricted share units (PRSUs) granted as long-term incentive awards for the three-year period ended December 31, 2018 were earned at 100% of target, reflecting actual performance for 2016 and 2017 (the first two years of the cycle) and a deemed 100% performance for 2018 (the last year of the cycle) due to complexities associated with

Page 46    Management Proxy Circular and Notice of Annual Meeting of Shareholders

measuring 2018 performance in light of the F&R transaction. 2016-2018 PRSU awards were designed to measure performance for payout purposes based on the three-year average for each award metric. The impact of effectively splitting our company in half in 2018 made the initial performance goals no longer measurable on a comparable basis. As a result of the significant changes related to the F&R transaction and to increase retention, we modified the structure of long-term incentive awards granted to our named executive officers for the 2018-2020 period to reflect 50% time based restricted share units (TRSUs) and 50% stock options to ensure an equity-based focus during a year in which setting multi-year performance goals with precision was not possible due to the transformative nature of the F&R transaction. As discussed in this compensation discussion and analysis, PRSUs (weighed 50%) were added back as a performance component of long-term incentive awards granted in 2019.

✓

Our compensation program is strongly aligned with shareholder return and value – In this compensation discussion and analysis section, we provide graphs that show our executive officer compensation over the last five years has been strongly aligned with total shareholder return. We also require our executive officers to maintain meaningful levels of share ownership that are multiples of their respective base salaries, creating a strong link to our shareholders and the long-term success of our company.

✓

We benchmark executive compensation and performance against global peer companies that we compete with for customers and talent – In 2018, the HR Committee approved a new global peer group for executive compensation purposes to reflect our company’s smaller size once the F&R transaction closed. Several companies in our previous peer group that operated in the financial services industry were removed. When constructing our new global peer group, the HR Committee did not include other Canadian companies with a common Global Industry Classification System (GICS) code. While we acknowledge that proxy advisors tend to focus on these companies, we believe that they do not provide a meaningful or relevant comparison of our competitive market for talent given the particular executive talent pool from which we recruit and the significant differences in industries, businesses and operational strategy between our companies and other Canadian companies with a common GICS code. The HR Committee did, however, also approve a new Canadian peer group in 2018 given our company’s increasing presence in Toronto. This Canadian peer group is also referenced by the HR Committee as part of executive compensation benchmarking.

✓

Our compensation program is aligned with good governance practices and has received strong shareholder support in recent years – Our plans and programs reflect strong governance principles. The HR Committee has an independent advisor (FW Cook) for executive compensation matters. We also engage with our shareholders on compensation matters during the year and we provide a “say on pay” resolution each year at our annual meeting of shareholders. Over the last five years, approximately 98% of votes have been cast “for” our “say on pay” advisory resolutions.

✓

We do not believe that we have any problematic pay practices and risk is taken into account in our compensation programs – The HR Committee’s independent advisor is of the view that our compensation program appears unlikely to create incentives for excessive risk taking and includes meaningful safeguards to mitigate compensation program risk.

Looking Forward: Key 2019 Compensation Decisions

In March 2019, the HR Committee decided not to increase any of our named executive officers’ base salaries after an evaluation of current market positioning of their compensation. Our named executive officers were also granted 2019 annual and long-term incentive awards with target payouts reflected at the same percentages of base salary as their 2018 targets.

2019 annual incentive awards for our named executive officers were weighted 1/3 each on organic revenue, book of business and adjusted EBITDA less capital expenditures performance. All metrics are based on Thomson Reuters consolidated performance, which the HR Committee believes promotes teamwork and enables more enterprise collaboration.

2019 long-term incentive awards for our named executive officers were split between 50% PRSUs, 25% TRSUs and 25% stock options. PRSUs granted for the 2019-2021 performance period are weighted 50% each on average organic revenue growth and average free cash flow per share performance. The HR Committee believes that organic revenue growth over a multi-year period complements the same metric as reflected in 2019 annual incentive awards and aligns to the company’s strategic priorities. The HR Committee also believes that including a component of TRSUs in long-term awards balances the award mix and supports retention, while still promoting a performance culture in the organization.

The HR Committee believes that the 2019 compensation program continues to align executive pay with the company’s annual and long-term strategic and financial performance objectives.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 47

Our 2018 Compensation Program

The HR Committee of the board structured our 2018 compensation program in a way that was consistent with our strategic objectives, A named executive officer’s total compensation typically comprises the following components. We describe each of these components in more detail later in this section.

Component	Description	Type	2018 Measures	Form	Purpose
Base salary	Payments made throughout the year at an established rate.	Fixed	Individual performance, role, responsibilities and experience.	Cash	Provides predictable amount of fixed income as short-term compensation.
Annual incentive award	Variable payment made in March after results for the previous year are available, and dependent on company performance against objective financial targets established at the beginning of the year and subject to adjustment based on individual performance.	Performance- based

Revenues (1/3).

Adjusted EBITDA less capital expenditures (1/3).

“Book of business” based or annualized contract value (ACV) (1/3).

Individual performance factor (+/- 15%) based on performance against key individual strategic objectives (applicable for named executive officers other than the CEO).

				Cash	Focuses executives on our financial goals and objectives for the year.
Long-term incentive award

Our long-term incentive awards have included PRSUs since 2006. However, in light of the significant changes related to the F&R transaction and to increase retention, the HR Committee decided not to include PRSUs in 2018-2020 long-term incentive awards, as further discussed in this compensation discussion and analysis.

These awards also include stock options with an exercise price equal to the fair market value of our shares on the grant date and TRSUs.

		Time- based	Value tied to share price performance. 2018 long-term incentive awards for Messrs. Smith, Bello, Peccarelli and Masterson consisted of grants of TRSUs (50%) and stock options (50%).	Equity	Strongly links their pay to our share price, and supports retention objectives. Helps retain critical talent and recognize superior performance. Aligns their interests to shareholder interests.

Page 48    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Component	Description	Type	2018 Measures	Form	Purpose
Retirement and health and welfare-related benefits	Savings and deferred compensation plans, life and disability insurance, group medical and dental.	Various	Most of these programs are broad-based employee programs, consistent with customary market practice and competitive factors. Messrs. Smith and Bello also have individual supplemental executive retirement plans (SERPs).
Perquisites and other personal benefits	Limited and includes executive physicals and tax and financial planning assistance. Limited personal use of corporate aircraft.			Various	Encourages maintenance of health and sound finances in a cost effective manner for our company, and minimizes distractions for executives.
Periodic/special long-term equity awards	Grants of additional TRSUs or additional PRSUs with vesting over a specified period of years.	Time- vested or performance- based

Value tied to share price performance for TRSU grants.

Messrs. Peccarelli, Masterson and Friedenberg received special TRSU grants in 2018.

No additional PRSU grants were made to our named executive officers in 2018.

				Equity	Reward exceptional performance and for retention. Assist with attracting executive talent.

Our named executive officers are also subject to share ownership guidelines. Additional information is provided later in this compensation discussion and analysis.

Our Process for Designing and Determining Executive Compensation

HR Committee

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation policies and programs, executive talent review and succession planning processes. One of the HR Committee’s key responsibilities is approving compensation arrangements for the CEO and other executive officers. The board recognizes the importance of appointing knowledgeable and experienced individuals to the HR Committee who have the necessary background in executive compensation to fulfill the HR Committee’s obligations to the board and our shareholders. Each member of the HR Committee has direct experience as a senior leader that is relevant to his or her responsibilities in executive compensation. Additional information about the HR Committee is included earlier in this circular in our discussion of the board and corporate governance.

Management

Our Chief People Officer and other members of the Human Resources department are responsible for overseeing the day-to-day design, implementation, administration and management of our various compensation and benefits policies and plans, including base salaries, annual and long-term incentives, retirement savings, health and welfare. The CEO, Chief People Officer and other senior executives in the Human Resources, Finance and Legal departments regularly attend HR Committee meetings. Throughout the year, management provides recommendations to the HR Committee on a wide range of compensation matters.

Our Principal Shareholder

We recognize that executive compensation is a key area of interest for shareholders. Woodbridge, our principal shareholder, actively monitors this aspect of our governance given its importance to the achievement of our financial performance goals and long-term success. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders. A majority of the HR Committee’s members are independent

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 49

directors and Messrs. Binet, Clark and P. Thomson serve as non-independent directors. David Thomson, Chairman of the Board, regularly attends meetings of the HR Committee as an observer.

Independent Advisors

The HR Committee has retained an outside consulting firm, Frederic W. Cook & Co., Inc. (FW Cook), to serve as an independent advisor on matters relating to executive compensation since 1998. Representatives of FW Cook generally attend HR Committee meetings, including meeting privately, or “in-camera”, with the committee (when no members of management are present) and have discussions with the Chair and other members of the HR Committee from time to time outside of regularly scheduled meetings.

As part of its ongoing services to the HR Committee, FW Cook assists in evaluating the competitive positioning of senior executive compensation levels and provides guidance and analysis on plan design and market trends and practices to ensure that our program provides executives with competitive compensation opportunities, links compensation to performance and shareholder value creation, is efficient from accounting, tax and cash flow perspectives, and is supportive of emerging best practice corporate governance principles.

FW Cook does not provide any services to Thomson Reuters other than those provided directly to the HR Committee. Any use of FW Cook by Thomson Reuters management would require the HR Committee’s prior approval. In 2018 and 2017, we paid FW Cook the following fees:

	2018	2017	Percentage of total fees
Executive compensation-related fees	$123,318	$144,968	100%
All other fees	$–	$–	–
Total annual fees	$123,318	$144,968	100%

The HR Committee believes that it is important to receive objective recommendations and input from its outside compensation advisor. SEC and NYSE rules require the compensation committee of U.S. public companies to consider six independence-related factors when selecting their compensation advisor and determining whether certain conflicts of interest disclosures must be made. Although foreign private issuers such as Thomson Reuters are exempt from these rules, the HR Committee once again considered them in March 2019 in relation to FW Cook. The six factors considered by the HR Committee were:

1.	The provision of other services to Thomson Reuters by the firm;

2.	The amount of fees received from Thomson Reuters by the firm as a percentage of the total revenue of the firm;

3.	The policies and procedures of the firm that are designed to prevent conflicts of interest;

4.	Any business or personal relationship of the advisor with a member of the HR Committee;

5.	Any stock of Thomson Reuters owned by the advisor; and

6.	Any business or personal relationship of the advisor or firm with an executive officer of Thomson Reuters.

Based on disclosures provided to the HR Committee by FW Cook and in questionnaires provided by our directors and executive officers, the HR Committee views FW Cook as independent.

In 2018, management also continued to engage its own consultant to provide it with executive compensation consulting services, including competitive compensation analyses and advice on various other matters.

Page 50    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Our Key Compensation Principles

•	Pay for performance is the foundation of our executive compensation program

•	Incentive performance goals are linked to key measures of our company’s performance and strategy

•	Our executives should accumulate and retain equity in our company to align their interests with our shareholders

•	We provide competitive compensation opportunities

•	Our compensation programs take risk into account and do not encourage unnecessary or excessive risk taking

Below, we describe how each of these key compensation principles drives our executive management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders.

“PAY FOR PERFORMANCE” IS THE FOUNDATION OF OUR EXECUTIVE COMPENSATION

We believe that tying a significant component of pay to our company’s achievement of specific financial performance goals and changes in our share price motivates our executives to achieve exceptional performance and focus on the goals and objectives that are of the most value to Thomson Reuters.

As shown below, approximately 88% of Mr. Smith’s 2018 target compensation was variable, which included approximately 65% awarded as long-term incentive grants in the form of TRSUs and stock options. On average, approximately 74% of the other named executive officers’ 2018 target compensation was variable, which included approximately 42% awarded as long-term incentive grants in the form of TRSUs and stock options. Target annual compensation for our named executive officers excludes special TRSU awards granted to Messrs. Peccarelli, Masterson and Friedenberg.

As part of its review of executive compensation, the HR Committee reviews targeted values for each component of compensation for each named executive officer. In determining the mix and relative weighting of cash (base salary and annual incentive awards) versus equity-based incentives, the HR Committee considers the appropriate proportion of compensation that should be variable based on the executive’s ability to affect and influence our annual and long-term results and advance the interests of shareholders as well as the compensation mix for similar positions at comparable companies. In general, the proportion of total pay delivered through variable short-term and long-term performance-based compensation increases directly with an executive’s level of operational/financial responsibility. The HR Committee believes this mix and weighting aligns the interests of executives with those of shareholders, provides significant performance incentives and assists in keeping us competitive in the market for high-quality executives.

INCENTIVE PERFORMANCE GOALS ARE LINKED TO KEY MEASURES OF OUR COMPANY’S PERFORMANCE AND STRATEGY

Annual incentive awards

The HR Committee sets performance goals for our annual incentive awards that focus on superior performance, taking into account current market conditions. The financial performance goals set by the HR Committee reflect our published business outlook, operating plan and long-term strategy. Annual incentive awards are designed to incentivize individual performance and drive accountability for results. An executive’s annual incentive award opportunity is expressed as a percentage of base salary.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 51

The following table sets forth annual incentive award payouts to our CEO, CFO and various other Corporate-level executives as a percentage of target for the years indicated. Payouts to Mr. Bello and Mr. Masterson were increased based on 2018 individual performance against strategic objectives. Mr. Peccarelli’s annual incentive award had different performance metrics and his payout was also increased based on 2018 individual performance against strategic objectives. Additional information about 2018 annual incentive award targets and performance is provided later in this compensation discussion and analysis.

Performance Year	Payout Year	Payout as a percentage of target
2018	2019	129%
2017	2018	94%
2016	2017	83%
2015	2016	105%
2014	2015	92%
5-year average	–	101%

Long-term incentive awards

An executive’s long-term incentive award opportunity is also expressed as a percentage of base salary, and an executive’s percentage may be modified up or down for a particular year based on future potential and past performance. In addition, our long-term incentive awards are designed to optimally balance alignment with key drivers of total shareholder return, accountability for longer-term results and overall executive retention. Financial performance measures reflected in PRSUs granted as long-term incentive awards complement measures in annual incentive awards. As discussed in this compensation discussion and analysis, 2018 long-term incentive awards did not include PRSUs due to the F&R transaction, but PRSUs were reintroduced as a component of long-term incentive awards granted in 2019.

The following table sets forth payouts for our PRSU awards as a percentage of target for the years indicated. Additional information about PRSUs for the 2016-2018 performance period is provided later in this compensation discussion and analysis.

Performance Period	Payout Year	Payout as a percentage of target
2016-2018	2019	100%
2015-2017	2018	145%
2014-2016	2017	170%
2013-2015	2016	57%
2012-2014	2015	66%
5-year average	–	108%

Discretionary adjustment authority

For both annual incentive awards and PRSUs granted as part of long-term incentive awards, the HR Committee is authorized to make discretionary adjustments (outside of the design principles discussed above, which operate mechanically without discretion) to deal with extraordinary, non-recurring or unanticipated business conditions that materially affected our results (positively and negatively), the fairness of the performance targets, or the impact of external changes which have unduly influenced our ability to meet the targets. Due to complexities associated with determining consolidated company performance for PRSUs granted for the 2016-2018 and 2017-2019 performance periods as a result of the F&R transaction, the HR Committee decided to determine payouts for these awards based on performance as of December 31, 2017 and a deemed 100% performance for remaining periods (with payouts to occur as originally scheduled in 2019 and 2020, respectively). No discretionary adjustments of this type were made in determining payouts for 2018 annual incentive awards paid to our named executive officers.

Non-IFRS financial measures

Most of the financial metrics that we use in our annual and long-term incentive awards described in this circular are non-IFRS financial measures. Later in this section, we discuss our annual and long-term incentive awards in more detail, and we explain why we use these metrics as part of our performance goals. Please also see the “Additional Information – Non-IFRS Financial Measures” section of this circular for more information about our non-IFRS financial measures.

Page 52    Management Proxy Circular and Notice of Annual Meeting of Shareholders

OUR EXECUTIVES SHOULD ACCUMULATE AND RETAIN EQUITY IN OUR COMPANY TO ALIGN THEIR INTERESTS WITH OUR SHAREHOLDERS

Our long-term incentive awards are all equity-based and, together with our share ownership guidelines, align the interests of our executives with those of our shareholders and enable our executives to share in our long-term growth and success. Executives are aligned with shareholders because this part of their compensation is tied directly to the long-term performance of the price of our shares.

PRSUs, TRSUs and stock options are designed to reward executives for increases in shareholder value and thereby foster strong alignment between management and shareholders. They also support important management retention objectives as a result of the vesting requirements, which are over a period of years. From time to time, we also grant off-cycle TRSUs or PRSUs on a highly selective basis to high-performing executives in connection with promotions and for retention and recognition of high potential, superior performance and contributions to the company.

Through our share ownership guidelines, Mr. Smith and other executive officers are encouraged to acquire and maintain an equity interest in Thomson Reuters with a value equal to a multiple of their base salary. Until the guideline is met, executive officers must retain a specified percentage of the shares that they acquire (after applicable tax withholdings) through option exercises and the vesting of PRSUs and TRSUs. Unvested PRSUs and TRSUs and vested/unvested stock options do not count toward the guidelines. Share prices of all public companies are subject to market volatility. As a result, executive share ownership guidelines reflect a “once met, always met” standard. This means that if an executive has met his or her applicable ownership guideline multiple and a subsequent decline in the Thomson Reuters share price causes the value of his or her ownership to fall below the applicable threshold, the executive will be considered to be in compliance with the guidelines so long as he or she continues to hold the number of shares that were owned at the time when he or she achieved the guidelines.

The following table shows the share ownership guidelines for our named executive officers as well as their actual share ownership, based on the closing price of our shares on the NYSE on April 11, 2019. All share values and the named executive officers’ ownership are as of April 11, 2019. Mr. Friedenberg became subject to share ownership guidelines in December 2018 when he joined our company as our new President of Reuters News.

	Minimum Share Ownership		Actual Share Ownership

Name	(base salary multiple)	($)	(base salary multiple)	($)
James C. Smith	6x	9,600,000	25.5x	40,843,152
Stephane Bello	4x	4,000,000	13.6x	13,570,997
Brian Peccarelli	3x	2,250,000	6.0x	4,489,704
Neil Masterson	3x	2,250,000	4.0x	2,973,459
Michael Friedenberg	3x	2,250,000	–	–

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 53

WE PAY COMPETITIVE COMPENSATION

The HR Committee utilizes independent market surveys and peer group data to evaluate the competitiveness of our compensation programs. The HR Committee refers to these benchmarks, either wholly or in part, when establishing individual components and overall compensation of our executives to assess the differences between our compensation program and those of the market and the peer group.

On an annual basis, the HR Committee evaluates each named executive officer’s compensation and compares each element (e.g., base salary, annual incentive and long term incentive) and their total direct compensation (TDC), which consists of target base salary, target annual incentive award value, target long term incentive award value and the annualized value of any special grants that are outstanding. This TDC is compared for each named executive officer against compensation peer group data, as discussed below, to both understand the competitive level of an individual’s pay as well to make decisions on each person’s future competitive compensation position. While the HR Committee does not target a specific competitive level of pay, the HR Committee does consider the overall competitive market as well as the experience, skills, contribution, historical and expected performance of each executive in its decision making.

Target compensation for our CEO and CFO had been established based on market data for companies of similar size and complexity prior to the closing of the F&R transaction. In 2018, the HR Committee did not increase base salaries or the value of target annual and long-term incentive awards for Messrs. Smith and Bello. As part of restructuring Thomson Reuters into a new customer-focused organization, Messrs. Peccarelli and Masterson each received increases to their base salary and long-term incentive awards in connection with their promotions to co-Chief Operating Officers.

In June 2018, the HR Committee approved a new global peer group for executive compensation purposes to reflect our company’s smaller size once the F&R transaction closed. Several companies in our previous peer group that operated in the financial services industry were also removed. The global peer group is a primary reference point as a result of the global nature of our business and the global market for executive talent.

The companies in our current global peer group are publicly traded and have similar business models or strategies which are focused on information development and electronic delivery. Although we believe our company is somewhat unique in terms of its business operations serving the legal, tax, corporate and news industries, a number of these companies are considered by analysts and shareholders to be our closest public company comparables. Similar to Thomson Reuters, many of these other companies also have significant global operations. Our company’s revenues (excluding the F&R business) were about the 25th percentile of the companies in the new global peer group (based on information available at that time). The 17 companies in our current global peer group consist of:

Automatic Data Processing Inc. CGI Group Inc. Cognizant Technology Solutions Corp. eBay Inc. Gartner Inc. IAC/InterActive Corp.	The Interpublic Group of Companies, Inc. Intuit Inc. Moody’s Corp. News Corporation Nielsen Holdings plc Omnicom Group Inc.	Pearson plc RELX PLC S&P Global Inc. Sage Group Inc. Wolters Kluwer NV

The HR Committee also approved a new Canadian peer group given our company’s increasing presence in Toronto. The Canadian peer group is viewed secondarily as a means to evaluate compensation compared to local practices and levels. Our company’s revenues approximated the peer group median of the 23 companies in the Canadian peer group (based on information available at the time). These companies include Bank of Montreal, The Bank of Nova Scotia, BCE Inc., Canadian Imperial Bank of Commence, CGI Group Inc., Cineplex Inc., Cogeco Communications Inc., Constellation Software Inc., Corus Entertainment Inc., Fairfax Financial Holdings Limited, Industrial Alliance Insurance and Financial Services Inc., Intact Financial Corporation, National Bank of Canada, Open Text Corporation, Quebecor Inc., Rogers Communications Inc., Shaw Communications Inc., SNC-Lavalin Group Inc., Stantec Inc., Sun Life Financial Inc., TELUS Communications Inc., Transcontinental Inc. and Waste Connections Inc.

FW Cook reviewed the proposed peer groups identified by management and its compensation consultant prior to presentation to the HR Committee. When the HR Committee met to discuss and approve the new peer groups, it received input from FW Cook and management’s compensation consultant.

Page 54    Management Proxy Circular and Notice of Annual Meeting of Shareholders

OUR COMPENSATION PROGRAMS TAKE RISK INTO ACCOUNT AND DO NOT ENCOURAGE UNNECESSARY OR EXCESSIVE RISK TAKING

We have designed our compensation programs to provide an appropriate balance of risk and reward in relation to our company’s overall business strategy. In February 2019, FW Cook provided the HR Committee with a risk assessment of the Thomson Reuters compensation program for executive officers. As part of its assessment, FW Cook reviewed our compensation structure and key attributes of our compensation program for executive officers for the purpose of identifying potential sources of risk. Based on its review, FW Cook was of the view that our compensation program appears unlikely to create incentives for excessive risk taking and includes meaningful safeguards to mitigate compensation program risk.

The HR Committee and management believe that our senior executive compensation programs do not incentivize our executives to take unnecessary or excessive risks because:

•	Most of an executive’s compensation is comprised of longer-term performance opportunities with less emphasis on shorter-term performance opportunities;

•	The base salary component of each executive’s compensation is fixed and therefore does not encourage risk taking;

•	Our HR Committee annually reviews and determines award design and there are principles and processes with management for approving design changes and performance goals;

•	The HR Committee reviews performance criteria for financial metrics used in our incentive awards, including threshold, target and maximum amounts, to ensure that they are challenging, but achievable;

•

Our incentive awards utilize a number of different financial performance measures and do not rely on a single metric. Each metric has a threshold, target and maximum performance target with pre-defined payout amounts;

•	Our annual incentive awards and PRSUs issued as part of long-term incentive awards have caps for the maximum potential payouts;

•	Our HR Committee has discretionary authority to make fairness-related and other adjustments to performance award opportunities that it may deem appropriate;

•	We have robust share ownership guidelines for our executive officers which further ties their interests to those of our shareholders over the long-term;

•

We have a recoupment (or “clawback”) policy that permits us to seek reimbursement from the CEO and all of the other executive officers in certain circumstances. Our clawback policy provides that the board, at the recommendation of the HR Committee, has the right to seek reimbursement of part of the annual or long-term incentive compensation awarded to an executive officer if in the board’s view, the amount of the compensation was calculated based on the achievement or performance of financial results that were subject to a material restatement (other than a restatement due to, or to comply with, changes in applicable accounting principles or related to an acquisition or disposition). Reimbursement could be sought for any excess amount of compensation that relates to such a material restatement that occurred within 24 months of payment of the compensation, and the executive officer from whom reimbursement is sought would need to have engaged in fraud that caused the material restatement; and

•	Executive officers are prohibited from hedging or pledging company shares (as further discussed later in this compensation discussion and analysis section).

The HR Committee assesses compensation risk on an annual basis as part of its oversight of executive compensation.

For more information about risks that we believe are material to our company, please see the “Risk Factors” section of our 2018 annual report, which is available on our website at www.thomsonreuters.com, as well as on www.sedar.com and www.sec.gov.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 55

2018 Compensation

In 2018, the HR Committee reviewed and approved compensation arrangements for our CEO and other named executive officers.

•

Our Chief People Officer initially made recommendations to the HR Committee regarding the proposed 2018 compensation arrangements for our executive officers (other than the CEO). The CEO’s input was reflected in these recommendations. The CEO and Chief People Officer considered each individual’s actual performance during the prior year, the competitiveness of each individual’s compensation, and external compensation trends and developments. Management also provided the HR Committee with its recommendations for structuring 2018 annual and long-term incentive awards. In making recommendations to the HR Committee, the CEO and Chief People Officer proposed a compensation program that supports our pay for performance philosophy without encouraging unnecessary or excessive risk taking by management.

•

As part of its analysis and decision-making process, the HR Committee received a summary of performance assessments for the CEO and other executive officers. The HR Committee also received executive pay comparisons to assess proposed arrangements between individual executives and against applicable market position. This information included base salary, annual incentive award (target as a percentage of salary), long-term incentive award (target as a percentage of salary), target total direct compensation for each individual, plus target total direct compensation that included the annualized value of any special equity awards outstanding, exclusive of new hire awards.

•

Following its review of the information mentioned above and using its own judgment, the HR Committee approved 2018 compensation arrangements for each executive officer (other than the CEO) and provided a compensation recommendation for Mr. Smith to the board, which made the final decision for the CEO’s arrangement. The HR Committee also approved 2018 annual incentive awards and long-term incentive awards during the year.

Additional information about each named executive officer’s individual 2018 compensation arrangement and individual performance during the year is provided later in this section.

Base Salary

Base salary is typically determined annually by reference to an executive’s individual performance and experience and our company’s financial performance, as well as competitive considerations, such as salaries prevailing in the relevant market. Base salaries are also evaluated in connection with promotions and other changes in job responsibilities.

The HR Committee establishes Mr. Smith’s base salary and also considers any increases to the base salaries of our other named executive officers based on Mr. Smith’s recommendations for each individual. In addition to the considerations described above, the HR Committee also takes into account any applicable merit increase guidelines established for our employees.

In 2018, our company’s standard merit increase in the United States for employee base salaries was 2.7% (effective on April 1 of the year). In light of various changes made to their compensation packages in previous years and an evaluation of current market positioning of their compensation, our CEO and CFO did not receive a base salary increase in 2018. As part of restructuring Thomson Reuters into a new customer-focused organization, Messrs. Peccarelli and Masterson each received increases to their base salary.

Base salaries for each of our named executive officers are described later in this section of the circular.

Annual Incentive Awards

We provide an annual, cash-based incentive award opportunity to each of our named executive officers which is based on our company’s actual financial performance compared to our annual operating plan for the year and an assessment of performance against key strategic objectives.

Each named executive officer’s annual incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive’s position and responsibilities as well as competitive considerations identified through compensation benchmarking.

In the fourth quarter of 2017, senior executives from our businesses met with our CEO, CFO and other Corporate executives to discuss the 2018 operating plan, including specific objectives and targets for the plan. In developing our operating plan, management considered various factors related to our operations, products/services, competition, and economic and market conditions in the countries where we operate. Our board of directors then met with senior management in the first quarter of 2018 to review, discuss and approve the final version of the plan.

Page 56    Management Proxy Circular and Notice of Annual Meeting of Shareholders

After meeting with management in March 2018, the HR Committee decided that 2018 annual incentive awards for Mr. Smith and several other executive officers would be weighted 80% on Thomson Reuters’ consolidated results (excluding the results of our F&R business) and 20% on F&R’s results. The HR Committee felt that a plan for Mr. Smith and others that was based on the blended results would incentivize various members of the Thomson Reuters senior executive team to continue to support the F&R business during the transaction process. Blended annual incentive awards were also granted to Messrs. Bello and Masterson. As Mr. Peccarelli’s responsibilities at the time were not expected to impact F&R’s 2018 results, he received an annual incentive award based 100% on Thomson Reuters’ consolidated results (excluding F&R). Mr. Friedenberg joined our company in December 2018 after the closing of the F&R transaction and he received a similar award based 100% on Thomson Reuters results (excluding F&R) that was pro rated for the numbers of days in the year that he worked at our company.

To place greater emphasis on 2018 and future year growth, the HR Committee also decided to change the weighting of the financial metrics used for 2018 annual incentive awards to enhance focus on growth as measured by book of business. The HR Committee decided that 2018 awards would be weighted as follows:

Financial metric	Annual incentive percentage weighting (2018)	Rationale for financial metric
Revenues	1/3	We use revenues because they are commonly used to measure growth of our business
Adjusted EBITDA less capital expenditures (cash OI)	1/3	We use adjusted EBITDA less capital expenditures (referred to internally as “cash OI”) because it provides a basis for evaluating the operating profitability and capital intensity of our business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized
“Book of business” or ACV	1/3	We use book of business because it is focused on recurring or subscription-based revenue that customers have contractually agreed to for a period of time, generally 12 consecutive months

2017 annual incentive awards had been weighted 40% on revenues, 40% on adjusted EBITDA less capital expenditures and 20% on book of business.

The HR Committee believes that these shorter term financial metrics complement metrics reflected in long-term incentive awards and that the addition of an individual performance adjustment tied to strategic objectives provides the appropriate balance between delivering financial results and focusing on key business and functional priorities that position the organization for long-term success.

Potential payouts for 2018 annual incentive awards ranged from 0% to 200% of the target award depending on financial performance against the goals set by the HR Committee at the beginning of the year.

As part of the HR Committee’s design principles for 2018 annual incentive awards, targets and actual results are evaluated on a constant currency basis. In addition, in determining performance, guiding principles approved by the HR Committee for annual incentive awards contemplate adjustments for:

●	Acquisitions and disposals not in our company’s 2018 operating plan;

●	One-time charges (above a specified financial threshold) that were not foreseen in the 2018 operating plan and where the related savings are outside of the plan period;

●

Extraordinary events which are outside of management’s control to the extent that the actual impact differs from original plan assumptions (i.e., the regulatory/tax environment and significant one-time transactions); and

●	Changes in accounting practices to make figures comparable to the original 2018 operating plan.

The following table sets forth information regarding our 2018 minimum, target, maximum and actual performance for the three financial metrics reflected in annual incentive awards granted to Messrs. Smith, Bello and Masterson, which had a payout of approximately 129% of target. 2018 targets for revenues, adjusted EBITDA less capital expenditures and book of business were higher than full-year 2017 actual results, in support of our growth initiatives. The actual performance results indicated below are not directly comparable to similar financial measures that we disclose in our 2018 annual report because they are based on our

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 57

internal operating plan. As discussed later in this section, payouts to Mr. Bello and Mr. Masterson were increased based on 2018 individual performance against strategic objectives.

Performance metric (in billions of dollars)	Minimum performance	Target performance	Maximum performance	Actual performance	Payout percentage
Thomson Reuters performance (excluding F&R)
Revenues	$5.22	$5.41	$5.52	$5.45	133%
Adjusted EBITDA less capital expenditures	$0.99	$1.12	$1.21	$1.16	140%
“Book of business” or ACV	$3.99	$4.17	$4.23	$4.18	130%
Total Thomson Reuters performance (80%)	–	–	–	–	134%
F&R performance
Revenues	$5.99	$6.21	$6.33	$6.27	150%
Adjusted EBITDA less capital expenditures	$1.59	$1.81	$1.95	$1.84	128%
“Book of business” or ACV	$4.33	$4.48	$4.54	$4.40	49%
Total F&R performance (20%)	–	–	–	–	109%
Combined performance (100%)	–	–	–	–	129%

As noted above, annual incentive awards granted to Messrs. Peccarelli and Friedenberg were based 100% on Thomson Reuters results (excluding F&R) and their awards had a payout of approximately 134% of target. As discussed later in this section, Mr. Peccarelli’s payout was increased based on 2018 individual performance against strategic objectives.

Strategic Objectives – Individual Performance Factor

The HR Committee also decided that 2018 annual incentive awards could be further adjusted up or down by 15% based on each executive’s performance against key individual strategic objectives (referred to as an individual performance factor, or IPF). Performance is assessed by the CEO who recommends an IPF to the HR Committee for approval. The IPF can modify the award up or down by 15% and no positive adjustment can be applied if revenue for the business segment or company, as appropriate, is not equal to prior-year results. The CEO’s annual incentive award is not subject to an IPF adjustment because the HR Committee believes that the CEO’s performance is best evaluated based on our company’s overall results.

In February 2019, the HR Committee determined the extent to which our 2018 annual performance targets were met by comparing our financial results to our performance goals. 2018 actual results were evaluated using foreign currency exchange rates that were used to prepare our 2018 annual operating plan. This has been a long standing policy that has been consistently applied to our annual incentive awards.

Annual Base Salary	x	Target % of Annual Base Salary	x	Actual Company Performance %	x	Individual Performance Factor %	=	Payout Amount

Additional information about each named executive officer’s IPF and the related modifications to each of their 2018 annual incentive awards is provided later in this compensation discussion and analysis.

Long-term Incentive Awards

Each named executive officer’s long-term incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive’s position and responsibilities as well as competitive considerations. The HR Committee may decide to increase or decrease an executive officer’s target from year to year based on an assessment of the executive’s prior-year performance and expected contribution to future financial and strategic results.

Our long-term incentive awards have included PRSUs since 2006. In 2018, due to significant changes related to the F&R transaction and to increase retention, we divided long-term incentive award values for Mr. Smith and our other named executive officers (other than Mr. Friedenberg) between 50% TRSUs and 50% stock options. This blend was intended to create balance in our long-term incentive awards by ensuring that the program is aligned to shareholder interests, financially efficient and strongly drives executive outcomes with the company’s strategic and business objectives. The value of TRSUs and stock options is dependent on our company’s share price.

Page 58    Management Proxy Circular and Notice of Annual Meeting of Shareholders

In determining the size of TRSU and stock option grants, the HR Committee initially established a total target compensation award opportunity for each named executive officer, along with the percentage of this amount to be reflected through long-term incentive awards. The HR Committee then determined the number of TRSUs and stock options to be granted to each named executive officer. In determining long-term incentive grants, the HR Committee generally takes into account the amount of previous allocations. However, the HR Committee does not increase or decrease the size of an executive’s new award based on payouts of previous awards because we believe long-term incentive awards are intended to be an incentive for future performance.

Stock options

All options granted in 2018 vest 25% per year over four years. The exercise prices for options granted were based on the fair market value of our common shares on the NYSE on the grant date. Fair market value is considered to be the closing price of the common shares on the day before the grant. The expiration date for options granted in 2018 is 10 years from the grant date. Options expire at the later of the expiration date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in our securities by our insider trading policy, 10 business days after the period ends, subject to certain exceptions. Other than their alignment to our company’s share price, options do not contain additional performance goals.

In determining the number of stock options to be granted to each named executive officer, the HR Committee initially determines a target economic value for the total award. For options granted in 2018, the HR Committee calculated the grant date fair values using common share prices and a Black-Scholes valuation (as described in more detail in the Summary Compensation Table contained in this circular). The HR Committee uses a Black-Scholes value in order to maintain year-to-year consistency in determining the number of stock options to be granted.

TRSUs

As mentioned above, 2018 long-term incentive awards included a component of TRSUs due to the significant changes related to the F&R transaction and to increase retention. These TRSUs are scheduled to vest in 2021, subject to award terms and conditions. While TRSUs are not subject to performance conditions, we believe they are effective attraction and retention tools as their value is often seen as more tangible by recipients and they require longer-time service to be earned. The value of TRSUs is directly aligned with our share price and is consistent with our philosophy of paying competitive compensation.

TRSUs historically have not been part of our company’s ongoing compensation program for named executive officers, and have been used selectively by the HR Committee for promotions and to recognize and retain executives who are viewed as critical to the future success of the company. TRSUs granted as special awards usually vest in full over a three or five-year period and thereby provide both a long-term performance and retention focus. In 2018, as part of restructuring Thomson Reuters into a new customer-focused organization, we granted a special award of TRSUs to Messrs. Peccarelli and Masterson in connection with their promotions to co-Chief Operating Officers and to increase retention. Mr. Friedenberg was also received a special sign-on TRSU grant in connection with joining our company.

Some of our special/retention awards have historically been provided in the form of additional PRSUs. During 2018, we did not grant any additional PRSUs.

PRSUs

Our PRSUs reinforce our pay for performance philosophy and align with the interests of our shareholders. Because the payout for PRSUs is tied to operational results over a long-term period, these awards create a strong “line of sight” between controllable performance and realizable compensation, reinforce the importance of achieving specific multi-year financial results and mitigate the impact of stock price volatility on the retention power of the overall program. Costs associated with PRSUs are variable and are incurred only to the extent that the underlying performance goals are achieved. PRSUs thereby ensure a financially efficient outcome to our company by tying expense recognition to the achievement of specific financial goals.

When long-term incentive awards include PRSUs, the HR Committee sets targets that align with realistic expected growth rates over the three-year performance period in our operating plan. Similar to annual incentive awards, in general, the HR Committee sets targets so that the relative difficulty of achieving them is consistent from year to year. The HR Committee also reviews past performance against similar targets to assess the effectiveness of targets. Target levels are intended to be challenging, yet realistic and achievable.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 59

The two financial metrics used for PRSU awards granted in 2016 to our named executive officers for the performance period ended December 31, 2018 were adjusted EPS and free cash flow per share.

•

Adjusted EPS – Adjusted EPS is a primary driver of our long-term financial performance by measuring growth in profitability on a per share basis. It is also a measure commonly used by shareholders to measure our success. Adjusted EPS reflects earnings attributable to common shareholders on a per share basis excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain impairment charges, other net finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We also deduct dividends declared on preference shares.

•

Free cash flow per share – Free cash flow per share is a measure of our operating performance because it represents cash available to repay debt, pay common share dividends and fund share repurchases and new acquisitions. We define free cash flow as net cash provided by operating activities, proceeds from disposals of property and equipment and other investing activities, less capital expenditures, dividends paid on our preference shares and dividends paid to non-controlling interests from discontinued operations.

Both measures are calculated using diluted weighted average shares and exclude the impact of share buybacks not included in the operating plan.

The financial performance goals for PRSUs granted in 2016 were weighted 50% each as they were equally important to our long-term objectives:

Financial metric	PRSU percentage weighting
Adjusted EPS performance	50%
Free cash flow per share performance	50%

The number of PRSUs granted to each executive was based on our closing share price on the NYSE on the business day before the grant. PRSUs had a vesting range of 0% to 200% after the end of the performance period, depending on the achievement of the performance goals.

PRSUs also accumulate additional units based on notional equivalents of dividends paid on our common shares. The accumulated dividends are subject to the same performance adjustment as the underlying award when the underlying shares are distributed.

2016-2018 targets for adjusted EPS and free cash flow per share were based on three year averages for each metric and contemplated increases each year for both metrics during the performance period.

PRSUs granted for the 2016-2018 period were earned at 100% of target, reflecting actual performance for 2016 and 2017 (the first two years of the cycle) and a deemed 100% performance for 2018 (the last year of the cycle) due to complexities associated with measuring 2018 performance in light of the F&R transaction, which closed during 2018. The impact of effectively splitting our company in half during 2018 made the initial performance goals set in 2016 no longer measurable on a comparable basis.

As part of the HR Committee’s design principles for PRSU awards, targets and actual results are evaluated on a constant currency basis. In addition, in determining performance, guiding principles for long-term incentive awards contemplate adjustments for:

●	Acquisitions and disposals not in our company’s operating plan and resulting in adjustments greater than a specified amount;

●	One-time charges that were not foreseen in the operating plan and where the related savings are outside of the plan period;

●	The impact of any share repurchases that are in excess of buyback amounts reflected in the original operating plan;

●

Extraordinary events which are outside of management’s control to the extent that the actual impact differs from original plan assumptions (i.e., the regulatory/tax environment and significant one-time transactions);

●	Changes in accounting practices to make figures comparable to the original operating plan; and

●	Tax expense on adjusted earnings and cash tax differences in excess of 5% of targets (positive or negative).

In addition, as PRSU terms do not expressly account for abnormally high currency volatility, the HR Committee uses a constant currency methodology for all PRSU grants. Using this methodology, performance is measured at actual foreign currency rates

Page 60    Management Proxy Circular and Notice of Annual Meeting of Shareholders

within a specified performance range to hold management accountable for managing volatility. Constant currency rates are utilized outside of this range when high volatility is outside of management control. We believe this methodology best drives management performance.

As a result of the significant changes related to the F&R transaction and to increase retention, PRSUs were not included in long-term incentive awards granted in 2018. As discussed in this compensation discussion and analysis, PRSUs (weighed 50%) were added back as a performance component of long-term incentive awards granted in 2019.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 61

2018 Named Executive Officer Compensation and Key Accomplishments

The following section provides information about each individual named executive officer’s 2018 performance and compensation. The tables in this section help show how we pay for performance. In the tables below, long-term incentive award performance is reflected at target since these awards will vest in the future.

James C. Smith

President and Chief Executive Officer

Jim Smith has been President & Chief Executive Officer since January 2012. Mr. Smith was Chief Operating Officer of Thomson Reuters from September 2011 to December 2011 and Chief Executive Officer of Thomson Reuters Professional division from April 2008 to September 2011. Prior to the acquisition of Reuters Group PLC (Reuters) by The Thomson Corporation (Thomson) in April 2008, he served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning’s Academic and Reference Group. Mr. Smith joined the Thomson Newspaper Group in 1987. He held several staff and operating positions, culminating in his role as head of operations for Thomson Newspapers in the U.S. With the sale of the Thomson Newspaper Group in 2000, he joined Thomson in 2001 as Executive Vice President. He began his career as a journalist and held several editorial and general management positions prior to joining Thomson.

2018 performance

2018 was an immensely challenging and invigorating year for Thomson Reuters under Mr. Smith’s leadership. Mr. Smith was on medical leave for part of the year and returned to the office after making a full recovery.

In 2018, Thomson Reuters successfully closed the F&R transaction and launched the new Refinitiv partnership smoothly. We built a new customer-centric model and started to execute on a new growth strategy which reframes our opportunity around evolving customer needs and their growing shift from content to software.

Under Mr. Smith’s leadership, we met the financial guidance that we provided to shareholders and other stakeholders, achieving approximately 3% organic revenue growth – our company’s best growth since 2008. Our Legal Professionals, Corporates and Tax Professionals segments, which collectively represented 80% of total 2018 revenues, grew 4% organically for the full year. Reuters News also grew its full-year revenues driven by its new commercial relationship with Refinitiv.

Near the end of the year, Mr. Smith and his executive leadership team successfully relaunched the new Thomson Reuters at our Investor Day in Toronto.

With a solid close to an eventful year, Thomson Reuters entered 2019 well positioned to build on its 2018 performance.

2018 compensation

	Target Total Direct Compensation (2017)		Target Total Direct Compensation (2018)		Fixed	Variable
	$	% of base salary	$	% of base salary
Base salary	$1,600,000	–	$1,600,000	–	12%	–
Annual incentive award	$3,200,000	200%	$3,200,000	200%	–	23%
Long-term incentive awards	$8,800,000	550%	$8,800,000	550%	–	65%
Total	$13,600,000	–	$13,600,000	–	12%	88%

Base salary: Mr. Smith’s base salary was unchanged in 2018.

Annual incentive award: Mr. Smith was granted a 2018 annual incentive award based 80% on our company’s performance (excluding the F&R business) and 20% based on F&R business performance. This award had a payout of approximately 129% of target based on financial performance. Mr. Smith’s award was not eligible for an individual performance factor adjustment.

Long-term incentive awards: Mr. Smith’s 2018 award grant (based on 2017 performance) had a grant date value of $8,800,000, split between 50% TRSUs and 50% stock options. TRSUs granted in 2018 will fully vest in March 2021, and stock options granted in 2018 will vest 25% each year over a four-year period. Mr. Smith’s 2019 award grant (based on 2018 performance) also had a grant date value of $8,800,000, split between 50% PRSUs, 25% TRSUs and 25% stock options. PRSUs and TRSUs granted in 2019 will fully vest in March 2022, and stock options granted in 2019 will vest 25% each year over a four-year period.

Page 62    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Stephane Bello

Executive Vice President and Chief Financial Officer

Mr. Bello has been Executive Vice President & Chief Financial Officer since January 2012. Mr. Bello was Chief Financial Officer of Thomson Reuters Professional division from April 2008 to December 2011. Mr. Bello joined Thomson in 2001 and was Senior Vice President and Treasurer until April 2008. Prior to joining Thomson, Mr. Bello held several positions at General Motors.

2018 performance

Under Mr. Bello’s leadership, 2018 was the seventh consecutive year that our company met or exceeded each of the performance metrics in our external financial outlook.

Mr. Bello oversaw the return of $10 billion of F&R transaction proceeds to shareholders through a $6.5 billion substantial issuer bid, a $2.3 billion return of capital transaction and $1.2 billion of share repurchases. An additional $900 million was returned to shareholders through dividends.

Mr. Bello also guided the repayment of $4 billion of outstanding debt using F&R transaction proceeds, strengthening our company’s capital structure. Following this repayment, the maturity dates for our term debt are well balanced with no significant concentration in any one year. As of year-end 2018, our company remained well below our target leverage ratio of net debt to adjusted EBITDA of 2.5:1.

During Mr. Smith’s medical leave early in 2018, Mr. Bello oversaw Mr. Smith’s responsibilities alongside his own.

2018 compensation

	Target Total Direct Compensation (2017)		Target Total Direct Compensation (2018)		Fixed	Variable
	$	% of base salary	$	% of base salary
Base salary	$1,000,000	–	$1,000,000	–	24%	–
Annual incentive award	$1,250,000	125%	$1,250,000	125%	–	29%
Long-term incentive awards	$2,000,000	200%	$2,000,000	200%	–	47%
Total	$4,250,000	–	$4,250,000	–	24%	76%

Base salary: Mr. Bello’s base salary was unchanged in 2018.

Annual incentive award: Mr. Bello was granted a 2018 annual incentive award based 80% on our company’s performance (excluding the F&R business) and 20% based on F&R business performance. This award had a payout of approximately 129% of target based on financial performance. Based on his 2018 individual performance against strategic objectives, the HR Committee increased Mr. Bello’s payout by 5% to approximately 136% of target.

Long-term incentive awards: Mr. Bello’s 2018 award grant (based on 2017 performance) had a grant date value of $2,000,000, split between 50% TRSUs and 50% stock options. TRSUs granted in 2018 will fully vest in March 2021, and stock options granted in 2018 will vest 25% each year over a four-year period. Mr. Bello’s 2019 award grant (based on 2018 performance) also had a grant date value of $2,000,000, split between 50% PRSUs, 25% TRSUs and 25% stock options. PRSUs and TRSUs granted in 2019 will fully vest in March 2022, and stock options granted in 2019 will vest 25% each year over a four-year period.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 63

Brian Peccarelli

Executive Vice President and Chief Operating Officer, Customer Markets

Mr. Peccarelli has been Chief Operating Officer, Customer Markets and also has led the Legal Professionals segment since June 2018. Prior to June 2018, Mr. Peccarelli was President of the Tax & Accounting business for seven years. Prior to February 2011, Mr. Peccarelli was President of Workflow & Service Solutions within the Tax & Accounting business for seven years. Mr. Peccarelli joined Thomson in 1984 and has held a number of other key leadership positions within the organization, including Vice President of the Corporate Services Market and General Manager for RIA Compliance. He is also a certified public accountant and a lawyer.

2018 performance

Mr. Peccarelli’s primary focus since his appointment as Chief Operating Officer, Customer Markets, has been on accelerating growth for Thomson Reuters – primarily organically, but also through acquisitions. Mr. Peccarelli was instrumental in the creation of our new customer-focused organizational structure, which is intended to drive growth and allow us to better serve our company’s 460,000+ customers (compared to our previous product-centric structure). Through Mr. Peccarelli’s leadership, our new customer segments are now better aligned around the customer, allowing us to concentrate more on customer experience and offer full value propositions to address the needs of each customer. Mr. Peccarelli is driving initiatives for our company to cross sell more to existing customers, while also attracting and acquiring new customers that are looking for comprehensive solutions. Mr. Peccarelli is also overseeing initiatives for our businesses to provide more software and solutions to our customers.

Mr. Peccarelli also has led our largest customer segment (Legal Professionals) since mid-2018. In 2018, Legal Professionals delivered 4% revenue growth and improved adjusted EBITDA as a result of revenue growth.

2018 compensation

Mr. Peccarelli’s target total direct compensation in the table below reflects annualized values based on his compensation following his promotion to co-Chief Operating Officer during 2018.

	Target Total Direct Compensation (2017)		Target Total Direct Compensation (2018)		Fixed	Variable
	$	% of base salary	$	% of base salary
Base salary	$630,000	–	$750,000	–	27%	–
Annual incentive award	$787,500	125%	$937,500	125%	–	33%
Long-term incentive awards	$630,000	100%	$1,125,000	150%	–	40%
Total	$2,047,500	–	$2,812,500	–	27%	73%

Base salary: Mr. Peccarelli’s base salary was increased in 2018 in connection with his promotion to co-Chief Operating Officer.

Annual incentive award: Mr. Peccarelli was granted a 2018 annual incentive award based 100% on our company’s performance (excluding the F&R business). This award had a payout of approximately 134% of target based on financial performance. Based on his 2018 individual performance against strategic objectives, the HR Committee increased Mr. Peccarelli’s payout by 5% to approximately 141% of target.

Long-term incentive awards: Mr. Peccarelli’s target long-term incentive award was increased from 100% to 150% of his base salary in connection with his promotion. Mr. Peccarelli’s 2018 award grant (based on 2017 performance) had a grant date value of $1,125,000, split between 50% TRSUs and 50% stock options. TRSUs granted in 2018 will fully vest in March 2021, and stock options granted in 2018 will vest 25% each year over a four-year period. Mr. Peccarelli’s 2019 award grant (based on 2018 performance) also had a grant date value of $1,125,000, split between 50% PRSUs, 25% TRSUs and 25% stock options. PRSUs and TRSUs granted in 2019 will fully vest in March 2022, and stock options granted in 2019 will vest 25% each year over a four-year period.

Special award: In 2018, we granted Mr. Peccarelli 100,000 TRSUs in connection with his promotion. As these TRSUs are not part of Mr. Peccarelli’s regular annual compensation, they are not reflected in the table above. Mr. Peccarelli’s special award of TRSUs vests on the fifth anniversary of the grant date in June 2023.

Page 64    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Neil Masterson

Executive Vice President and Chief Operating Officer, Operations & Enablement

Mr. Masterson has been Chief Operating Officer, Operations & Enablement since June 2018. Prior to June 2018, Mr. Masterson was Executive Vice President & Chief Transformation Officer for five years and also led the former Enterprise Technology & Operations organization for two years. Mr. Masterson joined Thomson in 2002 and has held a number of key leadership positions within the organization, including Managing Director of the Investor segment of F&R and Vice President, Treasury and Corporate Planning for Thomson Reuters. Prior to joining Thomson, Mr. Masterson spent two years at Reuters as Senior Vice President of Business Development.

2018 performance

In 2018, Mr. Masterson led our Operations & Enablement group, which unified more than 10 core functions (such as our technology functions, operations centers, content, security, sales effectiveness, real estate and sourcing) into a single enterprise team. Operations & Enablement comprises approximately 1/3 of Thomson Reuters’ employees and operating expenses and 100% of its capital investment.

Under Mr. Masterson’s leadership, Operations & Enablement helped complete the F&R transaction, supported the remaining Thomson Reuters business in connection with its restructuring into new customer-focused segments, and executed the company’s growth strategy. As part of the F&R transaction, Mr. Masterson’s group helped divide technology, real estate and supplier relationships between Thomson Reuters and Refinitiv and the team negotiated, and now manages, a series of post-closing transition services agreements between the two organizations. Mr. Masterson’s team helped support the launch of new and innovative products such as Westlaw Edge. Operations & Enablement also continued to drive our company’s efforts to invest in our digital platforms and propositions to provide a more robust and seamless end-to-end digital customer experience.

2018 compensation

Mr. Masterson’s target total direct compensation in the table below reflects annualized values based on his compensation following his promotion to co-Chief Operating Officer during 2018.

	Target Total Direct Compensation (2017)		Target Total Direct Compensation (2018)		Fixed	Variable
	$	% of base salary	$	% of base salary
Base salary	$625,000	–	$750,000	–	27%	–
Annual incentive award	$781,250	125%	$937,500	125%	–	33%
Long-term incentive awards	$625,000	100%	$1,125,000	150%	–	40%
Total	$2,031,250	–	$2,812,500	–	27%	73%

Base salary: Mr. Masterson’s base salary was increased in 2018 in connection with his promotion to co-Chief Operating Officer.

Annual incentive award: Mr. Masterson was granted a 2018 annual incentive award based 80% on our company’s performance (excluding the F&R business) and 20% based on F&R business performance. This award had a payout of approximately 129% of target based on financial performance. Based on his 2018 individual performance against strategic objectives, the HR Committee increased Mr. Masterson’s payout by 5% to approximately 136% of target.

Long-term incentive awards: Mr. Masterson’s target long-term incentive award was increased from 100% to 150% of his base salary in connection with his promotion. Mr. Masterson’s 2018 award grant (based on 2017 performance) had a grant date value of $1,125,000, split between 50% TRSUs and 50% stock options. TRSUs granted in 2018 will fully vest in March 2021, and stock options granted in 2018 will vest 25% each year over a four-year period. Mr. Masterson’s 2019 award grant (based on 2018 performance) also had a grant date value of $1,125,000, split between 50% PRSUs, 25% TRSUs and 25% stock options. PRSUs and TRSUs granted in 2019 will fully vest in March 2022, and stock options granted in 2019 will vest 25% each year over a four-year period.

Special award: In 2018, we granted Mr. Masterson 100,000 TRSUs in connection with his promotion. As these TRSUs are not part of Mr. Masterson’s regular annual compensation, they are not reflected in the table above. Mr. Masterson’s special award of TRSUs vests on the fifth anniversary of the grant date in June 2023.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 65

Michael Friedenberg

President, Reuters News

Mr. Friedenberg has been President, Reuters News since December 2018. Previously, Mr. Friedenberg served as global Chief Executive Officer of IDG Communications, a media, data and services firm from November 2013 to October 2017. Before that, Mr. Friedenberg held senior executive positions with IDG Communications US and IDG Enterprise from November 2009 to November 2013. Mr. Friedenberg also held senior executive positions from CXO Media and CXO Media & Network World from June 2005 to November 2009.

2018 performance

Mr. Friedenberg joined our company near the end of 2018. Mr. Friedenberg brings experience and a record of success in both business-to-business and business-to-consumer news. Mr. Friedenberg also brings an understanding of the challenges facing our media customers and his arrival strengthened Reuters News’ ability to further monetize trusted and critical news for our customers. Mr. Friedenberg’s hiring allowed Stephen Adler (who was acting both as President and Editor-in-Chief of Reuters News) to focus more fully on editorial responsibilities.

2018 compensation

The table below reflects annualized values and not actual amounts earned by Mr. Friedenberg. As noted below, Mr. Friedenberg’s actual base salary and annual incentive award earned were pro-rated amounts based on the time that he worked at our company in 2018 and he did not receive a long-term incentive award in 2018.

	Target Total Direct Compensation (2017)		Target Annualized Total Direct Compensation (2018)		Fixed	Variable
	$	% of base salary	$	% of base salary
Base salary	–	–	$750,000	–	27%	–
Annual incentive award	–	–	$937,500	125%	–	33%
Long-term incentive awards	–	–	$1,125,000	150%	–	40%
Total	–	–	$2,812,500	–	27%	73%

Base salary: Mr. Friedenberg joined our company with a base salary of $750,000 and he received a pro-rated amount during the time that he worked at Thomson Reuters in 2018.

Annual incentive award: Mr. Friedenberg was granted a 2018 annual incentive award based on his pro-rated salary for 2018 and our company’s performance. Mr. Friedenberg’s award had a payout of approximately 134% of target based on financial performance. No additional adjustment was made based on individual performance against strategic objectives.

Long-term incentive awards: Mr. Friedenberg did not receive a 2018 long-term incentive award. Mr. Friedenberg’s 2019 award grant had a grant date value of $1,125,000, split between 50% PRSUs, 25% TRSUs and 25% stock options. PRSUs and TRSUs granted in 2019 will fully vest in March 2022, and stock options granted in 2019 will vest 25% each year over a four-year period.

Special awards: In 2018, we granted Mr. Friedenberg 99,030 TRSUs when he joined our company. As these TRSUs are not part of Mr. Friedenberg’s regular annual compensation, they are not reflected in the table above. Mr. Friedenberg’s TRSUs ratably vest over three years on each anniversary of the grant date. We also provided Mr. Friedenberg with a $500,000 cash sign-on bonus, which would be forfeited and repaid if he were to leave the company or be terminated for cause within his first 12 months.

Page 66    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Retirement and Other Benefits

Our retirement and other benefits are designed to provide a competitive level of post-retirement income and strong incentive for executives to remain with Thomson Reuters throughout their careers. Some of our longer service executives, including Messrs. Smith and Bello, have a supplemental executive retirement plan (SERP) which provides a vested pension benefit as a percentage of final salary based on meeting service and age criteria. We no longer offer SERPs to new executives. For more information about retirement and other pension benefits provided to each named executive officer, please see the “Pension and Other Retirement Benefits” subsection of the “Executive Compensation” section of this circular.

Perquisites and Other Personal Benefits

The HR Committee periodically reviews the perquisites and other personal benefits provided to our executive officers. Over the past few years, we have reduced and eliminated various perquisites and other personal benefits provided to our named executive officers (and other members of senior management) in order to simplify our compensation program, better align with emerging trends and focus on performance-based variable incentives. Only those perquisites which the HR Committee believes provide a significant benefit to our company on a cost-effective basis have been retained.

For our named executive officers, perquisites provided in 2018 consisted of:

•

Executive physicals – this benefit can be provided by our company on a coordinated basis at a reasonable price to our organization and reduces the risk that we will lose an executive to an unforeseen medical or health issue, while minimizing the amount of time an executive needs to spend away from the office.

•	Use of company automobiles – this benefit is available to Mr. Smith, who is entitled to use a car and driver which allows him to devote additional time to Thomson Reuters business.

•

Tax and financial planning assistance – this benefit allows our named executive officers to utilize the services of a limited number of professional advisors who are familiar with our compensation structure and benefit programs. Thomson Reuters benefits from being able to minimize the number of advisors with which it works.

We offer a package of expatriate benefits to all employees on a company-initiated long-term assignment to a foreign location. These benefits are typically provided in our industry when companies ask their executives to work outside of their home country. Standard benefits for our executives include a housing allowance (if home sale assistance is not provided), a cost of living allowance for relocations between certain countries, health and welfare benefits, shipping and storage costs, tax equalization, tax preparation services and an annual home leave. Messrs. Smith, Bello and Masterson are currently on expatriate assignments.

In connection with their relocations to Toronto in April 2017, our company entered into international assignment agreements with Messrs. Smith and Bello. Messrs. Smith and Bello are not being provided with housing allowances, nor are they being provided cost of living allowances. We agreed to provide Messrs. Smith and Bello with home sale assistance in connection with their relocations, as discussed in note 6 to the Summary Compensation Table. If Mr. Smith or Mr. Bello voluntarily resigns from our company before May 1, 2019, they will have certain repayment obligations to our company related to expatriate-related payments, allowances and reimbursements received in connection with their assignment.

Mr. Masterson has been on an expatriate assignment in Switzerland since the beginning of 2016. We provide Mr. Masterson with a housing allowance (as home sale assistance was not provided to him), a cost of living allowance and a car allowance. If Mr. Masterson were to voluntarily resign from our company before the end of his assignment, he would forego the right to repatriation benefits.

Insurance Policies

Our company provides life insurance to certain employees. Our U.S. employees are provided with group life insurance in the amount of their annual salary up to a maximum of $400,000. Employees may increase this coverage at their expense. Messrs. Smith, Bello, Peccarelli, Masterson and Friedenberg are eligible for this benefit.

Termination Benefits

Each of our named executive officers may be eligible to receive certain payments and benefits if their employment is terminated under certain circumstances. Additional information is provided in the “Termination Benefits” subsection of this circular. The HR Committee believes that potential termination benefits enhance our ability to attract and retain our executive officers. These benefits do not enhance an executive’s income while employed at our company and are independent of direct compensation decisions made annually.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 67

Equity Grant Policy

We have an equity grant policy which sets forth approval requirements for annual and off-cycle awards. The following describes our current policy.

Annual grants of long-term incentive awards are typically approved at the board’s meeting in March of each year. In certain years, grants have occurred later in the year. Annual awards in 2018 were granted in June as a result of the F&R transaction.

Under the equity grant policy, the CEO is authorized to approve certain off-cycle awards, depending on the size of the grant and the identity of the particular grantee. Awards that exceed the CEO’s approval authority are submitted to the HR Committee. In addition, under the policy, unless we are in a designated closed period or are in possession of material nonpublic information, off-cycle awards are granted on the 10th day of each month.

New hire awards are made on the 10th day of the month following the month in which the grantee commenced employment with Thomson Reuters.

Promotion-related awards are made on the 10th day of the month following the month in which the grantee’s promotion was made effective by Thomson Reuters. If we are in a designated closed period or otherwise are in possession of material nonpublic information on the date that a grant would typically be made, then the grant is not made until the 10th day of the month following the month when the closed period ended, or when we are no longer in possession of material nonpublic information.

If the 10th day of the month is not a business day, then the applicable award is made on the next business day that follows the 10th.

Insider Trading Policy/Pledging and Hedging Restrictions

Our directors and executive officers are required to obtain pre-clearance prior to trading in Thomson Reuters securities. Directors and executive officers may only trade in securities of our company during designated open periods when they do not possess material nonpublic information. Our open periods begin on the business day after we release quarterly or annual earnings and end on the last business day of the quarter or year. Directors and executive officers report their transactions in our securities through the System for Electronic Disclosure by Insiders (SEDI) in Canada, which can be accessed at www.sedi.ca. Our directors and executive officers are exempt from reporting their transactions with the U.S. Securities and Exchange Commission (SEC) as our company is a foreign private issuer for SEC purposes.

Our directors and executive officers are prohibited from pledging Thomson Reuters securities or holding them in margin accounts.

Our directors, officers and employees are restricted from purchasing financial instruments or otherwise engaging in transactions that are designed to, or have the effect of, hedging or offsetting any decrease in the market value of Thomson Reuters securities. Prohibited transactions of this type including, but not are limited to, trading in puts and calls in Thomson Reuters securities, short sales of Thomson Reuters securities and other types of hedging transactions, such as prepaid variable forward sale contracts, equity swaps and collars.

Page 68    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Performance Graphs

The following graphs compare our cumulative total shareholder return, assuming reinvestment of dividends, of C$100 and US$100 invested in our common shares for the periods presented. Our common shares are listed on the New York Stock Exchange (NYSE) in U.S. dollars and on the Toronto Stock Exchange (TSX) in Canadian dollars under the symbol “TRI”.

Cumulative Value of a C$100 Investment

A significant portion of our revenues is generated in U.S. dollars and our financial statements are expressed in U.S. dollars. As such, the appreciation of the U.S. dollar relative to the Canadian dollar can have a favorable effect on the value of our Canadian dollar-denominated common shares. Our common shares are included in the S&P/TSX Composite Index.

Cumulative Value of a US$100 Investment

In the performance graphs above, the total shareholder return on our Canadian and U.S. dollar-denominated shares for the period ended December 31, 2018 reflects shareholder participation in our company’s November 2018 return of capital transaction and treats the US$4.45 per share cash distribution as a dividend reinvested in additional shares. The return of capital transaction (approximately US$2.3 billion in the aggregate) also included a consolidation of our outstanding common shares (or reverse stock split) at a ratio of 1 pre-consolidated share for 0.9079 post-consolidated shares. The share consolidation was proportional to the cash distribution.

Certain taxable non-Canadian resident shareholders (which included taxable U.S. resident shareholders and others) were able to opt out of the return of capital transaction. Eligible shareholders who opted out of the transaction did not receive the cash distribution and continued to hold the same number of shares that they held prior to the effective time of the transaction. The total shareholder return on our U.S. dollar-denominated shares for a shareholder that opted out of the return of capital transaction (i.e., not including the US$4.45 per share cash distribution as a reinvested dividend) for the period ended December 31, 2018 is US$151. The slight difference between the two calculations of total shareholder return was due to changes in our share price between the time we announced the share consolidation ratio and when the return of capital transaction closed.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 69

Historic Named Executive Officer Compensation

Over the past five years (from January 1, 2014 to December 31, 2018), the total shareholder return of our U.S. and Canadian-dollar denominated common shares was approximately 50% and 93%, respectively. During this same period, the total shareholder return for our U.S. dollar-denominated shares was equivalent to the S&P 500 composite index but and the total return for our Canadian dollar-denominated shares was well above the S&P/TSX 60 composite index, primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar in recent years.

We believe that the five-year trend set forth below reflects thoughtful and balanced compensation decision-making related to our CEO and our named executive officers.

2019 Key Compensation Decisions

The HR Committee recently made a number of 2019 compensation decisions:

●

After an evaluation of current market positioning of their compensation, none of our named executive officers received a base salary increase for 2019. In addition, our named executive officers were granted 2019 annual and long-term incentive awards with target payouts reflected at the same percentages of base salary as their 2018 awards.

●

2019 annual incentive awards for our named executive officers were weighted 1/3 each on organic revenue growth, book of business and adjusted EBITDA less capital expenditures performance. The only change to these metrics from 2018 annual incentive awards is that total revenue growth (which includes growth from acquisitions) was replaced with total organic revenue growth. All metrics are based on Thomson Reuters consolidated performance, which the HR Committee believes promotes teamwork and enables more enterprise collaboration. Similar to 2018 annual incentive awards described in this circular, the HR Committee also agreed to include an individual performance modifier that would allow the HR Committee to modify awards up or down by 15% (except for the CEO’s award).

●

2019 long-term incentive awards for our named executive officers were split between 50% PRSUs, 25% TRSUs and 25% stock options. PRSUs granted for the 2019-2021 performance period are weighted 50% each on average organic revenue growth and average free cash flow per share performance. Organic revenue growth replaced adjusted EPS as a PRSU performance metric included in past long-term incentive awards. The HR Committee believes that organic revenue growth over a multi-year period complements the same metric as reflected in 2019 annual incentive awards and aligns to the company’s strategic priorities. The HR Committee also believes that including a component of TRSUs in long-term awards balances the award mix and supports retention, while still promoting a performance culture in the organization.

Page 70    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Executive Compensation

Summary Compensation Table

The table below shows the compensation earned in the last three years by our named executive officers. Total compensation as reflected in the table below includes various items based on grant date fair value of awards as well as accounting and actuarial assumptions, which are not necessarily indicative of compensation realizable by our named executive officers.

					Non-equity incentive plan compensation ($)	Pension value ($)[5]	All other compensation ($)[6]	Total compensation ($)

Name and principal position	Year	Salary ($)[1]	Share- based awards ($)[2]	Option- based awards ($)[3]	Annual incentive plans[4]
James C. Smith President and Chief Executive Officer	2018	1,600,000	4,400,015	4,400,003	4,139,520	(92,000)	37,571	14,485,109
	2017	1,600,000	4,400,004	4,400,001	2,996,800	(57,000)	1,095,178	14,434,983
	2016	1,591,530	4,400,032	4,400,001	2,651,489	337,000	32,039	13,412,091
Stephane Bello Executive Vice President and Chief Financial Officer	2018	1,000,000	1,000,005	1,000,001	1,697,850	167,000	38,612	4,903,468
	2017	1,000,000	1,000,014	1,000,002	1,170,625	180,000	589,202	4,939,843
	2016	990,820	2,500,071	1,000,001	1,031,691	474,000	39,698	6,036,281
Brian Peccarelli Executive Vice President and Chief Operating Officer, Customer Markets	2018	700,356	4,511,535	562,502	1,236,256	43,000	31,979	7,085,628
	2017	630,000	315,008	315,002	919,958	38,000	31,154	2,249,122
	2016	625,525	306,007	306,002	615,751	35,000	30,392	1,918,677
Neil Masterson Executive Vice President and Chief Operating Officer, Operations & Enablement	2018	698,288	4,511,535	562,502	1,185,588	35,000	41,146	7,034,059
	2017	625,000	312,512	312,503	768,223	31,000	30,285	2,079,523
	2016	625,000	2,144,027	312,503	748,398	28,000	30,895	3,888,823
Michael Friedenberg President, Reuters News	2018	59,589	5,000,025	–	100,177	–	500,569	5,660,360
	2017	–	–	–	–	–	–	–
	2016	–	–	–	–	–	–	–

1	Annual base salaries for Messrs. Peccarelli and Masterson were increased to $750,000 during 2018 in connection with their promotions to co-Chief Operating Officer. Their respective 2018 base salary information in this table reflects the combined amounts earned under their previous and current base salaries. Mr. Friedenberg has an annual base salary of $750,000. 2018 base salary information for Mr. Friedenberg in this table reflects amounts earned from his start date at our company (December 3, 2018) through year-end.

2	Share-based awards reflect the grant date fair value of RSUs granted as long-term incentive awards in 2018, 2017 and 2016 for the three year periods that end on December 31, 2020, 2019 and 2018, respectively. In addition, these amounts include RSUs that were granted to some of our named executive officers as special awards (which are not part of typical annual compensation), as described in the “Compensation Discussion and Analysis” section of this circular. The grant date fair value of all 2018, 2017 and 2016 awards were based on the closing price of our common shares on the NYSE on the date prior to the grant date. Additional information about our long-term incentive awards and special RSU grants is provided in the “Compensation Discussion and Analysis” section of this circular.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 71

The following table sets forth the grant date fair value of each named executive officer’s annual long-term incentive award and special awards received in 2018.

Name	Annual award ($)	Special award ($)	Total ($)
James C. Smith	$4,400,015	–	$4,400,015
Stephane Bello	$1,000,005	–	$1,000,005
Brian Peccarelli	$562,535	$3,949,000	$4,511,535
Neil Masterson	$562,535	$3,949,000	$4,511,535
Michael Friedenberg	–	$5,000,025	$5,000,025

3	For options granted in 2018, 2017 and 2016, we calculated the grant date fair value based on the closing common share price on the date prior to the grant date and used a Black-Scholes valuation of this share price. The grant date fair value of stock options granted in 2018, 2017 and 2016 was the same as the accounting fair value of those stock options. Additional information is provided in note 26 of our 2018 annual consolidated financial statements, which are included in our 2018 annual report. The following table provides additional information about options granted to named executive officers in the last three years.

Grant Date	Grant Date Fair Value (per option)	Applicable Share Price	Black- Scholes Valuation	Accounting Fair Value (per option)	Difference Between Grant Date Fair Value and Accounting Fair Value (per option)
June 6, 2018	$4.13	$39.49	10.46%	$4.13	–
March 1, 2017	$3.73	$42.30	8.82%	$3.73	–
March 3, 2016	$3.44	$36.63	9.39%	$3.44	–

The number of stock options granted to each named executive officer that were outstanding as of December 31, 2018 is set forth in the “Incentive Plan Awards” subsection that follows later in this circular.

4	Annual cash incentive payouts are with respect to performance during 2018, 2017 and 2016. Payouts were made in the first quarter of 2019, 2018 and 2017, respectively, following certification of the achievement of applicable performance goals. Mr. Friedenberg’s 2018 annual cash incentive payout reflects the pro-rated amount that he earned in December 2018. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

5	Pension value represents the compensatory portion of the change in the accrued pension obligation. Additional information is provided in the “Pension and Other Retirement Benefits” section of this circular.

6	We provided Messrs. Smith and Bello with home sale assistance in connection with their relocations to Toronto in 2017. Messrs. Smith and Bello were unable to sell their homes in the United States after making reasonable efforts and they subsequently sold their homes to a third party relocation firm engaged by our company based on an independently appraised value. We also provided Messrs. Smith and Bello with home purchase assistance for applicable closing costs, commissions and related taxes in connection with each of them purchasing a residence in the Toronto area. The amounts reflected in this column for 2017 for these one-time benefits are $1,044,962 for Mr. Smith and $549,421 for Mr. Bello and include associated gross-ups. These amounts for Messrs. Smith and Bello include the difference between the relocation firm’s purchase price and the amount received from the subsequent sale of their homes at a loss, net of all applicable costs and expenses.

All other compensation for 2018 for our named executive officers also includes the following perquisites:

●	For Mr. Smith, tax and financial planning advice of $20,605;
●	For Mr. Bello, executive physicals of $10,133 and tax and financial planning advice of $17,605;
●	For Mr. Peccarelli, tax and financial planning advice of $21,105; and
●	For Mr. Masterson, tax and financial planning advice of $26,335.

Mr. Friedenberg’s amount includes a special cash sign-on bonus of $500,000 in connection with joining our company in December 2018.

All other compensation for 2016 for Messrs. Smith and Bello also includes company matching contributions under the U.S. employees’ 401(k) retirement savings plan. Additional information is provided in the “Pension and other Retirement Benefits” section of this circular.

The value of DSU and RSU dividend equivalents credited or paid to named executive officers is not included within “All other compensation” as the right to receive dividends has been factored into the reported grant date fair value of the awards.

Mr. Smith does not receive additional compensation for serving on our board of directors.

Page 72    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth certain information regarding outstanding stock option and RSU awards granted to our named executive officers as of December 31, 2018. The value of unexercised in-the-money options is based on the difference between the closing price of our common shares on the NYSE on December 31, 2018 and the exercise price of the applicable option. The market or payout value of share-based awards that have not vested is based on the total of TRSUs and the target amount of PRSUs granted for long-term incentive awards, using the closing price of our common shares on the NYSE on December 31, 2018. PRSU awards may or may not pay out, depending on our company’s performance against targets. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

	Option-Based Awards				Share-Based Awards

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested($)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed($)
James C. Smith	130,900	$38.98	3/2/2021	$1,221,297	353,822	$17,093,141	–
	838,000	$39.50	3/4/2025	$7,382,780
	1,279,070	$36.63	3/3/2026	$14,939,538
	1,179,625	$42.30	3/1/2027	$7,089,546
	1,065,376	$39.49	6/6/2028	$9,396,616
Stephane Bello	36,380	$38.98	3/2/2021	$339,425	125,057	$6,041,504	–
	47,538	$34.15	3/5/2024	$673,138
	266,720	$39.50	3/4/2025	$2,349,803
	218,024	$36.63	3/3/2026	$2,546,520
	268,097	$42.30	3/1/2027	$1,611,263
	242,131	$39.49	6/6/2028	$2,135,595
Brian Peccarelli	21,628	$39.50	3/4/2025	$190,543	167,927	$8,112,553	–
	88,954	$36.63	3/3/2026	$1,038,983
	84,451	$42.30	3/1/2027	$507,551
	136,199	$39.49	6/6/2028	$1,201,275
Neil Masterson	21,178	$34.15	3/5/2024	$299,880	210,883	$10,187,758	–
	72,090	$39.50	3/4/2025	$635,113
	90,844	$36.63	3/3/2026	$1,061,058
	83,781	$42.30	3/1/2027	$503,524
	136,199	$39.49	6/6/2028	$1,201,275
Michael Friedenberg	–	–	–	–	99,030	$4,784,139	–

The closing price of our common shares on December 31, 2018 on the NYSE was $48.31. During 2018, the high and low closing prices for our common shares on the NYSE were $51.38 and $37.64, respectively.

Restricted Share Units – Aggregate Number and Value

The following table sets forth the aggregate number and the value of RSUs held by our named executive officers as of December 31, 2018, based on the closing price of our common shares on the NYSE on that day. RSU amounts below include additional units received from notional dividend equivalents. In 2018, we granted the following additional units from notional dividend equivalents to our named executive officers: Mr. Smith – 9,103; Mr. Bello – 3,969; Mr. Peccarelli – 3,587; Mr. Masterson –

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 73

4,614; and Mr. Friedenberg – 0. Those additional units do not vest until the underlying RSUs vest. For additional information about our RSUs, please see the “Compensation Discussion and Analysis” section of this circular.

Name	TRSUs (#)	PRSUs (#)*	Total RSUs(#)*	Value ($)*
James C. Smith	113,045	240,777	353,822	$17,093,141
Stephane Bello	25,692	99,365	125,057	$6,041,504
Brian Peccarelli	150,958	16,969	167,927	$8,112,553
Neil Masterson	139,275	71,608	210,883	$10,187,758
Michael Friedenberg	99,030	–	99,030	$4,784,139

* Assumes vesting of PRSUs at the target amount (100%).

Incentive Plan Awards – Value Vested or Earned in 2018

The following table sets forth information regarding incentive plan awards that vested or were earned in 2018. The dollar value of share-based awards (PRSUs and TRSUs) reflects the number of units vested multiplied by the closing price of our common shares on the NYSE on the vesting date. Non-equity incentive plan compensation reflects the value of annual cash incentive awards earned for 2018. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
James C. Smith	1,631,649	4,722,558	4,139,520
Stephane Bello	450,802	3,851,360	1,697,850
Brian Peccarelli	134,307	1,896,676	1,236,256
Neil Masterson	132,062	406,303	1,185,588
Michael Friedenberg	–	–	100,177

Equity Compensation Plan Information

The following table provides information as of December 31, 2018 regarding our common shares that may be issued under our stock incentive plan. In November 2018, we completed a return of capital transaction that included a consolidation of our outstanding common shares (or reverse stock split) at a ratio of 1 pre-consolidated share for 0.9079 post-consolidated shares. We subsequently consolidated the number of shares issuable under our stock incentive plan and other plans by the applicable ratio. For more information about our stock incentive plan and other plans under which we may issue common shares, please see the “Description of Equity Compensation and Other Plans” section below and Appendix A to this circular.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:
Stock options	8,459,177	$39.11		–
TRSUs	2,356,747	N/A	[1]	–
PRSUs	1,575,759	N/A	[1]	–
Total	12,391,683	–		14,201,797
Equity compensation plans not approved by security holders	–	–		–
Total	12,391,683	–		14,201,797

1	Unlike stock options, RSUs do not have an applicable exercise price.

Page 74    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Description of Equity Compensation and Other Plans

We are authorized to issue common shares under the following plans:

•	Stock incentive plan;

•	Deferred compensation plan; and

•	Employee stock purchase plans.

In 2017, our shareholders approved adding 22 million shares to the stock incentive plan.

We also maintain a share plan for our non-employee directors but any shares needed to satisfy our obligations under those plans are purchased in the open market, so there is no dilutive effect. We also grant cash-based awards under our phantom stock plan.

Copies of our stock incentive plan, deferred compensation plan and employee stock purchase plans are available to any shareholder upon request by writing to: Thomson Reuters, Attention: Associate General Counsel, Corporate, Metro Center, One Station Place, Stamford, Connecticut 06902, United States.

The tables set forth in Appendix A to this circular provide information regarding the key features of our plans and reflect the impact of the share consolidation (reverse stock split) described above. Our director compensation plan is described in the “About Our Directors – Director Compensation and Share Ownership” section of this circular.

Pension and Other Retirement Benefits

The following describes pension and other retirement benefits provided to our named executive officers.

Defined Benefit Pension Plans

Messrs. Smith, Bello, Peccarelli and Masterson participate in a broad based, U.S. defined benefit pension plan which has been closed to new participants since 2006. The plan is funded by one of our wholly-owned U.S. subsidiaries and is qualified under U.S. federal income tax laws. Benefits under the plan are subject to a maximum annual benefit based on eligible compensation limits set forth by the U.S. Internal Revenue Code. In 2018, the eligible compensation limit was $275,000 and the maximum annual benefit limit under the pension plan was $220,000.

Defined Contribution Plans

Each of our named executive officers participates in a 401(k) retirement savings plan, which provides for company matching contributions to amounts contributed by each of them to the plan. Participating employees can contribute up to 50% of their eligible compensation on a combined before-tax or after-tax basis. For participants in a U.S. defined benefit pension plan (Messrs. Smith, Bello, Peccarelli and Masterson), the amount of company matching contributions is 50% of the first 6% of eligible compensation that is contributed by the participant. Employees who do not participate in a U.S. defined benefit pension plan (such as Mr. Friedenberg) receive company matching contributions equal to 100% of the first 4% of eligible compensation that they contributed. The maximum before-tax and/or Roth 401(k) contribution that could be made by each of them in 2018 was $18,500 per year (or $24,500 per year for participants age 50 and over).

Retirement Plus Plans

We provide a supplemental benefit to Messrs. Smith, Bello, Peccarelli and Masterson through a “retirement plus” plan which is an unfunded, non-qualified defined benefit plan. Messrs. Smith, Bello, Peccarelli and Masterson receive allocations with respect to compensation above the eligible compensation limits imposed by the U.S. Internal Revenue Service (IRS) and subject to a maximum eligible “retirement plus” plan compensation limit of $300,000. In 2018, the IRS compensation limit was $275,000. As a result, Messrs. Smith, Bello, Peccarelli and Masterson received allocations of $1,952, $1,663, $1,944 and $751, respectively, in 2018 under this plan. Amounts under this plan are paid from our general assets.

We provide a supplemental benefit to Mr. Friedenberg through a separate “retirement plus” plan which is an unfunded, non-qualified defined contribution plan. Mr. Friedenberg receives a 4% allocation of his base salary over the IRS eligible compensation limit. Due to Mr. Friedenberg’s hire date and earnings in 2018, there were no allocations to him during the 2018 plan year. There is no maximum annual “retirement plus” plan compensation limit for this plan. Amounts under this plan are also paid from our general assets. Mr. Masterson previously participated in this plan when he was employed by our former Financial business. Mr. Masterson ceased participating in that plan at the end of 2005 and has not received allocations to that plan since 2006.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 75

SERPs

As an important retention tool, we also provide Messrs. Smith and Bello with a supplemental executive retirement plan (SERP). SERPs require participants to achieve certain years of service with our company and meet specified age requirements in order to receive benefits. Messrs. Smith’s and Bello’s SERPs are unfunded, non-qualified defined benefit pension plans under which benefits are paid from our general assets. SERP benefits supplement amounts received by Messrs. Smith and Bello under our other defined benefit plans (i.e., the pension plan and retirement plus plan) and our defined contribution plans, which are funded by company contributions and earnings attributable to such contributions. Messrs. Smith and Bello are currently vested in their SERP benefits.

The combined annual benefit under the pension plan, retirement plus plan and SERP for Messrs. Smith and Bello is a pension equal to a percentage of their final base salary, following vesting and commencing upon retirement or termination of employment. This percentage of final base salary is 60% for Mr. Smith and 50% for Mr. Bello. For Messrs. Smith and Bello, the benefit amount will be reduced by 5% for each year by which retirement precedes age 62. In certain circumstances, each of Messrs. Smith and Bello will be entitled to a pension upon disability. The annual benefit is payable for life, with a spousal survivor pension of 50% of the officer’s pension. Annual benefit amounts are not subject to reductions for social security benefits.

In April 2019, we established a grantor trust, commonly referred to as a “rabbi trust”, with an independent trustee for the purpose of funding SERP benefits in the event of a payment failure. Various former senior executives who currently have SERP arrangements are covered by this new rabbi trust along with Messrs. Smith and Bello. Some of our other former senior executives with SERPs have had rabbi trusts for some time. Messrs. Smith, Bello and other beneficiaries have no rights to any assets held by the new rabbi trust, except as general creditors. The grantor trust arrangement was approved by the HR Committee.

Defined Benefit Plans Table

The following table sets forth defined benefit plan information related to our named executive officers. Mr. Friedenberg does not participate in a defined benefit plan.

		Annual benefits payable ($)[1,2]

Name	Number of years credited service (#)	At year end	At age 65	Opening present value of defined benefit obligation ($)[3]	Compensatory change ($)[4]	Non- compensatory change ($)[5]	Closing present value of defined benefit obligation ($)[6]
James C. Smith	36.25	960,000	960,000	14,328,000	(92,000)	(852,000)	13,384,000
Stephane Bello	17.42	500,000	500,000	6,656,000	167,000	(509,000)	6,314,000
Brian Peccarelli	20.00	81,000	106,000	867,000	43,000	(68,000)	842,000
Neil Masterson	16.58	65,000	121,000	447,000	35,000	(56,000)	426,000

1	Annual benefits payable at year-end and at age 65 represent the estimated pension earned for all service to date, and based on total service projected to age 65, respectively. Benefits are calculated based on pensionable earnings used for the 2018 actuarial valuations, projected to retirement for the Accrued Obligation calculations. Benefits are also based on the terms of current retirement agreements. Benefits payable at year-end do not include any reduction that may apply if a named executive officer retires prior to his or her normal retirement date.
2	Annual benefits at age 65 for SERP participants are the same at year-end since the benefit under the SERP plan is not service-related. Reported benefit amounts are the amounts payable as joint and survivor annuities.
3	The accrued obligation represents the value of the projected pension benefit from the pension plan, retirement plus plan and the SERPs earned for all service through December 31, 2017 (measurement date for 2017 year-end disclosure). The key assumptions include a discount rate of 3.65%, a rate of compensation increase of 3.50% and the RP2017 mortality table with MP2017 generational improvement scale.
4	The amount shown above includes service cost (with interest to end of year) plus plan changes and differences between actual and estimated earnings.
5	The amount shown above includes the interest cost on the accrued obligation and the impact of the change in discount rate from 3.65% to 4.35% and the change in mortality table to the RP2018 mortality table with MP2018 generational improvement scale.
6	The accrued obligation represents the estimated value of the projected pension benefit from the pension plan, retirement plus plan and the SERPs earned for all service through December 31, 2018 (measurement date for 2018 year-end disclosure). The key assumptions for the SERP include a discount rate of 4.35%, a rate of compensation increase of 3.50% and the RP2018 mortality table with MP2018 generational improvement scale.

Page 76    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Termination Benefits

Potential Payments upon Termination

Our change in control benefits for named executive officers require a “double trigger”. We do not gross up taxes related to termination and no severance is provided for terminations for cause.

Severance payments

Each of our named executive officers would be entitled to two years of salary continuation in the event of involuntary termination without cause. We typically pay severance in accordance with our standard payroll practices, as opposed to in a lump sum.

Annual incentive awards

Pursuant to annual incentive plan terms and conditions, a named executive officer’s annual incentive award would be treated as follows in the event of termination:

Termination Event	Award Treatment
Voluntary termination	Forfeited if this occurs on or prior to March 1, 2020, subject to applicable law.
Involuntary termination for poor performance or for Cause	Forfeited
Involuntary termination not for poor performance or without Cause	If this occurs between January 1, 2019 and December 31, 2019, an award payout will be made to the executive that is pro-rated through the date of termination based on the executive’s target award and modified only by the Business Performance Factor (BPF) for the 2019 performance period. Payment will be made in or about March 2020 following the completion of the 2019 performance period.
Sale of the executive’s business	Thomson Reuters may (without the consent of the executive) assign all or part of its award payment obligation to make payments under the annual incentive plan or for a third party purchaser to substitute a substantially similar award for the executive and other participants whose business is being acquired.
Retirement (Normal Retirement or Early Retirement), Disability or Death	Forfeited, if this occurs between January 1, 2019 and June 30, 2019. If this occurs between July 1, 2019 and December 31, 2019, an award payout that is pro-rated through the date of termination based on the executive’s target award will be made to the executive as soon as administratively practicable following the occurrence of the event.

If an executive’s employment is terminated for any reason other than voluntary termination, for poor performance or for Cause (i) between January 1, 2020 and March 1, 2020 but before award payouts are made, an award payout based on the executive’s target award, modified only by the BPF for the 2019 performance period, will be made on the payment date in 2020; and (ii) between March 2, 2020 and the payment date in 2020, an award payout based on the executive’s target award, modified by the BPF and the Individual Performance Factor (IPF) for the 2019 performance period, will be made on the payment date in 2020.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 77

Stock options

Pursuant to award terms and conditions, stock options would be treated as follows in the event of termination:

Termination Event	Vested Options	Unvested Options	Exercise Period
Voluntary termination	Remain exercisable	Forfeited	The earlier of 3 months from the termination date or the grant expiration date.
Involuntary termination for poor performance or for Cause	Forfeited	Forfeited	N/A
Involuntary termination not for poor performance or without Cause	Remain exercisable	One additional vesting period (standard vesting is 25% in each of the first four years of the award) is accelerated and exercisable upon termination and the remaining unvested options are forfeited.	The earlier of 3 months from the termination date or the grant expiration date.
Sale of the holder’s business	Remain exercisable	The board or HR Committee shall meet to determine the appropriate treatment of any unvested options.	The earlier of 1 year from the involuntary termination without cause date or the grant expiration date.
A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming options or substituting similar awards)	Remain exercisable	Fully vested upon a “double trigger” (involuntary termination not for poor performance or without Cause within two years following a Change of Control (as described below)); otherwise, the options continue to vest on the original vesting date(s) subject to continuous employment.	The earlier of 1 year from the involuntary termination without cause date or the grant expiration date.
Normal Retirement	Remain exercisable	Continue to vest on the original vesting date(s); provided that the options have been outstanding for at least six months when Normal Retirement occurs. If the options have not been outstanding for that period, they would be forfeited.	Options outstanding for 7 years or more: earlier of 1 year from Normal Retirement or expiration of the option. Options outstanding for less than 7 years: 7 years from the grant date.
Early Retirement	Remain exercisable	Partially vested, reduced by 5% for each year that the holder retired prior to Normal Retirement; provided that the options have been outstanding for at least six months when Early Retirement occurs. If the options have not been outstanding for that period, they would be forfeited.	The earlier of 1 year from the Early Retirement date or the grant expiration date.
Disability	Remain exercisable	Fully vested	1 year
Death	Remain exercisable	Fully vested	1 year

Page 78    Management Proxy Circular and Notice of Annual Meeting of Shareholders

TRSUs

Pursuant to award terms and conditions, TRSUs would be treated as follows in the event of termination:

Termination Event	Unvested TRSUs
Voluntary termination	Forfeited
Involuntary termination for poor performance or for Cause	Forfeited
Involuntary termination not for poor performance or without Cause	Pro rata vesting based on active service as an employee (measured in calendar days from the grant date to the termination date). Vesting would occur on the termination date. The remaining TRSUs would be forfeited.
Sale of the holder’s business	The board or HR Committee shall meet to determine the appropriate treatment of any unvested TRSUs.
A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming TRSUs or substituting similar awards)	Fully vested upon a “double trigger” (involuntary termination not for poor performance or without Cause within two years following a Change of Control); otherwise, the TRSUs would become vested on the scheduled vesting date(s), subject to continuous employment.
Normal Retirement	Continue to vest on the scheduled vesting date(s) if the TRSUs have been outstanding for at least six months when Normal Retirement occurs. If the TRSUs have not been outstanding for that period, they would be forfeited.
Early Retirement	Pro rata vesting based on active service as an employee (measured in calendar days) during the award period if the TRSUs have been outstanding for at least six months when Early Retirement occurs. Vesting would occur on the termination date. If the TRSUs have not been outstanding for that period, they would be forfeited.
Disability	Fully vested
Death	Fully vested

PRSUs

Pursuant to award terms and conditions, PRSUs would be treated as follows in the event of termination:

Termination Event	Unvested PRSUs
Voluntary termination	Forfeited
Involuntary termination for poor performance or for Cause	Forfeited
Involuntary termination not for poor performance or without Cause	Pro rata vesting based on active service as an employee (measured in calendar days) during the performance period. Performance factor applied at the end of the performance period. Vesting would occur on the original vesting date(s).The remaining PRSUs would be forfeited.
Sale of the holder’s business	The board or HR Committee shall meet to determine the appropriate treatment of any unvested PRSUs.
A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming PRSUs or substituting similar awards)

If a Change of Control occurs during first two years of the three year performance period, PRSUs will be converted to TRSUs at 100% of target performance and become vested on the original vesting date.

If a Change of Control occurs during year three of the three year performance period, PRSUs will be converted to TRSUs based on estimated performance and become vested on the original vesting date.

“Double trigger”—if a holder ceases to be an employee as a result of involuntary termination not for poor performance or without Cause within two years following a Change of Control, then all of the holder’s outstanding TRSUs (which were converted from PRSUs at the time of the Change of Control) shall become fully vested on the date that the holder ceased to be an employee.

Normal Retirement	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance) if the PRSUs have been outstanding for at least six months when Normal Retirement occurs. If the PRSUs have not been outstanding for that period, they would be forfeited.
Early Retirement	Pro rata vesting on the scheduled vesting date(s) based on active service as an employee (measured in calendar days) during the performance period (and as adjusted to reflect actual performance) if the PRSUs have been outstanding for at least six months when Early Retirement occurs. If the PRSUs have not been outstanding for that period, they would be forfeited.
Disability	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance).
Death	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance).

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 79

A “Change of Control” for purposes of our incentive plan awards would occur in the following circumstances: (i) all or substantially all of the assets of our company are sold, assigned or transferred other than to a subsidiary; (ii) a change in a majority of our board members; (iii) 50% or more of our company’s outstanding voting securities are acquired by someone other than Woodbridge; or (iv) a going private transaction results in Woodbridge owning more than 50% of our company’s outstanding voting securities.

The Change of Control treatment described in the tables above is based on the surviving, successor or acquiring company assuming our outstanding incentive plan awards or substituting similar options or awards for our outstanding incentive plan awards. If the surviving, successor or acquiring company does not assume our outstanding incentive plan awards or substitute similar options or awards for our outstanding incentive plan awards, or our board otherwise determines, our incentive plan awards will generally vest.

In the event of a Change of Control, our board also has the power to (i) modify the terms of our annual incentive awards as it considers fair and appropriate to participants; (ii) modify the terms of our annual incentive awards to assist participation in the actual or potential Change of Control event; or (iii) terminate annual incentive awards not exercised or settled following the Change of Control.

For pensions, Messrs. Smith, Bello, Peccarelli and Masterson would not be entitled to incremental pension-related payments or benefits in connection with a termination of employment. Information regarding their pension benefits is included in the “Defined Benefits Plans Table” earlier in this circular.

For benefits, each named executive officer would be entitled to continuation of executive physicals, tax, financial planning and outplacement assistance and continuation of generally available health and welfare benefits during the applicable period following termination.

Messrs. Smith, Bello and Peccarelli are currently eligible for early retirement under the U.S. defined benefit pension plan. However, under the terms and conditions of their outstanding equity awards, they will not be eligible for early retirement until they reach age 60.

Our named executive officers do not have a right to receive a gross-up for any taxes that might be due upon termination.

In the event of termination without cause, each named executive officer would be required to provide a release and waiver of employment and other claims in favor of our company in connection with receiving severance benefits. Each named executive officer has agreed to a set of restrictive covenants (e.g., non-compete, non-solicit, non-disparagement and confidentiality obligations) as part of PRSU, TRSU and/or stock option award terms and conditions.

Amounts actually received should any of the named executive officers cease to be employed will vary based on factors such as the timing during the year of any such event, our share price, the executive’s age, the circumstances of termination and any changes to our benefit arrangements and policies.

Arrangement with Mr. Friedenberg

We agreed with Mr. Friedenberg that his unvested stock options, TRSUs and PRSUs would vest in the event of a change of control of Reuters News and his involuntary termination due to the change of control or within 12 months of such an event (a “double trigger”). If Mr. Friedenberg is involuntarily terminated without cause (other than due to such a change of control), any unvested TRSUs from his sign-on grant will fully vest on the termination date.

Page 80    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Estimated incremental values

Each named executive officer may be eligible to receive certain incremental payments and benefits upon termination of employment under various circumstances. The table below includes the value of incremental compensation that would be available to each named executive officer upon the applicable specified event. Payments and benefits contemplated by plan or award terms and conditions are not reflected in the table.

The amounts in the table assume that:

•	The officer left our company on December 31, 2018; and

•	The price per share of our common shares on the NYSE on that date was $48.31.

	Involuntary Termination without cause		Early Retirement	Involuntary termination for cause or voluntary resignation	Termination for good reason	Death or Disability	Qualifying “double trigger” termination following a change of control*
James C. Smith
Severance	3,200,000		–	–	–	–	3,200,000
Equity-based compensation	–		–	–	–	–	–
Pension	–		–	–	–	–	–
Benefits	80,000		30,000	–	–	30,000	–
Total	3,280,000		30,000	–	–	30,000	3,200,000
Stephane Bello
Severance	2,000,000		–	–	–	–	2,000,000
Equity-based compensation	–		–	–	–	–	–
Pension	–		–	–	–	–	–
Benefits	80,000		30,000	–	–	30,000	–
Total	2,080,000		30,000	–	–	30,000	2,000,000
Brian Peccarelli
Severance	1,500,000		–	–	–	–	1,500,000
Equity-based compensation	–		–	–	–	–	–
Pension	–		–	–	–	–	–
Benefits	80,000		30,000	–	–	30,000	–
Total	1,580,000		30,000	–	–	30,000	1,500,000
Neil Masterson
Severance	1,500,000		–	–	–	–	1,500,000
Equity-based compensation	–		–	–	–	–	–
Pension	–		–	–	–	–	–
Benefits	80,000		–	–	–	30,000	–
Total	1,580,000		–	–	–	30,000	1,500,000
Michael Friedenberg
Severance	1,500,000		–	–	–	–	1,500,000
Equity-based compensation	4,688,195	**	–	–	–	–	4,784,139
Pension	–		–	–	–	–	–
Benefits	80,000		–	–	–	30,000	–
Total	6,268,195		–	–	–	30,000	6,284,139

*	Amounts reflected for all named executive officers relate to a change of control of Thomson Reuters, except for amounts reflected for Mr. Friedenberg, which relate to a change of control of Reuters News.
**	Reflects the incremental difference between the value of Mr. Friedenberg’s sign-on TRSU grant under general award terms and conditions (pro rata vesting based on active service as an employee between the grant date and termination date) and his arrangement described earlier in this circular (which would provide for full vesting of this award).

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 81

Indebtedness of Officers, Directors

and Employees

As of April 11, 2019, none of our current or former executive officers or directors were indebted to our company or any of our subsidiaries. As of April 11, 2019, there was no indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) of the current and former officers, directors and employees of our company and our subsidiaries owing to Thomson Reuters or any of our subsidiaries.

Directors’ and Officers’ Indemnification and Insurance

We provide indemnification to our directors to the extent permitted by applicable laws and regulations.

Under the Business Corporations Act (Ontario) (OBCA), our company may indemnify a present or former director or officer or another individual who acts or acted at our company’s request as a director or officer or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with our company or other entity, if the individual acted honestly and in good faith with a view to the best interests of our company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our company’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his or her conduct was lawful.

Pursuant to our organizational documents, we are required to indemnify the individuals referred to above and the heirs and legal representatives of such individuals to the extent permitted by the OBCA.

We maintain, at our expense, a directors’ and officers’ liability insurance policy that provides protection for our directors and officers against liability incurred by them in their capacities as such. This policy provides for a limit of up to $100 million for each claim and $100 million in the aggregate and there is no deductible for this coverage. The insurance applies in circumstances where we may not indemnify our directors and officers for their acts or omissions. Annual gross premiums paid by our company relating to directors’ and officers’ liability insurance are currently approximately $1.6 million.

Page 82    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Additional Information

Non-IFRS Financial Measures

Certain financial measures discussed in this circular, such as revenues before currency, free cash flow, adjusted EBITDA and the related margin, adjusted EBITDA less capital expenditures, and adjusted EPS are non-IFRS financial measures. In the “Compensation Discussion and Analysis” section of this circular, we explain why we use certain non-IFRS measures as part of our annual and long-term incentive awards. For reconciliations to the most directly comparable IFRS measure, please see the MD&A section of our 2018 annual report. Adjusted EBITDA less capital expenditures and free cash flow, as discussed in this circular and as used for incentive compensation purposes only, are reconciled to earnings from continuing operations and net cash provided by operating activities, respectively, as disclosed and reconciled in our 2018 annual MD&A. Additionally, when we use the terms “organic” and “organically”, we are referring to our existing businesses before the impact of acquisitions, dispositions and IFRS 15. For purposes of the organic revenue growth calculation, the company’s 30-year news agreement with Refinitiv that was signed on October 1, 2018 is treated as an acquisition. Non-IFRS financial measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

How to Contact the Board

Shareholders and other interested parties may contact the board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them c/o Deirdre Stanley, Executive Vice President, General Counsel & Secretary, Thomson Reuters, 3 Times Square, New York, New York 10036, United States.

2019 Annual Meeting – Questions from Shareholders

At the annual meeting, shareholders in attendance will be provided with an opportunity to ask questions to our board, CEO and CFO. If you are a shareholder who is viewing the meeting by webcast or is unable to attend this year’s meeting in person but have a question, you may e-mail your question to investor.relations@thomsonreuters.com or mail your question to the Executive Vice President, General Counsel & Secretary at the address noted above in the “How to Contact the Board” section. While we will seek to respond to as many shareholder questions as possible at the meeting, we cannot assure you that all questions will be able to be addressed at the meeting. If we are unable to address your question at the meeting, we will separately provide a response to you.

Where to find Corporate Governance and Continuous Disclosure Documents

Our Code of Business Conduct and Ethics, corporate governance guidelines and charters for the Audit Committee, Corporate Governance Committee, HR Committee and Risk Committee and position descriptions for the Chairman, Lead Independent Director, CEO and the Chair of each committee are available in print free of charge to any shareholder who requests a copy in writing to: Thomson Reuters, Attention: Investor Relations Department, Metro Center, One Station Place, Stamford, Connecticut 06902, United States or by an e-mail request sent to investor.relations@thomsonreuters.com. These documents are also available on our website, www.thomsonreuters.com.

Financial information about our company is provided in our consolidated financial statements and MD&A. You can obtain copies of these financial statements and MD&A by contacting our Investor Relations Department by mail or e-mail as indicated in the paragraph immediately above. You can also find these financial statements and MD&A on our website, www.thomsonreuters.com. Additional information regarding our Audit Committee that is required to be disclosed pursuant to Canadian Securities Administrators Multilateral Instrument Form 52-110F1 is included in our 2018 annual report.

You may access other information about our company, including our continuous disclosure materials, reports, statements and other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov. A copy of our corporate governance guidelines has been filed on SEDAR and EDGAR and is incorporated by reference in this circular.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 83

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.

Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company

We have issued a Founders Share to the Thomson Reuters Founders Share Company which enables it to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, media, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company for appointment. The nomination committee also has unique features. Two of its members are judges from the European Court of Human Rights and assist in scrutinizing candidates’ suitability. Our board currently has two representatives on the nomination committee. The chairman and deputy chairman of the Thomson Reuters Founders Share Company are members of the nomination committee, and the chairman appoints three other directors of the Thomson Reuters Founders Share Company as members of the nomination committee. Other members of the nomination committee are representatives of press associations from the United Kingdom, Australia and New Zealand. The chairman of the Thomson Reuters Founders Share Company acts as chairman of the nomination committee.

Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Thomson Reuters Trust Principles and to exercise its voting rights to give effect to this support. In connection with the closing of the F&R transaction, Thomson Reuters Founders Share Company, Thomson Reuters and Reuters News entered into a Reuters Support Agreement.

For additional information about the Thomson Reuters Founders Share Company, its directors, the Thomson Reuters Trust Principles, the Founders Share that our company has issued to the Thomson Reuters Founders Share Company and the Reuters Support Agreement, please see our 2018 annual report.

Share Repurchases – Normal Course Issuer Bid

In May 2018, we filed a notice of intention to make a normal course issuer bid to enable us to purchase up to 35,500,000 common shares (reflected as 32,230,450 shares following our share consolidation/reverse stock split in November 2018). The notice provides that we may purchase these shares between May 30, 2018 and May 29, 2019 at prevailing market prices in amounts and at times to be determined by our company. We may make purchases through the TSX or the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law by a registered investment dealer (or an affiliate of the dealer), including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. Common shares that we purchase under the bid are cancelled. In 2018, we repurchased 26,770,933 common shares at an average price per share of $43.87 under our normal course issuer bid. This information does not reflect shares that we acquired in 2018 pursuant to a substantial issuer bid/tender offer. A copy of the notice of intention is available at www.sedar.com and www.sec.gov and may also be obtained without charge from our Investor Relations Department at the address listed above.

Page 84    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Directors’ Approval

The board of directors of Thomson Reuters Corporation has approved the contents of this circular and the mailing of the circular to our shareholders.

Deirdre Stanley

Executive Vice President, General Counsel & Secretary

April 17, 2019

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 85

Appendix A – Equity Compensation and Other Plan Information

In November 2018, we completed a return of capital transaction that included a consolidation of our outstanding common shares (or reverse stock split) at a ratio of 1 pre-consolidated share for 0.9079 post-consolidated shares. We subsequently consolidated the number of shares issuable under our stock incentive plan and other plans by the applicable ratio. Share reserve information in this Appendix reflects the consolidation.

Stock Incentive Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Directors who are not employees or officers of our company are not eligible to participate in the plan.
Purpose	Provide an additional incentive to participants, encourage stock ownership by them and thereby increase their proprietary interest in our company’s success and their desire to remain with Thomson Reuters.
Maximum number of shares issuable	69,150,969 shares, representing approximately 13.79% of our total issued and outstanding shares as of year end.
Shares and awards issued in 2018	In 2018, we issued approximately 5.8 million shares under the plan, which represented approximately 1.15% of our total issued and outstanding shares as of year-end. Total awards granted in 2018 represented approximately 0.78% of our total issued and outstanding shares as of year-end. Of this amount, options granted in 2018 represented approximately 0.37% and RSUs granted in 2018 represented approximately 0.41%.
Other limits	Shares may consist, in whole or in part, of common shares issued from treasury or purchased on the open market or any combination thereof.
The maximum number of shares that may be issued in respect of RSU awards granted after December 31, 2016 will not exceed 13,503,378 shares.
The maximum number of shares that may be issued under plan awards held by any one person under the plan must not exceed 5% of our outstanding common shares determined on a non-diluted basis. The maximum number of shares for which plan awards may be granted and which may be otherwise awarded under the plan to any individual during any one-year period is 5,000,000.
The number of shares issued to “insiders” and their “associates” within any one-year period under the plan and any other security based compensation arrangement of Thomson Reuters cannot exceed 5% of the aggregate number of our issued and outstanding shares on a non-diluted basis. The maximum number of shares issuable to “insiders”, at any time, under the plan and any other share based compensation arrangement of Thomson Reuters cannot exceed 10% of the aggregate number of our issued and outstanding shares on a non-diluted basis.
The maximum number of shares that may be issued through incentive stock options (ISOs) under the plan is 5,000,000. We may not issue ISOs under the plan at this time.
Shares subject to awards which are cancelled, expired, forfeited or terminated without having been exercised are available for new awards under the stock incentive plan.
Types of awards that may be issued	Non-qualified stock options, stock appreciation rights (SARs), awards of RSUs and other awards of shares based on the value of shares. Through the date of this circular, we have only issued non-qualified stock options and RSUs under this plan. We issue SARs under our separate phantom stock plan.
Maximum option term	10-year expiration date from the date of grant.
Exercise price of options	Equal to the closing price of our shares on the NYSE on the trading day immediately preceding the date of the grant.
Vesting and exercise of options	Stock options must be vested before they can be exercised. Options vest 25% each year over a four year period.

Page A-1    Management Proxy Circular and Notice of Annual Meeting of Shareholders

As of December 31, 2018
Common shares issued under the plan	42,557,489 (1)
Common shares remaining for issuance	26,593,480 (representing approximately 5.30% of our issued and outstanding shares as of year-end)
Stock options and RSUs outstanding	12,391,683 (representing approximately 2.47% of our issued and outstanding shares as of year-end)
Common shares remaining for issuance less outstanding stock options and RSUs	14,201,797 (representing approximately 2.83% of our issued and outstanding shares as of year-end)
Common shares issued and outstanding	501,493,187
Potential Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year ended December 31, 2018 of 667,586,385	3.98%

(1)

Of the 42,557,489 common shares reflected as being issued under the plan as of December 31, 2018, only 22,205,420 common shares have been actually issued due to net settlement of RSUs and various stock options. When RSUs vest or stock options are exercised, our company deducts the gross amount of the underlying securities from the plan’s share reserve.

We believe that our stock incentive plan grant practices are conservative relative to applicable benchmarks and our compensation peer group. Based on our analysis of our plan and publicly available information related to our disclosed compensation peer group, the potential dilution under the stock incentive plan would place Thomson Reuters in the bottom quartile of our disclosed compensation peer group for this measure. The following table provides information as of the end of each year indicated related to the stock incentive plan’s share usage, burn rates and potential dilution.

	As of December 31,

	2018	2017	2016
Share usage – the total number of stock options and RSUs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.59%	0.74%	0.69%
Burn rate – the total number of stock options and RSUs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.59%	0.74%	0.69%
Potential Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year	3.98%	4.90%	2.43%

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page A-2

Expiration of options	Options, SARs and RSUs cease to be exercisable according to the terms of the applicable award agreement, or as may be determined by the HR Committee, in the event that a participant ceases to be an employee or officer of Thomson Reuters. Options and RSUs granted in 2018 are subject to early expiration or vesting in certain circumstances, including death, disability, retirement and termination. If options or SARs would otherwise expire during a blackout period, the term will be extended until 10 business days after conclusion of such blackout period.
Plan amendments and changes

The board and/or the HR Committee may make any amendments to the plan or any outstanding award without seeking shareholder approval (including, but not limited to, minor “housekeeping” changes, changes to comply with applicable laws and changes to vesting provisions of awards), except for an amendment which:

●   increases the maximum number of shares that can be issued under the plan, including an increase to a fixed number of such shares or a change from a fixed number of such shares to a fixed maximum percentage;

●   Increases the maximum number of shares that can be issued pursuant to RSUs;

●   increases the maximum number of shares which may be issued under the awards held by a participant;

●   reduces the exercise price of an award (including a cancellation and re-grant of an award, constituting a reduction of the exercise price of such award), except in connection with maintaining the value of an award in connection with a change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

●   extends the term of an award beyond its original expiry date, except where the expiry date would have occurred in a blackout period;

●   changes the provisions relating to the transferability of an award, other than for a transfer by will or the laws of descent and distribution, a transfer by a grantee to an entity which is controlled by the grantee or a transfer to a former spouse or domestic partner in connection with a legal obligation or settlement;

●   changes the provisions relating to adjustments in the number or kind of shares or securities reserved for issuance or subject to outstanding awards or the exercise price, in the event of any change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

●   extends eligibility to participate in the stock incentive plan to a director who is not an employee or officer of our company;

●   changes the rights attaching to our common shares;

●   changes the amending provisions of the plan;

●   removes or exceeds the insider participation limit under the plan (as defined in the TSX Company Manual), as amended from time to time; or

●   is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.

Subject to certain exceptions, no such amendment may materially and adversely affect the rights of any participant in relation to any outstanding award granted under the plan without the consent of the affected participant.

Exercise process	Cashless exercises permitted, as well as cash payments. For a cashless exercise of options, the participant will receive the net number of shares equal to the in-the-money amount of the options (less applicable taxes). The number of options exercised will be deducted from the share reserve.
Transfers and assignments	Not possible other than by will or the laws of descent and distribution, a transfer by a participant to an entity which is controlled by a participant or a transfer to a former spouse or domestic partner of a participant in connection with a legal obligation or settlement.

Page A-3    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Phantom Stock Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Non-employee directors are not eligible to participate in the plan.
Purpose	If tax or securities regulations make it impracticable or inefficient to make grants under the stock incentive plan, we may allocate units under this plan to executive officers and senior employees.
Maximum number of shares issuable	Not applicable, since all awards are cash-based.
Issued as of December 31, 2018	Not applicable, since all awards are cash-based.
Available for issue as of December 31, 2018	Not applicable, since all awards are cash-based.
Total SARs outstanding as of December 31, 2018	Not applicable, since all awards are cash-based.
Burn rate – the total number of SARs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	Not applicable, since all awards are cash-based.
Types of awards that may be issued	SARs and other cash-based awards.
Maximum SAR term	10-year expiration date from the date of grant.
Exercise price of SARs	Equal to the closing price of our shares on the trading day immediately preceding the date of the grant.
Vesting and exercise of SARs	SARs must be vested before they can be exercised. SARs vest 25% each year over a four year period.
Expiration of SARs	Identical to the provisions of the stock incentive plan described above.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Exercise process	Election made to Corporate Human Resources Department; no payments due upon exercise.
Transfers and assignments	Identical to the provisions of the stock incentive plan described above.

Deferred Compensation Plan
Eligibility	Limited number of key executives in the United States.
Purpose	Provide specified benefits to a select group of senior management who contribute materially to the continued growth, development and future business success of Thomson Reuters.
Maximum number of shares issuable	6,488,478 shares, representing approximately 1.29% of our total issued and outstanding shares as of year end.
Shares issued as of December 31, 2018	1,447,536 shares, representing approximately 0.29% of our total issued and outstanding shares.
Total DSUs outstanding as of December 31, 2018	Total DSUs outstanding of 736,758 as of year-end 2018 represented approximately 0.15% of our total issued and outstanding shares.
Shares available for grant as of December 31, 2018	3,792,663 shares, representing approximately 0.76% of our total issues and outstanding shares.
Types of equity-based awards that may be issued	Deferred share units (DSUs)
Types of deferrals	Annual base salary as well as annual/long-term incentive awards.
Election process	Irrevocable elections to participate in the plan are made before the beginning of the year.
Value of DSUs	Deferred cash can be converted into DSUs based on the closing price of our common shares on the day before the deferral or conversion. If a participant elects to hold DSUs, we credit his or her plan account with a 10% DSU match, which matching units generally vest over a period of four years. DSUs accumulate notional equivalents of dividends paid on our common shares.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Vesting process	Participants are automatically vested in their DSUs. Matching DSUs vest as described above.
Transfers and assignments	Substantially similar to the provisions of the stock incentive plan described above.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page A-4

The following table provides information as of the end of each year indicated related to the deferred compensation plan’s share usage, burn rates and potential dilution.

	As of December 31,

	2018	2017	2016
Share usage – the total number of shares issued pursuant to DSUs in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.047%	0.002%	0.003%
Burn rate – the total number of DSUs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.011%	0.018%	0.014%
Potential Dilution – the total number of all DSUs available for issue, divided by the total weighted average of common shares outstanding during the year	0.679%	0.816%	0.787%

Employee Stock Purchase Plans
Eligibility	Designated employees in the United States, United Kingdom, Canada and other countries.
Purpose	Provide eligible employees with an opportunity to purchase shares and to further align their interests with those of our shareholders.
Maximum number of shares issuable	20,388,909 shares (comprised of 14,633,208 for U.S. employee stock purchase plan and 5,755,701 for global employee stock purchase plan), representing approximately 4.07% of our total issued and outstanding shares as of year end.
Shares issued as of December 31, 2018	14,365,635 shares, representing approximately 2.86% of our total issued and outstanding shares.
Shares available for issue as of December 31, 2018	6,023,274 shares, comprised of 3,615,746 shares for the U.S. ESPP and 2,407,528 for the global ESPP, representing approximately 1.20% of our total issued and outstanding shares (0.72% for the U.S. ESPP and 0.48% for the global ESPP).
Total ESPP shares outstanding as of December 31, 2018	Total shares outstanding of 129,976 as of year-end 2018 represented approximately 0.03% of our total issued and outstanding shares.
Types of equity-based awards that may be issued	Common shares
ESPP—key terms	● The ESPP is voluntary. Eligible employees contribute to the ESPP through payroll deductions by designating from 1% to 10% of eligible compensation to be withheld.

●   On the last business day of each calendar quarter, we use accumulated payroll deductions to buy common shares for participants. The price paid for shares is 85% of the closing price (i.e., a 15% discount) of our common shares on the NYSE on the last trading day of the quarter. Non-U.S. participants purchase shares in the local foreign currency equivalent of this amount.

●   A minimum holding period applies to all shares purchased under the ESPP, unless participants in a particular country are exempted from this requirement due to legal, regulatory or tax considerations. While a participant is a Thomson Reuters employee, if he or she is subject to a holding period, then shares purchased at the end of a calendar quarter may not be sold until the next quarterly offering period ends.

●   Employees may elect to change or suspend payroll deductions during each quarterly offering period and may elect to withdraw from the ESPP at least 10 business days before a quarterly purchase date. If an individual ceases to be an eligible employee of Thomson Reuters, he or she is considered to have withdrawn from the ESPP. If ESPP enrollment is cancelled, an employee may withdraw all of his or her payroll deductions from the ESPP that have not been used to purchase shares.

Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Transfers and assignments	Not possible other than by the laws of descent and distribution.

Page A-5    Management Proxy Circular and Notice of Annual Meeting of Shareholders

The following table provides information as of the end of each year indicated related to the ESPP’s share usage, burn rates and potential dilution.

	As of December 31,

	2018	2017	2016
Share usage – the total number of common shares issued in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.15%	0.13%	0.14%
Burn rate – the total number of common shares granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.15%	0.13%	0.14%
Potential Dilution – the total number of all common shares available for issue, divided by the total weighted average of common shares outstanding during the year	0.90%	1.06%	1.14%

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page A-6

Appendix B – Shareholder Proposal

The following proposal has been submitted by the Congregation of the Sisters of Mercy of Newfoundland of Waterford Bridge Road, P.O. Box 1757, St. John’s, Newfoundland & Labrador A1C 5P5, Canada, and The Daly Foundation of 101 Thorncliffe Park Drive, Toronto, Ontario M4H 1M2, Canada, for consideration at the annual meeting of shareholders. The board of directors opposes this proposal for the reasons set out below.

Shareholder Proposal

RESOLVED THAT the Human Resources Committee (“HRC”) of the Board of Directors commission a report, on an annual basis, on the pay grades and/or salary ranges of all classifications of Company employees, to be considered by the HRC when setting target amounts for compensation of Named Executive Officers (“NEOs”). We also ask that the Board of Directors describe in the company’s proxy circular how it takes compensation, advancement and retention practices throughout the organization into consideration in setting NEO compensation, and ensures that the company’s approach to rewarding and retaining talent is consistently applied.

Supporting Statement

Thomson Reuters’ HRC uses peer group benchmarks to set its target NEO compensation. While these benchmarks may be relevant to certain aspects of executive compensation, the use of horizontal benchmarking can skew compensation practices at the top end of a company’s pay structure and lead to high CEO-to-median-worker pay ratios.

Over-reliance on horizontal benchmarking can also produce a disconnect between the retention and incentive practices used at the top-end of the pay structure and those used to motivate and retain employees in the rest of the company.

High CEO-to-worker pay ratios can impact the morale and productivity of non-executive employees. They can send a message about a company’s culture and values to employees.

Traditionally investors review a company’s internal pay equity based on the ratio between the total compensation provided to the CEO as compared to the median pay of the other NEOs. While this is not a reliable indicator of pay disparities throughout the organization, it can sometimes be a marker for broader concerns with compensation vertically across a company. In the case of Thomson Reuters, the CEO’s pay was more than four times higher than the median pay of the other NEOs in the last published year. Thomson Reuters’ internal pay equity ratio was higher than all but two of the companies in its comparator group for 2017.

Total CEO compensation at the company has grown steadily over the past four years and is high relative to its peers when compared to average employee salaries and benefits.

To ensure that Thomson Reuters’ executive compensation is reasonable relative to its overall employee pay philosophy and structure, we ask that the HRC consider the pay grades and/or salary ranges of all classifications of Company employees when setting NEO compensation target amounts.

We are not requesting that the HRC adopt any specific approach to considering this data when setting NEO compensation targets. We trust that the HRC will exercise appropriate discretion to determine how information in the proposed report factors into NEO compensation targets and report on its approach in the proxy circular. We recognize that the HRC may continue to use peer group benchmarks and other metrics to set NEO compensation target amounts.

The Board of Directors recommends voting AGAINST the proposal for the following reasons:

“Pay for performance” is the foundation of Thomson Reuters’ compensation programs — not just for our senior executive officers, but for staff across the entire company. We seek to provide competitive compensation opportunities to all of our employees and deliver meaningful and differentiated rewards to high performers at all levels, reflecting the value and impact that they have delivered and considering the behaviors they have demonstrated. We believe that when employees bring their best to work, Thomson Reuters can deliver results that help us achieve our goals, delight our customers and drive sustainable growth.

As discussed in more detail in the “Compensation Discussion and Analysis” section of this circular, the HR Committee utilizes peer group data to evaluate the competitiveness of our executive compensation programs. The company’s global peer group is a primary reference point as a result of the global nature of our business and the global market for executive talent. The HR Committee utilizes a Canadian peer group secondarily as a means to evaluate compensation compared to local practices and levels. The HR Committee’s independent compensation advisor (FW Cook) reviewed the company’s current peer groups and provided input prior to their approval.

Page B-1    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Horizontal peer group data is just one of several elements and considerations taken into account by the HR Committee in evaluating executive compensation. While the HR Committee does not target a specific competitive level of pay, the HR Committee considers the overall competitive market as well as the experience, skills, contribution, historical and expected performance of each executive in its decision making. The HR Committee works closely with its independent compensation advisor to ensure that our program links compensation to performance and shareholder value creation and is supportive of best practice corporate governance principles.

The HR Committee considers internal pay equity among executive officers in reviewing compensation for individual executives. However, the HR Committee does not currently utilize vertical pay ratios in evaluating the competitiveness and appropriateness of executive compensation. The HR Committee believes that vertical pay ratios would not be a useful or meaningful tool for Thomson Reuters, as a company with global operations, a large employee base with many different types of staff, and businesses that operate in different industries. Pay at Thomson Reuters is based on local market practice and can vary across countries even for similar jobs based on factors such as market conditions (e.g., developed vs. developing), economic indicators that impact labor costs (e.g., inflation, GDP, etc.) and currency. The HR Committee also does not believe that vertical pay ratios would provide a meaningful comparison of Thomson Reuters’ compensation practices relative to our peers as these factors (among others) vary widely across different companies. There is also no rule or consistent methodology that has been agreed upon in Canada for purposes of performing these types of calculations.

Earlier this month, we engaged with the Shareholder Association for Research & Education (SHARE), an organization that is representing the two shareholders who submitted the proposal. As part of this engagement, we discussed the proposal and the HR Committee’s responsibilities in relation to compensation and human capital management more generally. We plan to continue this dialogue with SHARE.

We believe that our proxy circular disclosure allows Thomson Reuters shareholders to understand our compensation practices and programs, including what we pay to our most senior executives and why. As part of our dialogue with shareholders, we have provided a “say on pay” advisory resolution on executive compensation at our annual meetings of shareholders since 2008. Over the last five years, approximately 98% of votes have been cast “for” these resolutions. The HR Committee and the board remain committed to continued engagement with our shareholders on executive compensation matters.

For the foregoing reasons, the board of directors recommends that shareholders vote AGAINST this proposal.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page B-2

THOMSON REUTERS 333 Bay Street, Suite 400 Toronto, Ontario M5H 2R2 Canada tel: +1 416 687 7500 www.thomsonreuters.com